   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1996



                                                      REGISTRATION NO. 333-12457

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

          DELAWARE                        7312                       36-3766705
(State or other jurisdiction  (Primary Standard Industrial        (I.R.S. Employer
     of incorporation)        Classification Code Number)       Identification No.)

                                ----------------

                       321 NORTH CLARK STREET, SUITE 1010
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-8673
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)
                                ----------------

                                 PAUL G. SIMON
                                GENERAL COUNSEL
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                       321 NORTH CLARK STREET, SUITE 1010
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-8673
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                WITH COPIES TO:

         LELAND E. HUTCHINSON                        STACY J. KANTER
           WINSTON & STRAWN                SKADDEN, ARPS, SLATE, MEAGHER & FLOM
         35 WEST WACKER DRIVE                        919 THIRD AVENUE
       CHICAGO, ILLINOIS 60601                   NEW YORK, NEW YORK 10022
            (312) 558-5600                            (212) 735-3000

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        UNIVERSAL OUTDOOR HOLDINGS, INC.


                             CROSS-REFERENCE SHEET


FORM S-1 ITEM NUMBER AND HEADING                                                 PROSPECTUS CAPTION OR PAGE
- -------------------------------------------------------------------  ---------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front      Registration Statement Cover; Outside Front Cover
           Cover Page of Prospectus................................  Page of Prospectus

       2.  Inside Front and Outside Back Cover Pages of              Inside Front Cover Page; Available Information;
           Prospectus..............................................  Outside Back Cover Page

       3.  Summary Information, Risk Factors and Ratio of Earnings   Prospectus Summary; Risk Factors; Business
           to Fixed Charges........................................

       4.  Use of Proceeds.........................................  Prospectus Summary; Use of Proceeds

       5.  Determination of Offering Price.........................  Underwriting

       6.  Dilution................................................  Not Applicable

       7.  Selling Security Holders................................  Principal and Selling Stockholders

       8.  Plan of Distribution....................................  Outside Front Cover Page of Prospectus;
                                                                     Underwriting

       9.  Description of Securities to Be Registered..............  Description of Capital Stock

      10.  Interests of Named Experts and Counsel..................  Not Applicable

      11.  Information with Respect to the Registrant..............  Prospectus Summary; Risk Factors; The Transactions;
                                                                     Use of Proceeds; Dividend Policy; Price Range of
                                                                     Common Stock; Capitalization; Selected Consolidated
                                                                     Financial and Operating Data; Management's
                                                                     Discussion and Analysis of Financial Condition and
                                                                     Results of Operations; Business; Management;
                                                                     Certain Transactions; Principal and Selling
                                                                     Stockholders; Description of Capital Stock; Shares
                                                                     Eligible for Future Sale; Description of
                                                                     Indebtedness and Other Commitments; Experts;
                                                                     Available Information; Consolidated Financial
                                                                     Statements

      12.  Disclosure of Commission Position on Indemnification for
           Securities Act Liabilities..............................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION


                                                        DATED SEPTEMBER 26, 1996

   [LOGO]
                                5,750,000 SHARES
                        UNIVERSAL OUTDOOR HOLDINGS, INC.

                                  COMMON STOCK
                                   ----------

    Of the shares of Common Stock ("Common Stock") offered hereby (the "Offering"), 5,000,000 shares are being sold by Universal Outdoor Holdings, Inc. ("Universal Outdoor" or the "Company") and 750,000 shares are being sold by certain selling stockholders named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


    The Common Stock is quoted on the Nasdaq National Market under the symbol "UOUT." On September 24, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $33.50 per share. See "Price Range of Common Stock."



    Following the Offering, Universal Outdoor, Inc., a wholly-owned subsidiary of the Company, intends to offer $200 million aggregate principal amount of its Senior Subordinated Notes due 2006 (the "New Notes") by a separate prospectus (the "Notes Offering," and together with the Offering, the "Offerings"). Certain terms of the Notes Offering are set forth in "Description of Indebtedness and Other Commitments."

                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF.
                                 -------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
  EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION  TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

                                   PRICE        UNDERWRITING      PROCEEDS      PROCEEDS TO
                                     TO        DISCOUNTS AND         TO           SELLING
                                   PUBLIC       COMMISSIONS      COMPANY(1)     STOCKHOLDERS
Per Share....................        $               $               $               $
Total(2).....................        $               $               $               $

(1) Before deducting expenses of the Offering payable by the Company estimated at $750,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 862,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          ,  $          , $          and $           ,
    respectively. See "Underwriting" and "Selling Stockholders."
                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about October , 1996.

ALEX. BROWN & SONS
       INCORPORATED

                  BEAR, STEARNS & CO. INC.

                                     DONALDSON, LUFKIN & JENRETTE
                                                   SECURITIES CORPORATION


              THE DATE OF THIS PROSPECTUS IS               , 1996.

                              [INSIDE COVER PAGE]

                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" MEANS UNIVERSAL OUTDOOR HOLDINGS, INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. "UOI" REFERS TO UNIVERSAL OUTDOOR, INC. AND ITS CONSOLIDATED SUBSIDIARIES, WHICH CONSTITUTE THE OPERATING SUBSIDIARIES OF THE COMPANY. UNLESS OTHERWISE SPECIFIED, THE PROSPECTUS ASSUMES (I) THE COMPLETION OF THE TRANSACTIONS (AS DEFINED) SCHEDULED OR ANTICIPATED TO OCCUR,
(II) THE COMPLETION OF THE OFFERING AT A PRICE OF $32.00 PER SHARE, AND (III) NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. THE "TRANSACTIONS" CONSIST OF THE ACQUISITION OF OUTDOOR ADVERTISING HOLDINGS, INC. BY AN INDIRECT SUBSIDIARY OF UOI PURSUANT TO A MERGER OF SUCH INDIRECT SUBSIDIARY WITH AND INTO OUTDOOR ADVERTISING HOLDINGS, INC. (THE "POA ACQUISITION"), THE DEBT TENDER OFFERS (AS DEFINED), THE EXECUTION OF THE NEW CREDIT FACILITY (AS DEFINED), THE MEMPHIS/TUNICA ACQUISITION (AS DEFINED) AND THE ADDITIONAL ACQUISITIONS (AS DEFINED). SEE "TRANSACTIONS." "ACQUISITIONS" MEANS, COLLECTIVELY, THE POA ACQUISITION, THE MEMPHIS/TUNICA ACQUISITION AND THE ADDITIONAL ACQUISITIONS. "OPERATING CASH FLOW" HAS THE MEANING SET FORTH IN FOOTNOTE 2 ON PAGE 7 HEREOF AND "OPERATING CASH FLOW MARGIN" HAS THE MEANING SET FORTH IN FOOTNOTE 3 ON PAGE 7 HEREOF. THE TERM "MARKET" REFERS TO THE GEOGRAPHIC AREA CONSTITUTING A DESIGNATED MARKET AREA AS DEFINED BY THE A.C. NIELSON COMPANY.


                                  THE COMPANY


    The Company is a leading outdoor advertising company operating approximately 21,114 advertising display faces in two distinct regions: the Midwest (Chicago, Minneapolis/St. Paul, Indianapolis, Milwaukee, Des Moines, Evansville (IN) and Dallas) and the Southeast (Orlando, Jacksonville, Palm Beach, Ocala and the East Coast and Gulf Coast areas of Florida, Memphis/Tunica and Chattanooga (TN) and Myrtle Beach (SC)). After giving effect to the Acquisitions, the Company will be the third largest pure-play outdoor advertising company in the United States on the basis of net revenues. For the six months ended June 30, 1996, on a pro forma basis the Company had net revenues and Operating Cash Flow of $65.1 million and $32.0 million, respectively, which compare favorably to the pro forma results for the same period in 1995 of $56.7 million and $26.4 million, respectively. For the fiscal year ended December 31, 1995, on a pro forma basis the Company had net revenues and Operating Cash Flow of $121.0 million and $58.1 million, respectively. The Company believes that its 1995 Operating Cash Flow Margin of 48.7%, or 48.0% on a pro forma basis after giving effect to the Acquisitions, is among the highest in the industry.

    The Acquisitions will significantly expand and diversify the Company's presence into new major metropolitan markets. The following table sets forth, as of August 31, 1996, certain information with respect to the Company's outdoor markets after giving effect to the Acquisitions:



                                                                  % OF 1995
                                                                  PRO FORMA                   30-SHEET      8-SHEET    TOTAL DISPLAY
MARKET                                                          NET REVENUES     BULLETINS     POSTERS      POSTERS        FACES
- -------------------------------------           1995           ---------------  -----------  -----------  -----------  -------------
                                             PRO FORMA
                                            NET REVENUES
                                       ----------------------
                                       (DOLLARS IN THOUSANDS)
MIDWEST:
  Chicago............................      $       16,579              13.7%           653       --            3,646       4,299
  Minneapolis/St. Paul...............              16,320              13.5            447        1,365       --           1,812
  Indianapolis.......................               9,897               8.2            257        1,385          142       1,927
  Milwaukee..........................               4,686               3.9            260       --              321         581
  Des Moines*........................               3,141               2.6             84          590            9         683
  Evansville.........................               3,028               2.5            142          687       --             829
  Dallas*............................               1,738               1.5            245       --            1,201       1,446
SOUTHEAST:
  Orlando**..........................              22,253              18.4            842        1,080       --           1,922
  Jacksonville.......................               8,528               7.0            383          942       --           1,325
  Palm Beach**.......................                 290               0.2             99           21       --             120
  Ocala**............................               5,011               4.1            879          199       --           1,078
  Memphis/Tunica**...................              13,104              10.8            706        1,179          133       2,018
  Chattanooga**......................               4,582               3.8            359          663       --           1,022
  Myrtle Beach**.....................               7,931               6.6            729          455       --           1,184
  East Coast area (FL)**.............               2,784               2.3            567       --           --             567
  Gulf Coast area (FL)**.............               1,095               0.9            444       --           --             444
                                               ----------             -----          -----        -----        -----   -------------
    Total............................      $      120,967             100.0%         7,096        8,566        5,452      21,114***
                                               ----------             -----          -----        -----        -----   -------------
                                               ----------             -----          -----        -----        -----   -------------


- ------------------------
* Includes existing operations and additional operations to be acquired in connection with the Acquisitions.

**  To be acquired in connection with the Acquisitions.

*** Excludes 143 transit display faces located in Indianapolis.

                               OPERATING STRATEGY

    The Company's objective is to be the leading provider of outdoor advertising services in each of its two regional operating areas and to expand its presence in attractive new markets. The Company believes that regional clusters provide it with significant opportunities to increase revenue and achieve cost savings by delivering to local and national advertisers efficient access to multiple markets or highly targeted areas. Management intends to implement the following operating strategy:

    - MAXIMIZE RATES AND OCCUPANCY. Through continued emphasis on customer sales and service, quality displays and inventory management, the Company seeks to maximize advertising rates and occupancy levels in each of its markets. The Company has recruited and trained a strong local sales staff supported by local managers operating under specific, sales-based compensation targets designed to obtain the maximum potential from the Company's display inventory.

    - INCREASE MARKET PENETRATION. The Company seeks to expand operations within its existing markets through new construction, with an emphasis on painted bulletins, which generally command higher rates and longer term contracts from advertisers than other types of display faces. In addition, the Company historically has acquired, and intends to continue to acquire, additional advertising display faces in its existing markets as opportunities become available.

    - PURSUE STRATEGIC ACQUISITIONS. In addition to improved penetration of its existing markets, the Company also seeks to grow by acquiring additional display faces in closely proximate new markets. Such new markets allow the Company to capitalize on the operating efficiencies and cross-market sales opportunities associated with operating in multiple markets within distinct regions. The Company intends to develop new regional operating areas in regions where attractive growth and consolidation opportunities exist.

    - CAPITALIZE ON TECHNOLOGICAL ADVANCES. The Company seeks to capitalize on technological advances that enhance its productivity and increase its ability to effectively respond to its customers' needs. The Company's continued investment in equipment and technology provides for greater ongoing benefits in the areas of sales, production and operation.

    - MAINTAIN LOW COST STRUCTURE. Through continued adherence to strict cost controls, centralization of administrative functions and maintenance of low corporate overhead, the Company seeks to maximize its Operating Cash Flow Margin, which it believes to be among the highest in the industry. The Company believes its centralized administration provides opportunities for significant operating leverage from further expansion in existing markets and from future acquisitions.

    - DEVELOP OTHER OUT-OF-HOME MEDIA. The Company seeks to develop other forms of out-of-home media such as bus shelter or transit advertising in order to enhance revenues in existing markets or provide access to new markets.

    The Company believes that its experienced senior management team is an important asset in the successful implementation of its operating strategy. Daniel L. Simon, President and Chief Executive Officer and the founder of the Company, has spent his entire professional career of 23 years in the outdoor advertising business. Brian T. Clingen, Vice President and Chief Financial Officer, and Paul G. Simon, Vice President and General Counsel, together possess over 24 years of experience in the industry. As of June 30, 1996, this management team has successfully completed and integrated 16 acquisitions since 1989.

                              RECENT ACQUISITIONS

    Consistent with its operating strategy, the Company has recently entered into agreements to acquire the assets or capital stock of four outdoor advertising companies. The Company believes that these acquisitions will significantly strengthen its market presence in the midwest and southeast United States and will allow the Company to capitalize on the operating efficiencies and cross-market sales opportunities associated with operating in closely proximate markets.


    THE POA ACQUISITION. The Company has agreed to acquire the outstanding capital stock of Outdoor Advertising Holdings, Inc. ("OAH") pursuant to a merger of an indirect subsidiary of the Company with and into OAH for approximately $240 million in cash. As a result of the POA Acquisition, the Company will acquire a total of approximately 6,337 advertising display faces located in five markets in the southeast United States.


    The Company believes that the POA Acquisition will substantially strengthen the Company's operations in the southeast United States, particularly in Florida, where the Company believes it will have the largest number of outdoor advertising display faces and have the largest market share in each of its markets, except Palm Beach. The Company believes that the southeast United States is a particularly attractive region due to its (i) high concentration of destination cities and resorts; (ii) above average population growth; (iii) extensive highway/roadway systems; and (iv) temperate climate that promotes outdoor lifestyles.

    THE MEMPHIS/TUNICA ACQUISITION. The Company, through a newly-formed indirect subsidiary, has acquired the option (the "Memphis/Tunica Option") to purchase during the period from December 1, 1996 to December 31, 1996 certain assets located in and around Memphis, Tennessee and Tunica County, Mississippi (the "Memphis/Tunica Acquisition"). The purchase price of the Memphis/Tunica Option was $5 million. The purchase price of the Memphis/Tunica Acquisition is approximately $71 million (inclusive of the price of the Memphis/Tunica Option) plus 100,000 shares of Common Stock of the Company.

Upon consummation of the Memphis/Tunica Acquisition, the Company will acquire a total of approximately 2,018 advertising display faces located in and around Memphis, Tennessee. A significant number of these display faces were previously owned by Naegele (as defined).

    The Company believes that the Memphis/Tunica Acquisition will complement the Chattanooga operations which are being acquired by the Company in the POA Acquisition. This will give the Company a leading presence in two of the largest markets in Tennessee and strengthen its presence in the southeast United States.

    THE ADDITIONAL ACQUISITIONS. The Company has acquired certain assets of (i) Iowa Outdoor Displays for approximately $1.8 million in cash (the "Iowa Acquisition") and (ii) The Chase Company for approximately $5.8 million in cash (the "Dallas Acquisition," and together with the Iowa Acquisition, the "Additional Acquisitions"). As a result of the Additional Acquisitions, the Company will acquire approximately 160 advertising display faces consisting primarily of posters in and around Des Moines and approximately 245 advertising display faces consisting primarily of bulletins in and around Dallas.


    The Company believes that the Additional Acquisitions will further enhance the Company's current presence in each of its Des Moines and Dallas markets and provide increased revenue opportunities in the midwest United States. As of the date of this Prospectus, certain of the Acquisitions have not been consummated. See "Transactions."


                                  THE OFFERING

Common Stock offered by the Company..........  5,000,000 shares

Common Stock offered by the Selling
 Stockholders................................  750,000 shares

Common Stock to be outstanding after the
 Offering....................................  23,242,800 shares(1)

Use of Proceeds to the Company...............  To repay existing bank indebtedness, repurchase certain outstanding notes and
                                               finance a portion of the purchase price
                                               payable in connection with certain of the
                                               Acquisitions. The Company will not receive
                                               any proceeds from the sale of shares by the
                                               Selling Stockholders. See "Principal and
                                               Selling Stockholders."

Nasdaq National Market Symbol................  UOUT

- ------------------------
(1) Excludes 2,470,608 shares of Common Stock issuable pursuant to the 1996 Warrant Plan and 387,200 shares of Common Stock issuable pursuant to the outstanding Noteholder Warrants. See "Management -- The 1996 Warrant Plan" and "Description of Capital Stock -- The Noteholder Warrants." Excludes issuance of 100,000 shares of Common Stock to be issued in connection with the Memphis/Tunica Acquisition.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION


    The following sets forth summary unaudited consolidated pro forma financial information derived from the information contained under the caption "Pro Forma Financial Information" elsewhere in this Prospectus. The summary unaudited pro forma consolidated statement of operations for the year ended December 31, 1995 and for the latest twelve month period ended June 30, 1996 give effect to (i) the Transactions, (ii) the Offerings and the application of the estimated net proceeds therefrom (assuming an Offering price of $32.00 per share), (iii) the acquisitions of NOA Holding Company ("Naegele"), Ad-Sign, Inc., Image Media, Inc. and consummation of the IPO (as hereafter defined) and the application of the estimated net proceeds therefrom, and (iv) the net reduction in operating expenses of the businesses acquired as if each had occurred at the beginning of the respective periods. The summary unaudited pro forma balance sheet as of June 30, 1996 has been prepared as if the Transactions, the Offerings and the IPO had occurred on June 30, 1996.



    The summary unaudited consolidated pro forma financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma consolidated financial information is based on certain assumptions and adjustments described in the notes contained in "Pro Forma Financial Information" and should be read in conjunction therewith. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Consolidated Financial Statements and the Notes thereto of the Company, the Consolidated Financial Statements and the Notes thereto of NOA Holding Company, the Statement of Revenues and Direct Expenses and the Notes thereto of Ad-Sign, the Financial Statements and Notes thereto of POA Acquisition Corporation and the Combined Financial Statements and Notes thereto of Tanner-Peck, L.L.C. included elsewhere in this Prospectus.



                                                                                                PRO FORMA LATEST
                                                                                PRO FORMA         TWELVE MONTHS
                                                                           YEAR ENDED DECEMBER        ENDED
                                                                                31, 1995          JUNE 30, 1996
                                                                           -------------------  -----------------
                                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net revenues(1)........................................................       $ 120,967           $ 129,381
  Direct cost of revenues................................................          45,309              46,938
  General and administrative expenses....................................          17,590              18,803
  Depreciation and amortization..........................................          36,271              35,786
  Non cash compensation for common stock warrants........................              --               9,000
  Operating income.......................................................          21,797              18,854
  Interest expense.......................................................          31,656              31,656
  Other expense (income), net............................................            (150)              1,552
  Net loss...............................................................          (9,709)            (14,354)
OTHER DATA:
  Operating Cash Flow(2).................................................       $  58,068           $  63,640
  Operating Cash Flow Margin(3)..........................................           48.0%               49.2%


                                                                                    AS OF JUNE 30, 1996
                                                                           --------------------------------------
                                                                                 ACTUAL            AS ADJUSTED
                                                                           -------------------  -----------------
BALANCE SHEET DATA:
  Working capital........................................................       $   8,330           $  21,608
  Total assets...........................................................         179,175             521,158
  Total long-term debt...................................................         182,673             323,303
  Common stockholders' equity (deficit)..................................          (9,682)            187,911

- ------------------------------
(1)  Net revenues are gross revenues less agency commissions.

(2) "Operating Cash Flow" is operating income before depreciation and amortization and other non cash charges. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(3) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                   -----------------------------------------------------  --------------------
                                                     1991       1992       1993       1994       1995       1995       1996
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Gross revenues...................................  $  21,435  $  27,896  $  28,710  $  33,180  $  38,101  $  18,292  $  29,366
Net revenues(1)..................................     18,835     24,681     25,847     29,766     34,148     16,411     26,239
Direct advertising expenses......................      7,638     10,383     10,901     11,806     12,864      6,266      9,520
General and administrative expenses..............      3,515      3,530      3,357      3,873      4,645      2,233      3,086
Depreciation and amortization....................      5,530      7,817      8,000      7,310      7,402      3,538      4,674
Non cash compensation for common stock
 warrants........................................     --         --         --         --         --         --          9,000
Operating income.................................      2,152      2,951      3,589      6,777      9,237      4,374        (41)
Interest expense.................................      6,599      9,591      9,299     11,809     12,894      6,342      8,441
Loss before extraordinary item(2)................     (4,500)    (6,349)    (6,061)    (5,166)    (3,703)    (1,993)   (10,156)
Net loss.........................................     (4,500)    (6,349)    (9,321)    (5,166)    (3,703)    (1,993)   (10,156)
Net loss per share...............................      (0.59)     (0.83)     (1.22)     (0.67)     (0.48)     (0.26)     (0.97)
Weighted average common and equivalent shares
 outstanding.....................................      7,654      7,654      7,654      7,654      7,654      7,654     10,489

OTHER DATA:
Operating Cash Flow(3)...........................  $   7,682  $  10,768  $  11,589  $  14,087  $  16,639  $   7,912  $  13,633
Operating Cash Flow Margin(4)....................       40.8%      43.6%      44.8%      47.3%      48.7%      48.2%      52.0%
Capital expenditures.............................      2,047      2,352      2,004      4,668      5,620      2,521      2,943

                                                                                     JUNE 30, 1996
                                                                        ----------------------------------------
                                                                         ACTUAL    PRO FORMA(6)   AS ADJUSTED(7)
                                                                        ---------  -------------  --------------
BALANCE SHEET DATA:
Working capital.......................................................  $   8,330    $  21,608      $   21,608
Total assets..........................................................    179,175      514,408         521,158
Total long-term debt(5)...............................................    182,673      449,837         323,303
Common stockholders' equity (deficit).................................     (9,682)      54,627         187,911

- ------------------------------

(1) Net revenues are gross revenues less agency commissions.

(2) Extraordinary loss represents loss on early extinguishment of debt.

(3) "Operating Cash Flow" is operating income before depreciation and amortization and other non cash charges. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operation Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(4) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

(5) Long-term debt does not include current maturities.

(6) Represents actual amounts adjusted to give effect to the Transactions, and the application of the net proceeds from the IPO of $62.4 million.

(7) Represents pro forma amounts adjusted to give effect to the Offerings.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.


    SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS. The Company has substantial indebtedness. On a pro forma basis after giving effect to the Acquisitions and indebtedness incurred as a result of the Acquisitions and the Note Offering and the application of the net proceeds of the Offerings, as of June 30, 1996, the Company's total long-term debt was approximately $323.3 million, and on a pro forma basis for the last twelve months ended June 30, 1996 interest expense was approximately $31.7 million, or 24.5% of net revenues. The Company's level of consolidated indebtedness could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Subject to certain limitations contained in its outstanding debt instruments and the New Notes, the Company or its subsidiaries may incur additional indebtedness to finance working capital or capital expenditures, investments or acquisitions or for other purposes. See "Description of Indebtedness and Other Commitments." Although historically the Company's Operating Cash Flow has been sufficient to service its fixed charges, there can be no assurance that the Company's Operating Cash Flow will continue to exceed its fixed charges. A decline in Operating Cash Flow could impair the Company's ability to meet its obligations, including for debt service, and to make scheduled principal repayments. In addition, Universal Outdoor is a holding company with the capital stock of UOI being its sole asset. There is no assurance that UOI will generate sufficient cash flow to pay dividends or distribute funds to Universal Outdoor so as to allow it to pay its expenses or cash dividends on the Common Stock. See "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    ACQUISITION STRATEGY. The Company's growth has been facilitated by strategic acquisitions that have substantially increased the Company's inventory of advertising display faces. One element of the Company's operating strategy is to make acquisitions in new and existing markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found. The Company is likely to face competition from other outdoor advertising and media companies for acquisition opportunities that are available. In addition, if the prices sought by sellers of outdoor advertising display faces and companies continue to rise, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions or that acquisitions can be completed on terms acceptable to the Company. Also, in the Minneapolis/St. Paul market, the Company is subject to a consent judgment that restricts the Company's ability to purchase outdoor advertising display faces until February 1, 2001. See "Business -- Government Regulation." As part of its regular on-going evaluation of strategic acquisition opportunities, the Company may from time to time engage in discussions concerning possible acquisitions, some of which may be material in size. The purchase price of such acquisitions may require additional debt or equity financing on the part of the Company.


    THE ACQUISITIONS; CHALLENGES OF INTEGRATION. With respect to the Acquisitions (other than the Additional Acquisitions), there can be no assurance that any or all of the Acquisitions (other than the Additional Acquisitions) will be consummated. See "The Transactions." In the event the Memphis/Tunica Acquisition is not consummated, the Company will not be refunded the purchase price of the Memphis/ Tunica Option. In addition, the Company will face significant challenges in integrating the operations acquired in connection with the Acquisitions with those of the Company. In particular, the Company has never integrated an acquisition the size of the POA Acquisition. Integration of such operations will require substantial attention from the Company's management. Diversion of management attention from the Company's existing business could have an adverse impact on the revenues and operating results of the Company. There can be no assurance the Company will be able to integrate such operations successfully.


    TOBACCO INDUSTRY REGULATION. On a pro forma basis taking into account the Acquisitions, approximately 9.9% of the Company's net revenues in 1995 were derived from tobacco advertising. In August 1996, the U.S. Food and Drug Administration issued final regulations governing certain marketing practices in the tobacco industry. Among other things, the regulations prohibit tobacco product billboard advertisements within 1000 feet of schools and playgrounds and require that tobacco product advertisements on billboards be in black and white and contain only text. In addition, one major tobacco manufacturer recently proposed federal legislation banning 8-sheet billboard advertising and transit advertising of tobacco products. There can be no assurance as to the effect of these regulations or the proposed legislation on the Company's business and on its net revenues, Operating Cash Flow and financial position. A reduction in billboard advertising by the tobacco industry could cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This could in turn result in a lowering of rates throughout the industry or limit the ability of industry participants to increase rates for some period of time. Any such consequence could have the effect of reducing the Company's Operating Cash Flow, which could in turn reduce the Company's ability to meet its financial obligations under the New Notes and the New Credit Facility (as defined in "Transactions"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers" and "-- Government Regulation."


    PRIOR PERIOD LOSSES. The Company has historically had net losses which have resulted in significant part from substantial depreciation and amortization expenses relating to assets purchased in the Company's acquisitions, interest expense associated with related indebtedness and deferred financing costs charged to extraordinary losses. Moreover, additional acquisitions will result in increased depreciation, amortization and interest expenses. There can be no assurance that the Company will generate net income in the future.


    RESTRICTIONS IMPOSED BY THE COMPANY'S INDEBTEDNESS. The banks under the New Credit Facility shall have, and under the Existing Credit Facilities have, a lien on substantially all of the assets of UOI, including the capital stock of its subsidiaries, to secure the indebtedness of UOI under such credit facilities. In the event UOI's subsidiaries merge with and into UOI, the banks will have a lien on substantially all of the assets of UOI previously held by such subsidiaries. The Company's debt instruments contain restrictions on the Company's ability to incur additional indebtedness, create liens, pay dividends, sell assets and make acquisitions. Furthermore, the New Credit Facility will contain, and the Existing Credit Facilities contain, certain maintenance tests. There can be no assurance that the Company and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by UOI with the financial ratios and tests contained in the New Credit Facility (or the Existing Credit Facilities if in effect). Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under the applicable instruments to be due and payable immediately. There can be no assurance that the assets or cash flow of the Company or the Company's subsidiaries, as the case may be, would be sufficient to repay in full borrowings under their outstanding debt instruments whether upon maturity or earlier or if such indebtedness were to be accelerated upon an event of default or certain repurchase events or that the Company would be able to refinance or restructure its payments on such indebtedness or repurchase the New Notes (or the Existing Notes if not repurchased). If such indebtedness were not so repaid, refinanced or restructured, the lenders could proceed to realize on their collateral. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of the Company's other debt instruments. See "-- Substantial Leverage; Ability to Service Indebtedness" and "Description of Indebtedness and Other Commitments."

    REGULATION OF OUTDOOR ADVERTISING. Outdoor advertising displays are subject to governmental regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. Other than in the Company's newly acquired Jacksonville market, amortization ordinances have not materially affected operations in the Company's markets. As a result of a settlement of litigation related to certain assets in the Jacksonville market prior to their acquisition, the Company has removed 165 outdoor advertising structures in 1995 and is required to remove an additional 546 (of its total of 1,493) outdoor advertising structures over the next 19 years with 317 of such structures to be removed between 1995 and 1998. There can be no assurance that these removals will not adversely affect the Company's results of operations. Recently, no assurance can be given as to the effect on the Company of existing laws and regulations or of new laws and regulations that may be adopted in the future. See "-- Tobacco Industry Regulation" and "Business -- Customers" and "Business -- Government Regulation."

    ECONOMIC CONDITIONS; ADVERTISING TRENDS. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays.

    COMPETITION. The Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which has increased substantially over the past several years, including advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete either within the outdoor advertising industry or with other media. See "Business -- Competition."

    RELIANCE ON KEY EXECUTIVES. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular its President and Chief Executive Officer, Daniel L. Simon. Although the Company believes it has incentive and compensation programs designed to retain key employees, including a warrant plan to purchase shares of the Company's Common Stock upon the market value of the Common Stock reaching certain levels, the Company has few employment contracts with its employees, and very few of its employees are bound by non-competition agreements. The Company maintains key man insurance on Daniel L. Simon. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business. See "Management."


    CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS. Upon consummation of the Offering, the Company's officers and directors will beneficially own (including for this purpose options exercisable within 60 days and the Common Stock issuable upon exercise of the Warrants pursuant to the 1996 Warrant Plan (as defined in "Description of Capital Stock -- The 1996 Warrant Plan") and shares over which such persons have voting control) approximately 33.7% of the outstanding shares of the Common Stock. See "Principal and Selling Stockholders." Such persons, if acting together, would have sufficient voting power to influence the outcome of corporate actions submitted to the stockholders for approval and to influence the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such influence, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

    ANTI-TAKEOVER PROVISIONS. The level of stock ownership of the management of the Company and KIA V and KEP V (each as hereinafter defined), as well as the provisions of Delaware Corporation Law and the Certificate of Incorporation and Bylaws (each as defined in "Description of Capital Stock"), may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests. In addition, under the Company's Certificate of Incorporation, the Board of Directors has the authority to issue shares of Preferred Stock and establish the rights and preferences thereof without obtaining stockholder approval. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

    LIMITED TRADING HISTORY AND VOLATILITY OF STOCK PRICE. The Company completed the initial public offering of its Common Stock in July 1996 and, therefore, there is a limited trading history for the Common Stock. In addition, from time to time, there may be significant volatility in the market price for the Common Stock of the Company. Quarterly operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance.


    SHARES ELIGIBLE FOR FUTURE SALE. Approximately 180 days following the date of this Prospectus, (upon expiration of lockup agreements with the Underwriters), approximately 6,201,546 shares of Common Stock outstanding as of the date of this Prospectus will become eligible for sale immediately in reliance on Rule 144A and at prescribed times, subject to volume and manner of sale restrictions, in reliance on Rule 144, each promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock (including shares issued upon exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale." An additional 2,470,608 shares are subject to issuance under the 1996 Warrant Plan and upon issuance will be eligible for sale under Rule 144. Moreover, KIA V and KEP V and their respective partners and certain officers of the Company, who in the aggregate beneficially own 10,432,400 shares of Common Stock upon the consummation of the Offering, have certain registration rights with respect thereto. Upon consummation of the Memphis/Tunica Acquistion, the Memphis/Tunica Sellers will receive 100,000 shares of Common Stock which will have the benefit of certain registration rights. See "Management -- The 1996 Warrant Plan" and "Description of Capital Stock -- The Noteholder Warrants" and "Shares Eligible for Future Sale."



    NON-CONSUMMATION OF DEBT TENDER OFFERS. Although the Company expects the Debt Tender Offers to be consummated, the Offerings are not conditioned upon consummation of the Debt Tender Offers (or the obtaining of the requisite consents required pursuant to the consent solicitations occurring in connection therewith). In the event the Debt Tender Offers are not consummated, the principal amounts outstanding under the Existing Notes (as defined herein) will remain outstanding, the amount of the New Credit Facility will be reduced by a corresponding amount (plus the premiums and costs in connection with the Debt Tender Offers), and the Company and UOI will remain subject to the restrictive covenants contained in the indentures relating to the Existing Notes, including without limitation, the reduction under the debt incurrence covenant of the Cash Flow Leverage Ratio (as defined in the indentures relating to the Existing Notes) from 6.0:1 to 5.5:1 effective November 15, 1996. Historically, the Company has financed its acquisitions primarily through the incurrence of debt based upon a Cash Flow Leverage Ratio equal to 6.0:1. Although there can be no assurances, the Company believes that the continued application of the restrictive covenants under the Existing Notes will not materially impair its ability to consummate future acquisitions. See "The Transactions -- The Debt Tender Offers."

                                THE TRANSACTIONS

THE ACQUISITIONS

    THE POA ACQUISITION. On August 27, 1996, the Company entered into the Agreement and Plan of Merger pursuant to which it agreed to acquire the outstanding capital stock of OAH for approximately $240 million in cash. The POA Acquisition is to be effectuated pursuant to a merger of an indirect subsidiary of the Company with and into OAH with OAH continuing as the surviving corporation following the merger. As a result of the POA Acquisition, the Company will acquire a total of approximately 6,337 advertising display faces consisting of bulletins and posters in five markets located in the southeast United States, including Orlando, Ocala, Palm Beach, Myrtle Beach and Chattanooga, as well as the East Coast and Gulf Coast areas of Florida.


    The Company believes that the POA Acquisition will substantially strengthen its operations in the southeast United States, particularly in Florida, where the Company believes it will have the largest number of outdoor advertising displays and have the largest market share in each of its markets, except Palm Beach. The Company believes that the southeast United States is a particularly attractive region due to its (i) high concentration of destination cities and resorts; (ii) above average population growth; (iii) extensive highway/roadway systems; and (iv) temperate climate that promotes outdoor lifestyles.


    The consummation of the POA Acquisition is subject to certain conditions, including without limitation, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

    THE MEMPHIS/TUNICA ACQUISITION. On September 12, 1996, the Company entered into the Option and Asset Purchase Agreement with Tanner-Peck, L.L.C., TOA Enterprises, L.P., William B. Tanner, WBT Outdoor, Inc. and The Weatherley Tanner Trust (collectively, the "Memphis/Tunica Sellers") pursuant to which a newly-formed indirect subsidiary of the Company acquired the Memphis/Tunica Option which gives it the option to purchase certain assets of the Memphis/Tunica Sellers during the period from December 1, 1996 to December 31, 1996. The purchase price of the Memphis/Tunica Option was $5 million in cash (which is to be credited against the purchase price of the assets) and is nonrefundable irrespective of whether the Company shall exercise the Memphis/Tunica Option, subject to certain limited exceptions. The Company intends to exercise the Memphis/Tunica Option. The purchase price in connection with the purchase of the assets upon exercise of the Memphis/Tunica Option is approximately $71 million plus 100,000 shares of Common Stock of the Company.

    As a result of the Memphis/Tunica Acquisition, the Company will acquire a total of approximately 2,018 advertising display faces consisting of bulletins and posters in and around Memphis, Tennessee and Tunica County, Mississippi. A significant portion of these display faces were purchased by the Memphis/Tunica Sellers from Naegele in November, 1995. The Company believes that the Memphis/ Tunica Acquisition will complement the Chattanooga operations which are being acquired by the Company in the POA Acquisition. This will give the Company a leading presence in two of the largest markets in Tennessee and strengthen its presence in the southeast United States.

    In connection with the Memphis/Tunica Acquisition, the Company has entered into a Joint Management Agreement with Tanner-Peck, L.L.C. pursuant to which the Company shall provide management services to Tanner-Peck, L.L.C. during the period beginning September 13, 1996 and ending concurrently with the closing of the Memphis/Tunica Acquisition or the expiration of the Memphis/Tunica Option. In exchange for such management services, the Company shall be paid a monthly fee equal to $82,000.

    The consummation of the Memphis/Tunica Acquisition will be subject to certain conditions, including without limitation, the expiration or early termination of the waiting period under the HSR Act and delivery of certain consents.

    THE ADDITIONAL ACQUISITIONS. On September 12, 1996, the Company entered into the Asset Purchase Agreement with Iowa Outdoor Displays pursuant to which the Company agreed to purchase certain assets of Iowa Outdoor Displays for approximately $1.8 million in cash. The Iowa Acquisition was consummated on September 16, 1996. On September 11, 1996, the Company entered into the Asset Purchase Agreement with The Chase Company pursuant to which the Company agreed to purchase certain assets of The Chase Company for approximately $5.8 million in cash. The Dallas Acquisition was consummated on September 19, 1996.

    As a result of the Additional Acquisitions, the Company will acquire approximately 160 advertising display faces consisting primarily of posters in and around Des Moines and approximately 245 advertising display faces consisting primarily of bulletins in and around Dallas. The Company believes that the Additional Acquisitions will further enhance its current presence in each of the Des Moines and Dallas markets and provide increased revenue opportunities in the midwest United States.

    Following completion of the Acquisitions, UOI intends to merge each of its subsidiaries with and into UOI.

THE NEW CREDIT FACILITY


    The Company will finance the purchase price of certain of the Acquisitions and the related refinancing of certain existing bank indebtedness of the Company and will pay the fees and expenses associated with the Acquisitions in part through a total commitment of $300 million under a new credit facility (the "New Credit Facility").


THE DEBT TENDER OFFERS

    THE COMPANY DEBT TENDER OFFER. In connection with the Acquisitions, the Company intends to commence a tender offer and consent solicitation (the "Company Debt Tender Offer") to purchase all of its outstanding 14% Senior Secured Discount Notes due 2004 (the "Existing Company Notes") and obtain the consent of the holders of the Existing Company Notes to modify or eliminate certain provisions of the indenture governing the Existing Company Notes to permit, among other things, the consummation of the Offerings, the Acquisitions and the execution of the New Credit Facility. The Company Debt Tender Offer will expire on October 18, 1996, unless extended, at which time the Company expects to purchase all the Existing Company Notes tendered with consents. Upon receipt of consents from holders representing not less than a majority of the Existing Company Notes, the Company will execute a supplemental indenture reflecting the amendments. See "Use of Proceeds." Based upon discussions with the holders of the Existing Company Notes, the Company believes that holders representing more than 50% of the aggregate outstanding principal amount of such notes will tender their notes and consent to the proposed amendments.

    THE UOI DEBT TENDER OFFER. In connection with the Acquisitions, UOI intends to commence a tender offer and consent solicitation (the "UOI Debt Tender Offer," and together with the Company Debt Tender Offer, the "Debt Tender Offers") to purchase all of its outstanding 11% Senior Notes due 2003 (the "Existing UOI Notes," and together with the Existing Company Notes, the "Existing Notes") and obtain the consent of the holders of the Existing UOI Notes to modify or eliminate certain provisions of the indenture governing the Existing UOI Notes to permit, among other things, the consummation of the Offerings, the Acquisitions and the execution of the New Credit Facility. The UOI Debt Tender Offer will expire on October 18, 1996, unless extended, at which time UOI expects to purchase all the Existing UOI Notes tendered with consents. Upon receipt of consents from holders representing not less than a majority of the Existing UOI Notes, UOI will execute a supplemental indenture reflecting the amendments. See "Use of Proceeds." Based upon discussions with the holders of the Existing UOI Notes, the Company believes that holders representing more than 50% of the aggregate outstanding principal amount of such notes will tender their notes and consent to the proposed amendments.

THE NOTES OFFERING


    Following the Offering, UOI intends to offer $200 million aggregate principal amount of the New Notes by a separate prospectus. The New Notes will be issued pursuant to an indenture between UOI and the United States Trust Company of New York, as trustee (the "New UOI Indenture"). The New Notes will be general unsecured obligations of UOI subordinate in right of payment to all existing and future senior indebtedness of UOI. There can be no assurances that the Notes Offering will be consummated and, if not consummated, the Company may require other sources of financing including the New Credit Facility. In the event the Notes Offering is not consummated, there will be an additional $200 million outstanding under the New Credit Facility accruing interest at an assumed rate of 8.25% compared with an assumed rate of 10.25% under the Notes Offering.

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering and to UOI from the Notes Offering, are estimated to be approximately $151.7 million (or approximately $178.0 million if the Underwriters' over-allotment option is exercised in full) and $193.3 million, respectively, after deducting estimated underwriting discounts and commissions and offering expenses.



    The Company and UOI intend to use the net proceeds of the Offering and the Notes Offering, together with borrowings under the New Credit Facility, to refinance indebtedness outstanding under the Existing Credit Facilities, to repurchase in full the Existing Notes, and to pay the purchase price of certain of the Acquisitions. Specifically, the Company intends to (i) repurchase all of the outstanding Existing Company Notes and pay all fees and expenses incurred in connection with such redemption; (ii) repurchase all of the outstanding Existing UOI Notes and pay all fees and expenses incurred in connection with such redemption; (iii) repay approximately $168 million (a portion of which will have been incurred to finance the POA Acquisition) outstanding at the time of the consummation of the Offerings under the New Credit Facility which initially bears interest at a rate of LIBOR plus 2.50% and terminates in full on September 30, 2004; and (iv) pay the purchase price of the Memphis/Tunica Acquisition (excluding the option price) which totals approximately $66 million in the aggregate. The indebtedness under the New Credit Facility was incurred, in part, to refinance the Existing Credit Facilities and to finance the POA Acquisition.


    The estimated sources and uses of funds in connection with the Transactions and the IPO, which took place subsequent to June 30, 1996, are set forth below:


                                                                        (DOLLARS IN THOUSANDS)
Sources of Funds:
Gross proceeds of the Offering........................................       $    160,000
Gross proceeds of the Notes Offering(1)...............................            200,000
New Credit Facility...................................................            123,303
Net proceeds to the Company of the IPO (July 23, 1996)................             62,436
                                                                               ----------
    Total Sources.....................................................       $    545,739
                                                                               ----------
                                                                               ----------

Uses of Funds:
Repay Existing Credit Facilities(2)...................................       $     87,210
Repurchase Existing Notes(3)..........................................             95,463
Purchase price of the Acquisitions....................................            328,400
Fees and expenses of the Offerings....................................             26,716
Capitalized financing fees............................................              6,750
Other costs related to the IPO........................................              1,200
                                                                               ----------
    Total Uses........................................................       $    545,739
                                                                               ----------
                                                                               ----------


- ------------------------

(1) The Company intends to offer the New Notes following the Offering. There can be no assurances that the Notes Offering will be consummated.



(2) Balance as of June 30, 1996.



(3) Excludes fees and expenses related to prepayment. See "Risk Factors -- Non-consummation of Debt Tender Offers."



    The Existing Company Notes were issued in June 1994 in an aggregate principal amount of $50 million. The Existing Company Notes accrete at the rate of 14% per annum. No cash interest will accrue until July 1, 1999. The Existing UOI Notes mature on July 1, 2004 and were issued in March, 1994 in an aggregate principal amount of $65 million. The Existing UOI Notes accrue interest at the rate of 11% per annum and mature on November 15, 2003. See "Description of Indebtedness and Other Commitments."


    The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any future earnings for reinvestment in the Company. In addition, the Company's debt instruments place limitations on the Company's ability to pay dividends or make any other distributions on Common Stock. See "Description of Capital Stock" and "Description of Indebtedness and Other Commitments." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "UOUT." The following table sets forth, for the periods indicated, the high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market. Prior to July 23, 1996, the day on which the Common Stock was first publicly traded, there was no public market for the Common Stock.


1996                                                                        HIGH        LOW
- ------------------------------------------------------------------------  ---------  ---------
Third Quarter (beginning July 23, 1996).................................      36.25      16.50



    On September 24, 1996, the last reported sale price per share for the Common Stock on the Nasdaq National Market was $33.50 per share. As of the dates immediately prior to the public announcements of the POA Acquisition (August 26, 1996) and the Memphis/Tunica Acquisition and the Additional Acquisitions (September 12, 1996), the last reported sales price per share for the Common Stock on the Nasdaq National Market was $24.50 and $32.75 per share, respectively.

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company at June 30, 1996 and as adjusted to give effect to the Acquisitions, the Debt Tender Offers, the New Credit Facility, the IPO and the Offerings. The table should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein.


                                                                                      JUNE 30, 1996
                                                                        -----------------------------------------
                                                                                                          AS
                                                                          ACTUAL     PRO FORMA (1)   ADJUSTED (2)
                                                                        -----------  --------------  ------------
                                                                                 (DOLLARS IN THOUSANDS)
Long-term debt:
  Existing Credit Facilities:
    Revolving Credit Loan.............................................  $   --        $    --         $   --
    Acquisition Credit Loan...........................................        9,700        284,680        --
    Acquisition Term Loan.............................................       75,000         75,000        --
  New Credit Facility:
    Revolving Credit Loan.............................................      --             --             --
    Acquisition Credit Loan...........................................      --             --            123,303
  14% Senior Secured Discount Notes due 2004(3).......................       31,266         23,450        --
  11% Senior Notes due 2003(3)........................................       64,197         64,197        --
  New Notes(4)........................................................      --             --            200,000
  Other obligations...................................................        2,510          2,510        --
                                                                        -----------  --------------  ------------
      Total long-term debt and other obligations......................      182,673        449,837       323,303
Common stockholders' equity (deficit).................................       (9,682)        54,627       187,911
                                                                        -----------  --------------  ------------
      Total capitalization............................................  $   172,991   $    504,464    $  511,214
                                                                        -----------  --------------  ------------
                                                                        -----------  --------------  ------------


- ------------------------

(1) Represents actual amounts adjusted to give effect to the Transactions and the application of the net proceeds from the IPO of $62.4 million.

(2) Represents pro forma amounts adjusted to give effect to the Offerings.


(3) See "Risk Factors -- Non-consummation of Debt Tender Offers."



(4) The Company intends to offer the New Notes following the Offering. There can be no assurances that the Notes Offering will be consummated.

                        PRO FORMA FINANCIAL INFORMATION


    The following sets forth unaudited consolidated pro forma financial information for the Company. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1995, the six month period ended June 30, 1996 and for the latest twelve month period ended June 30, 1996 give effect to (i) the Transactions, (ii) the Offerings and the application of the estimated net proceeds therefrom, (iii) the acquisitions of Naegele, Ad-Sign, Inc., Image Media, Inc. and consummation of the IPO and the application of the estimated net proceeds therefrom, and (iv) the net reduction in operating expenses of the businesses acquired as if each had occurred at the beginning of the respective periods. The unaudited pro forma balance sheet as of June 30, 1996 has been prepared as if the Transactions, the Offerings and the IPO had occurred on June 30, 1996. There can be no assurances that the Transactions will be consummated. See "Risk Factors -- Non-consummation of Debt Tender Offers" and "The Transactions -- The Notes Offering."


    The unaudited consolidated pro forma financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma consolidated financial information is based on certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See "Management's Discussion and Analysis of Results of Operations and Financial Condition," the Consolidated Financial Statements and the Notes thereto of the Company, the Consolidated Financial Statements and the Notes thereto of NOA Holding Company, the Statement of Revenues and Direct Expenses and the Notes thereto of Ad-Sign, the Financial Statements and Notes thereto of POA Acquisition Corporation and the Combined Financial Statements and Notes thereto of Tanner-Peck, L.L.C. included elsewhere in this Prospectus.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                                              PRO FORMA
                                                 UNIVERSAL       AD-SIGN, INC       NOA                         JULY
                                             OUTDOOR HOLDINGS,     AND IMAGE      HOLDING     ACQUISITION     OFFERING
                                                   INC.              MEDIA        COMPANY     ADJUSTMENTS    ADJUSTMENTS
                                            -------------------  -------------  -----------  -------------  -------------
Net revenues..............................       $  34,148         $   3,367     $  24,848     $      --      $      --
                                                  --------       -------------  -----------  -------------  -------------
Operating expenses:
  Direct cost of revenues.................          12,864             1,286        10,285            --             --
  General and administrative expenses.....           4,645               402         5,378        (2,500)(1)          --
  Depreciation and amortization...........           7,402               640         4,341         3,260(2)          --
                                                  --------       -------------  -----------  -------------  -------------
                                                    24,911             2,328        20,004           760             --
                                                  --------       -------------  -----------  -------------  -------------
Operating income (loss)...................           9,237             1,039         4,844          (760)            --

Interest expense..........................          12,894                --         2,503         3,569(3)      (5,502)(4)
Other expense (income)....................              46                --            --            --             --
                                                  --------       -------------  -----------  -------------  -------------
Net income (loss).........................       $  (3,703)        $   1,039     $   2,341     $  (4,329)     $   5,502
                                                  --------       -------------  -----------  -------------  -------------
                                                  --------       -------------  -----------  -------------  -------------
Operating cash flow.......................       $  16,639         $   1,679     $   9,185     $   2,500      $      --
                                                  --------       -------------  -----------  -------------  -------------
                                                  --------       -------------  -----------  -------------  -------------


                                                                       MEMPHIS/                     PRO FORMA
                                             PRO FORMA       POA        TUNICA      ADDITIONAL     ACQUISITION    PRO FORMA
                                             UNIVERSAL   ACQUISITION  ACQUISITION  ACQUISITIONS    ADJUSTMENTS   AS ADJUSTED
                                            -----------  -----------  -----------  -------------  -------------  ------------
Net revenues..............................   $  62,363    $  43,946    $  13,104     $   1,554      $      --     $  120,967
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating expenses:
  Direct cost of revenues.................      24,435       13,770        6,352           752             --         45,309
  General and administrative expenses.....       7,925       11,087        2,313           405         (4,140)(1)      17,590
  Depreciation and amortization...........      15,643        7,650        1,800            51         11,127(2)      36,271
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                                48,003       32,507       10,465         1,208          6,987         99,170
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating income (loss)...................      14,360       11,439        2,639           346         (6,987)        21,797
Interest expense..........................      13,464        7,370        1,575            69         18,900(5)      41,378
Other expense (income)....................          46          (84)          --          (112)            --           (150)
                                            -----------  -----------  -----------  -------------  -------------  ------------
Net income (loss).........................   $     850    $   4,153    $   1,064     $     389      $ (25,887)    $  (19,431)
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating cash flow.......................   $  30,003    $  19,089    $   4,439     $     397      $   4,140     $   58,068
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                            -----------  -----------  -----------  -------------  -------------  ------------


                                              PRO FORMA
                                              OFFERINGS        AS
                                             ADJUSTMENTS    ADJUSTED
                                            -------------  -----------
Net revenues..............................    $      --     $ 120,967
                                                           -----------
Operating expenses:
  Direct cost of revenues.................           --        45,309
  General and administrative expenses.....           --        17,590
  Depreciation and amortization...........           --        36,271
                                            -------------  -----------
                                                     --        99,170
                                            -------------  -----------
Operating income (loss)...................           --        21,797
Interest expense..........................       (9,722)(6)     31,656
Other expense (income)....................           --          (150)
                                            -------------  -----------
Net income (loss).........................    $   9,722     $  (9,709)
                                            -------------  -----------
                                            -------------  -----------
Operating cash flow.......................    $      --     $  58,068
                                            -------------  -----------
                                            -------------  -----------


     See accompanying notes to pro forma combined statements of operations.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                                                PRO FORMA
                                                 UNIVERSAL        AD-SIGN, INC        NOA                         JULY
                                             OUTDOOR HOLDINGS,      AND IMAGE       HOLDING     ACQUISITION     OFFERING
                                                   INC.               MEDIA         COMPANY     ADJUSTMENTS    ADJUSTMENTS
                                            -------------------  ---------------  -----------  -------------  -------------
Net revenues..............................       $  26,239          $     842      $   5,832     $      --      $      --
                                                  --------              -----     -----------  -------------  -------------
Operating expenses:
  Direct cost of revenues.................           9,520                322          2,616            --             --
  General and administrative expenses.....           3,086                100          1,459          (676)(1)          --
  Depreciation and amortization...........           4,674                160          1,053           815(2)          --
  Non cash compensation for common stock
   warrants...............................           9,000                 --             --            --             --
                                                  --------              -----     -----------  -------------  -------------
                                                    26,280                582          5,128           139             --
                                                  --------              -----     -----------  -------------  -------------
Operating income..........................             (41)               260            704          (139)            --

Interest expense..........................           8,441                 --            468           863(3)      (2,751)(4)
Other expense.............................           1,674                 --             --            --             --
                                                  --------              -----     -----------  -------------  -------------
Net income (loss).........................       $ (10,156)         $     260      $     236     $  (1,002)     $   2,751
                                                  --------              -----     -----------  -------------  -------------
                                                  --------              -----     -----------  -------------  -------------
Operating cash flow.......................       $  13,633          $     420      $   1,757     $     676      $      --
                                                  --------              -----     -----------  -------------  -------------
                                                  --------              -----     -----------  -------------  -------------


                                                                        MEMPHIS/                        PRO FORMA
                                             PRO FORMA       POA         TUNICA        ADDITIONAL      ACQUISITION    PRO FORMA
                                             UNIVERSAL   ACQUISITION   ACQUISITION    ACQUISITIONS     ADJUSTMENTS   AS ADJUSTED
                                            -----------  -----------  -------------  ---------------  -------------  ------------
Net revenues..............................   $  32,913    $  23,565     $   7,717       $     929       $      --     $   65,124
                                            -----------  -----------  -------------         -----     -------------  ------------
Operating expenses:
  Direct cost of revenues.................      12,458        7,241         3,956             343              --         23,998
  General and administrative expenses.....       3,969        6,305           599             313          (2,020)(1)       9,166
  Depreciation and amortization...........       6,702        4,022           762              58           5,506(2)      17,050
  Non cash compensation for common stock
   warrants...............................       9,000           --            --              --              --          9,000
                                            -----------  -----------  -------------         -----     -------------  ------------
                                                32,129       17,568         5,317             714           3,486         59,214
                                            -----------  -----------  -------------         -----     -------------  ------------
Operating income..........................         784        5,997         2,400             215          (3,486)         5,910
Interest expense..........................       7,021        3,702            47              --          10,208(5)      20,978
Other expense.............................       1,674            2             5              --              --          1,681
                                            -----------  -----------  -------------         -----     -------------  ------------
Net income (loss).........................   $  (7,911)   $   2,293     $   2,348       $     215       $ (13,694)    $  (16,749)
                                            -----------  -----------  -------------         -----     -------------  ------------
                                            -----------  -----------  -------------         -----     -------------  ------------
Operating cash flow.......................   $  16,486    $  10,019     $   3,162       $     273       $   2,020     $   31,960
                                            -----------  -----------  -------------         -----     -------------  ------------
                                            -----------  -----------  -------------         -----     -------------  ------------


                                              PRO FORMA
                                              OFFERINGS        AS
                                             ADJUSTMENTS    ADJUSTED
                                            -------------  -----------
Net revenues..............................    $      --     $  65,124
                                            -------------  -----------
Operating expenses:
  Direct cost of revenues.................           --        23,998
  General and administrative expenses.....           --         9,166
  Depreciation and amortization...........           --        17,050
  Non cash compensation for common stock
   warrants...............................           --         9,000
                                            -------------  -----------
                                                     --        59,214
                                            -------------  -----------
Operating income..........................           --         5,910
Interest expense..........................       (5,149)(6)     15,829
Other expense.............................           --         1,681
                                            -------------  -----------
Net income (loss).........................    $   5,149     $ (11,600)
                                            -------------  -----------
                                            -------------  -----------
Operating cash flow.......................    $      --     $  31,960
                                            -------------  -----------
                                            -------------  -----------


     See accompanying notes to pro forma combined statements of operations.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE TWELVE MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                                              PRO FORMA
                                                 UNIVERSAL       AD-SIGN, INC       NOA                         JULY
                                             OUTDOOR HOLDINGS,     AND IMAGE      HOLDING     ACQUISITION     OFFERING
                                                   INC.              MEDIA        COMPANY     ADJUSTMENTS    ADJUSTMENTS
                                            -------------------  -------------  -----------  -------------  -------------
Net revenues..............................       $  43,976         $   2,525     $  19,953     $      --      $      --
                                                  --------       -------------  -----------  -------------  -------------
Operating expenses:
  Direct cost of revenues.................          16,118               965         8,108            --             --
  General and administrative expenses.....           5,498               301         4,116        (1,875)(1)          --
  Depreciation and amortization...........           8,538               480         3,695         2,445(2)          --
  Non cash compensation for common stock
   warrants...............................           9,000                --            --            --             --
                                                  --------       -------------  -----------  -------------  -------------
                                                    39,154             1,746        15,919           570             --
                                                  --------       -------------  -----------  -------------  -------------
Operating income..........................           4,822               779         4,034          (570)            --

Interest expense..........................          14,778                --         1,345         2,677(3)      (5,502)(4)
Other expense (income)....................           1,695                --            --            --             --
                                                  --------       -------------  -----------  -------------  -------------
Net income (loss).........................       $ (11,651)        $     779     $   2,689     $  (3,247)     $   5,502
                                                  --------       -------------  -----------  -------------  -------------
                                                  --------       -------------  -----------  -------------  -------------
Operating cash flow.......................       $  22,360         $   1,259     $   7,729     $   1,875      $      --
                                                  --------       -------------  -----------  -------------  -------------
                                                  --------       -------------  -----------  -------------  -------------


                                                                       MEMPHIS/                     PRO FORMA
                                             PRO FORMA       POA        TUNICA      ADDITIONAL     ACQUISITION    PRO FORMA
                                             UNIVERSAL   ACQUISITION  ACQUISITION  ACQUISITIONS    ADJUSTMENTS   AS ADJUSTED
                                            -----------  -----------  -----------  -------------  -------------  ------------
Net revenues..............................   $  66,454    $  47,166    $  14,207     $   1,554      $      --     $  129,381
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating expenses:
  Direct cost of revenues.................      25,191       14,477        6,518           752             --         46,938
  General and administrative expenses.....       8,040       12,279        2,219           405         (4,140)(1)      18,803
  Depreciation and amortization...........      15,158        7,967        1,732            51         10,878(2)      35,786
  Non cash compensation for common stock
   warrants...............................       9,000           --           --            --             --          9,000
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                                57,389       34,723       10,469         1,208          6,738        110,527
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating income..........................       9,065       12,443        3,738           346         (6,738)        18,854
Interest expense..........................      13,298        7,519          350            69         19,976(5)      41,212
Other expense (income)....................       1,695         (143)          --            --             --          1,552
                                            -----------  -----------  -----------  -------------  -------------  ------------
Net income (loss).........................   $  (5,928)   $   5,067    $   3,388     $     277      $ (26,714)    $  (23,910)
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                            -----------  -----------  -----------  -------------  -------------  ------------
Operating cash flow.......................   $  33,223    $  20,410    $   5,470     $     397      $   4,140     $   63,640
                                            -----------  -----------  -----------  -------------  -------------  ------------
                                            -----------  -----------  -----------  -------------  -------------  ------------


                                              PRO FORMA
                                              OFFERINGS        AS
                                             ADJUSTMENTS    ADJUSTED
                                            -------------  -----------
Net revenues..............................    $      --     $ 129,381
                                            -------------  -----------
Operating expenses:
  Direct cost of revenues.................           --        46,938
  General and administrative expenses.....           --        18,803
  Depreciation and amortization...........           --        35,786
  Non cash compensation for common stock
   warrants...............................           --         9,000
                                            -------------  -----------
                                                     --       110,527
                                            -------------  -----------
Operating income..........................           --        18,854
Interest expense..........................       (9,556)(6)     31,656
Other expense (income)....................           --         1,552
                                            -------------  -----------
Net income (loss).........................    $   9,556     $ (14,354)
                                            -------------  -----------
                                            -------------  -----------
Operating cash flow.......................    $      --     $  63,640
                                            -------------  -----------
                                            -------------  -----------


     See accompanying notes to pro forma combined statements of operations.

                   NOTES TO UNAUDITED CONSOLIDATED PRO FORMA
                            STATEMENTS OF OPERATIONS
    FOR THE YEAR ENDED DECEMBER 31, 1995, FOR THE SIX MONTHS ENDED JUNE 30,
               1996 AND FOR THE TWELVE MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)


    The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma results of operations of the Company giving effect to the Transactions, the Offerings and the application of the estimated net proceeds therefrom, the acquisitions of Naegele, Ad-Sign, Image Media, Inc. and consummation of the IPO and the application of the estimated net proceeds therefrom and the net reduction in operating expenses of the businesses acquired as if each had occurred at the beginning of the respective periods.

                                                                                       SIX MONTHS     TWELVE MONTHS
                                                                    YEAR ENDED            ENDED           ENDED
                                                                 DECEMBER 31, 1995    JUNE 30, 1996   JUNE 30, 1996
                                                                -------------------  ---------------  --------------

1. Entry records reduction in general and administrative
  expenses relating to elimination of certain duplicate
  corporate expenses, principally relating to employee costs and costs relating to other corporate activities. Amounts
  have been determined based upon specific employees
  identified for termination plus actual benefits costs
  incurred, and expenses associated with leased facilities
  which will not be assumed or will be canceled upon
  consummation of the acquisition.
    NOA Holding Company, Ad-Sign and Image Media..............       $   2,500          $     676       $    1,875
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------
    POA Acquisition...........................................       $   2,800          $   1,400       $    2,800
    Memphis/Tunica Acquisition................................           1,000                500            1,000
    Additional Acquisitions...................................             340                120              340
                                                                      --------       ---------------  --------------
                                                                     $   4,140          $   2,020       $    4,140
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------
2. Entry records the increase in depreciation and amortization expense arising from purchase accounting adjustments to
  advertising structures and goodwill amortized over a period of 15 years:
    NOA Holding Company, Ad-Sign and Image Media..............       $   3,260          $     815       $    2,445
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------
    POA Acquisition...........................................       $   7,799          $   3,703       $    7,482
    Memphis/Tunica Acquisition................................           2,933              1,605            3,001
    Additional Acquisitions...................................             395                198              395
                                                                      --------       ---------------  --------------
                                                                     $  11,127          $   5,506       $   10,878
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------
3. Entry records additional interest expense assumed to be
  incurred in connection with the acquisition of NOA Holding
  Company, Ad-Sign and Image Media............................       $   3,569          $     863       $    2,677
4. Entry to record the reduction in interest expense from the application of the net proceeds of the IPO to the repayment
  of long-term debt...........................................       $   5,502          $   2,751       $    5,502
5. Entry to record additional interest expense at an assumed rate of 8.5% per annum in connection with the Transactions:
    POA Acquisition...........................................       $  21,250          $  10,625       $   21,250
    Memphis/Tunica Acquisition................................           6,018              3,009            6,018
    Additional Acquisitions...................................             646                323              646
                                                                      --------       ---------------  --------------
                                                                        27,914             13,957           27,914
    Actual interest expense for POA Acquisition,
     Memphis/Tunica Acquisition and Additional Acquisitions...          (9,014)            (3,749)          (7,938)
                                                                      --------       ---------------  --------------
                                                                     $  18,900          $  10,208       $   19,976
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------

                                                                                       SIX MONTHS     TWELVE MONTHS
                                                                    YEAR ENDED            ENDED           ENDED
                                                                 DECEMBER 31, 1995    JUNE 30, 1996   JUNE 30, 1996
                                                                -------------------  ---------------  --------------
6. Entry to record the changes in interest expense to reflect the Offerings and the application of the net proceeds
  therefrom:
    Interest expense:
      New Notes at an assumed rate of 10.25%..................       $  20,500          $  10,250       $   20,500
      New Credit Facility at an assumed rate of 8.5%..........          10,481              5,241           10,481
      Less pro forma, as adjusted interest expense............         (41,378)           (20,978)         (41,212)
    Amortization of deferred financing costs..................             675                338              675
                                                                      --------       ---------------  --------------
                                                                     $  (9,722)         $  (5,149)      $   (9,556)
                                                                      --------       ---------------  --------------
                                                                      --------       ---------------  --------------

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                           UNIVERSAL                                      MEMPHIS/
                                       OUTDOOR HOLDINGS,    JULY OFFERING       POA        TUNICA       ADDITIONAL
                                              INC.           ADJUSTMENTS    ACQUISITION  ACQUISITION   ACQUISITIONS
                                      --------------------  --------------  -----------  -----------  --------------
Current assets......................  $         14,514      $    --         $   14,767   $    4,294   $        100
Property and equipment..............           152,279           --             23,433       20,727             50
Deferred taxes......................                --           --             11,835           --             --
Other assets........................            12,382           --             49,338           --             --
                                            ----------      --------------  -----------  -----------       -------
Total assets........................  $        179,175      $    --         $   99,373   $   25,021   $        150
                                            ----------      --------------  -----------  -----------       -------
                                            ----------      --------------  -----------  -----------       -------
Current liabilities, excluding
 current maturities.................  $          6,184      $    --         $    3,419   $      311   $         30
Current maturities of long-term
 debt...............................                --           --              9,110           52             --
Long-term debt......................           182,673           (61,236   (1)     73,948      1,108            --
                                            ----------      --------------  -----------  -----------       -------
Total liabilities...................           188,857           (61,236  )     86,477        1,471             30
                                            ----------      --------------  -----------  -----------       -------
Stockholders' equity (deficit)......            (9,682    )       61,236        12,896       23,550            120
                                            ----------      --------------  -----------  -----------       -------
Total liabilities and shareholders'
 equity.............................  $        179,175      $    --         $   99,373   $   25,021   $        150
                                            ----------      --------------  -----------  -----------       -------
                                            ----------      --------------  -----------  -----------       -------

                                        PRO FORMA                     PRO FORMA
                                       ACQUISITION     PRO FORMA      OFFERINGS         AS
                                       ADJUSTMENTS    AS ADJUSTED    ADJUSTMENTS     ADJUSTED
                                      -------------  -------------  -------------  -------------
Current assets......................  $     (2,123  (2) $     31,552 $         --  $     31,552
Property and equipment..............       262,150 (2)      458,639           --        458,639
Deferred taxes......................            --         11,835             --         11,835
Other assets........................       (49,338  (2)       12,382        6,750  4)       19,132
                                      -------------  -------------  -------------  -------------
Total assets........................  $    210,689   $    514,408   $      6,750   $    521,158
                                      -------------  -------------  -------------  -------------
                                      -------------  -------------  -------------  -------------
Current liabilities, excluding
 current maturities.................  $         --   $      9,944   $         --   $      9,944
Current maturities of long-term
 debt...............................        (9,162  (2)           --           --
Long-term debt......................       253,344 (2)      449,837     (126,534        )      323,303
                                                     -------------  -------------  -------------
                                                --                                           --
                                      -------------  -------------  -------------  -------------
Total liabilities...................       244,182        459,781       (126,534 )      333,247
                                      -------------  -------------  -------------  -------------
Stockholders' equity (deficit)......       (33,493      3)       54,627      133,284 (6)      187,911
                                                --
                                      -------------  -------------  -------------  -------------
Total liabilities and shareholders'
 equity.............................  $    210,689   $    514,408   $      6,750   $    521,158
                                      -------------  -------------  -------------  -------------
                                      -------------  -------------  -------------  -------------

            NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET
                                AT JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

    The following explanations describe the assumptions used in determining the pro forma adjustments necessary to present the pro forma financial position of the Company after giving effect to the Transactions, the Offerings and the consummation of the IPO.

1. Entry records the proceeds of the IPO and the application of the net proceeds therefrom:


Net proceeds of IPO.......................................................  $  62,436
Other costs related to IPO................................................     (1,200)
                                                                            ---------
                                                                            $  61,236
                                                                            ---------
                                                                            ---------



2.  Entry records the effects of the Acquisitions.


                                                            POA       MEMPHIS/TUNICA    ADDITIONAL
                                                        ACQUISITION    ACQUISITION     ACQUISITIONS     TOTAL
                                                        -----------  ----------------  ------------  -----------
Increase in long-term debt (including current
 maturities)..........................................   $ 166,942      $   69,640      $    7,600   $   244,182
Changes in assets and liabilities resulting from
 allocation of purchase price:
  Current assets......................................      (2,123)                                       (2,123)
  Property and equipment..............................     205,507          49,163           7,480       262,150
  Other assets........................................     (49,338)                                      (49,338)
  Stockholders' equity................................     (12,896)        (23,677)           (120)      (36,693)
                                                        -----------       --------     ------------  -----------
                                                         $ 308,092      $   95,126      $   14,960   $   418,178
                                                        -----------       --------     ------------  -----------
                                                        -----------       --------     ------------  -----------

3. Entry to record 100,000 shares of common stock to be issued in connection with the Memphis/ Tunica acquisition at an assumed price of $32:

Stockholders' equity.....................................................  $   3,200
                                                                           ---------
                                                                           ---------


4.



Entry to record capitalized financing fees...............................  $   6,750
                                                                           ---------
                                                                           ---------



5.  Entry to record net reduction in long-term debt.



Proceeds of the Offering.................................................  $ 160,000
Costs, expenses and other charges of the Offerings.......................    (26,716)
Capitalized financing fees...............................................     (6,750)
                                                                           ---------
Net reduction in long-term debt..........................................  $ 126,534
                                                                           ---------
                                                                           ---------



6. Entry to record net increase in stockholders' equity from proceeds of the Offerings.



Proceeds of the Offering.................................................  $ 160,000
Costs, expenses and other charges of the Offerings.......................    (26,716)
                                                                           ---------
Net increase in stockholders' equity.....................................  $ 133,284
                                                                           ---------
                                                                           ---------

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected financial data presented below as of and for the year ended December 31, 1995 and the six months ended June 30, 1996 and 1995 are derived from the Consolidated Financial Statements of the Company. The selected financial data as of and for the years ended December 31, 1992, 1993, 1994 and 1995 are derived from the financial statements of the Company. Certain of such financial statements were unaudited. The financial statements of the Company for the three years in the period ended December 31, 1995 were audited by Price Waterhouse LLP, independent accountants, as indicated in their report included elsewhere in this Prospectus. The selected financial data as of and for the six months ended June 30, 1995 and 1996 are derived from the combined financial statements included herein and include all normal and recurring adjustments necessary for a fair presentation of such data. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Due to the significant development and acquisition of additional structures, the data set forth below is not necessarily comparable on a year-to-year basis and data set forth for certain periods is not indicative of results for the full year.

                                              YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                     1991     1992     1993     1994     1995
                                    -------  -------  -------  -------  -------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                     AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Gross revenue.....................  $21,435  $27,896  $28,710  $33,180  $38,101
Net revenues (1)..................   18,835   24,681   25,847   29,766   34,148
Direct advertising expenses.......    7,638   10,383   10,901   11,806   12,864
General and administrative
 expenses.........................    3,515    3,530    3,357    3,873    4,645
Depreciation and amortization.....    5,530    7,817    8,000    7,310    7,402
Non cash compensation for common
 stock warrants...................    --       --       --       --       --
                                    -------  -------  -------  -------  -------
Operating income..................    2,152    2,951    3,589    6,777    9,237
Interest expense..................    6,599    9,591    9,299   11,809   12,894
Other (expense) income, net.......      (53)     291     (351)    (134)     (46)
                                    -------  -------  -------  -------  -------
Loss before extra-
 ordinary item (2)................   (4,500)  (6,349)  (6,061)  (5,166)  (3,703)
Net loss..........................   (4,500)  (6,349)  (9,321)  (5,166)  (3,703)
Net loss per share................    (0.59)   (0.83)   (1.22)   (0.67)   (0.48)
Weighted average common and
 equivalent shares outstanding....    7,654    7,654    7,654    7,654    7,654

OTHER DATA:
Operating Cash Flow (3)...........  $ 7,682  $10,768  $11,589  $14,087  $16,639
Operating Cash Flow Margin (4)....     40.8%    43.6%    44.8%    47.3%    48.7%
Capital expenditures..............    2,047    2,352    2,004    4,668    5,620


                                      SIX MONTHS
                                    ENDED JUNE 30,
                                    ---------------
                                     1995     1996
                                    -------  ------

STATEMENT OF OPERATIONS DATA:
Gross revenue.....................  $18,292  $29,366
Net revenues (1)..................   16,411  26,239
Direct advertising expenses.......    6,266   9,520
General and administrative
 expenses.........................    2,233   3,086
Depreciation and amortization.....    3,538   4,674
Non cash compensation for common
 stock warrants...................    --      9,000
                                    -------  ------
Operating income..................    4,374     (41)
Interest expense..................    6,342   8,441
Other (expense) income, net.......      (25) (1,674)
                                    -------  ------
Loss before extra-
 ordinary item (2)................   (1,993) (10,156)
Net loss..........................   (1,993) (10,156)
Net loss per share................    (0.26)  (0.97)
Weighted average common and
 equivalent shares outstanding....    7,654  10,489
OTHER DATA:
Operating Cash Flow (3)...........  $ 7,912  $13,633
Operating Cash Flow Margin (4)....     48.2%   52.0%
Capital expenditures..............    2,521   2,943

                                                                                                              JUNE 30, 1996
                                                                YEAR ENDED DECEMBER 31,                 -------------------------
                                                 -----------------------------------------------------   PRO FORMA   AS ADJUSTED
                                                   1991       1992       1993       1994       1995         (6)          (7)
                                                 ---------  ---------  ---------  ---------  ---------  -----------  ------------
BALANCE SHEET DATA:
Working capital(5).............................  $   2,365  $   1,326  $   1,730  $   2,845  $   4,195   $  21,608    $   21,608
Total assets...................................     71,682     65,754     61,816     68,253     71,050     514,408       521,158
Total long-term debt and other obligations.....     65,076     59,363     69,254     99,669    106,362     449,837       323,303
Redeemable preferred stock.....................     13,442     15,055     21,505
Common stockholders' equity (deficit)..........    (11,450)   (17,799)   (32,157)   (34,823)   (38,526)     54,627       187,911

- ------------------------------
(1)  Net revenues are gross revenues less agency commissions.

(2)  Extraordinary loss represents loss on early extinguishment of debt.

(3) "Operating Cash Flow" is operating income before depreciation and amortization and other non cash charges. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(4) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

(5) Working capital is current assets less current liabilities (excluding current maturities of long-term debt and other obligations). Other obligations totalled $2,850 at December 31, 1992.

(6) Represents actual amounts adjusted to give effect to the Transactions and the application of the net proceeds from the IPO of $62.4 million.

(7)  Represents pro forma amounts adjusted to give effect to the Offerings.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the consolidated results of operations of the Company for the three years ended December 31, 1995 and financial condition at December 31, 1995 should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes included elsewhere in this Prospectus.


    Except as otherwise indicated, the following discussion relates to the Company on an historical basis, without giving effect to the Acquisitions or the Offerings.


GENERAL


    The Company has grown significantly since 1989 through the acquisition of outdoor advertising businesses and individual display faces in specific markets, improvements in occupancy and advertising rates, and the development of new display faces in existing markets. Between January 1, 1989 and August 31, 1996, the Company spent in excess of $160 million to acquire additional display faces, increasing the number of its display faces from approximately 500 in 1989 to approximately 12,500 at August 31, 1996. During this period, the Company's net revenues increased from $18.8 million in 1989 to $34.1 million in 1995. The following table lists the Company's acquisitions since January 1, 1989:


                                                                                         APPROXIMATE NUMBER AND TYPE
                                                                                          OF DISPLAY FACES ACQUIRED
                                                                               ------------------------------------------------
                                                                                             30-SHEET      8-SHEET
YEAR OF ACQUISITION                            MARKETS                          BULLETINS     POSTERS      POSTERS      TOTAL
- -----------------------  ----------------------------------------------------  -----------  -----------  -----------  ---------
1989...................  Milwaukee, Chicago                                           270       --           --             270
1990...................  Chicago                                                       12       --           --              12
1991...................  Indianapolis, Des Moines, Evansville, Chicago                421        2,480          140       3,041
1994...................  Chicago, Milwaukee                                            20       --            4,151       4,171
1995...................  Chicago, Dallas                                                9       --            1,127       1,136
1996...................  Chicago, Minneapolis/St. Paul, Jacksonville                1,022        2,550       --           3,572
                                                                                    -----        -----        -----   ---------
    Total....................................................................       1,754        5,030        5,418      12,202
                                                                                    -----        -----        -----   ---------
                                                                                    -----        -----        -----   ---------

    The Company's acquisitions have been financed through bank borrowings and the issuance of long-term debt and redeemable preferred stock (all of which has been redeemed), as well as with internally-generated funds. The Acquisitions will be financed, in part, from the proceeds of the Offerings and the New Credit Facility. All acquisitions (including the Acquisitions) have been accounted for using the purchase method of accounting, and consequently, operating results from acquired operations are included from the respective dates of those acquisitions. As a result of these acquisitions and the effects of consolidation of operations following each acquisition, the operating performance of certain markets and of the Company as a whole reflected in the Company's Consolidated Financial Statements and other financial and operating data included herein are not necessarily comparable on a year-to-year basis.

    The Company recognized a one-time non-cash compensation charge of approximately $9 million in the quarter ended June 30, 1996 relating to the issuance of the Warrants under the 1996 Warrant Plan. See "Management -- The 1996 Warrant Plan."

CERTAIN EFFECTS OF THE ACQUISITIONS

    The Company currently owns approximately 12,500 advertising display faces in eight metropolitan markets. Following consummation of the Acquisitions, the Company will own approximately 21,114 advertising display faces located in 14 metropolitan markets. The following table sets forth the number of display faces to be acquired in connection with the Acquisitions:

                                                                             APPROXIMATE NUMBER AND TYPE OF DISPLAY FACES
                                                                                               ACQUIRED
                                                                           ------------------------------------------------
                                                                                         30-SHEET      8-SHEET
MARKET                                                                      BULLETINS     POSTERS      POSTERS      TOTAL
- -------------------------------------------------------------------------  -----------  -----------  -----------  ---------
MIDWEST:
  Des Moines.............................................................          --          160           --         160
  Dallas.................................................................         245           --           --         245
SOUTHEAST:
  Orlando................................................................         842        1,080           --       1,922
  Memphis/Tunica.........................................................         706        1,179          133       2,018
  Chattanooga............................................................         359          663           --       1,022
  Myrtle Beach...........................................................         729          455           --       1,184
  Palm Beach.............................................................          99           21           --         120
  Ocala..................................................................         879          199           --       1,078
  East Coast area (FL)...................................................         567           --           --         567
  Gulf Coast area (FL)...................................................         444           --           --         444
                                                                                -----        -----        -----   ---------
    Total................................................................       4,870        3,757          133       8,760
                                                                                -----        -----        -----   ---------
                                                                                -----        -----        -----   ---------

    Taking into effect the consummation of the Acquisitions, approximately 84% of the Company's gross revenues are contracted for directly from local advertisers. If the Acquisitions would have occurred on January 1, 1995, the Company would have had net revenues of $121.0 million and Operating Cash Flow of $57.9 million in 1995. The Company would have had net operating loss carryforwards and other tax-deductible items arising from the Transactions aggregating in excess of approximately $75 million as of December 31, 1995.

HISTORICAL RESULTS OF OPERATIONS

    The following table presents certain operating statement items in the Consolidated Statements of Operations as a percentage of net revenues:

                                                                                                 SIX MONTHS ENDED JUNE
                                                                  YEAR ENDED DECEMBER 31,                  30
                                                             ----------------------------------  ----------------------
                                                                1993        1994        1995        1995        1996
                                                             ----------  ----------  ----------  ----------  ----------
Net revenues...............................................      100.0%      100.0%      100.0%      100.0%      100.0%
Direct advertising expenses................................       42.2        39.7        37.7        38.2        36.3
General and administrative expenses........................       13.0        13.0        13.6        13.6        11.8
                                                                 -----       -----       -----       -----       -----
Operating Cash Flow(1).....................................       44.8        47.3        48.7        48.2        51.9
Depreciation and amortization..............................       30.9        24.5        21.6        21.5        17.8
Non cash compensation for common stock warrants............      --          --          --          --           34.3
                                                                 -----       -----       -----       -----       -----
Operating income...........................................       13.9        22.8        27.1        26.7        (.2)
Other expense, primarily interest..........................       37.3        40.2        37.9        38.8        38.5
                                                                 -----       -----       -----       -----       -----
Net loss before extraordinary item.........................      (23.4)      (17.4)      (10.8)      (12.1)      (38.7)
                                                                 -----       -----       -----       -----       -----

- ------------------------
(1) As defined herein.

    Revenues are a function of both the occupancy of the Company's display faces and the rates that the Company charges for their use. The Company focuses its sales effort on maximizing occupancy levels while maintaining rate integrity in its markets. Additionally, the Company believes it is important to the overall sales effort to continually attempt to develop new inventory in growth areas of its existing markets in order to enhance overall revenues.

    Net revenues represent gross revenues less commissions paid to advertising agencies that contract for the use of advertising displays on behalf of advertisers. Approximately 77% of the Company's gross revenues are contracted for directly from local advertisers. Agency commissions on those revenues which are contracted through agencies are typically 15% of gross revenues on local sales and 16 2/3% of gross revenues on national sales. The Company considers agency commissions as a reduction in gross revenues, and measures its operating performance based upon percentages of net revenues rather than gross revenues.

    Direct advertising expenses consist of the following five categories: lease, production, sales, maintenance and illumination. The lease expense consists mainly of rental payments to owners of the land underlying the signs. The production category consists of all of the costs to produce advertising copy and install it on the display faces. Sales expense consists mainly of the cost of staffing a sales force to sell within a specific market. The maintenance category includes minor repair and miscellaneous maintenance of the sign structures and the illumination category consists mainly of electricity costs to light the display faces. The majority of these direct expenses are variable costs (other than lease costs) that will fluctuate with the overall level of revenues. In 1995, these expenses amounted to the following approximate percentages of net revenues: lease 14.2%, production 11.3%, sales 6.8%, maintenance 3.3% and illumination 2.1%.

    General and administrative expenses occur at both the market and corporate levels. At the market level these expenses contain various items of office overhead pertaining to both the personnel and the facility required to administer a given market. The corporate general and administrative costs represent staff and facility expenses for the executive offices and the centralized accounting function. Both types of general and administrative expenses are primarily fixed expenses in the operation of the business.

    The Company had federal income tax net operating losses ("NOLs") of approximately $15.5 million as of December 31, 1995, which will expire over a period of years beginning in 2005. Use of these NOLs is subject to an annual limit of approximately $2.4 million under Section 382 of the Internal Revenue Code of 1986, as amended, and may be subject to further restriction under the rules applicable to corporations filing consolidated federal income tax returns. Management believes that sufficient taxable income will be generated to use the $15.5 million of NOLs prior to their expiration between 2005 and 2010. However, there can be no assurance that sufficient taxable income will be generated in the future.

COMPARISON OF SIX MONTH PERIODS ENDED JUNE 30, 1996 AND JUNE 30, 1995


    Net revenues increased 59.9% to $26.2 million during the first six months of 1996 from $16.4 million in the corresponding 1995 period, reflecting higher advertising rates and occupancy levels experienced primarily in the Indianapolis, Des Moines and Evansville markets and the inclusion of the 1996 partial period of revenues from the acquisition of Ad-Sign, Inc. and Naegele.


    Direct advertising expenses increased to $9.5 million in the first six months of 1996 from $6.3 million in the 1995 period as a result of the higher net revenues. As a percentage of net revenues, direct advertising expenses decreased slightly to 36.3% in the first six months of 1996 compared to 38.2% in the 1995 period as a result of economies of scale associated with increased revenues.

    General and administrative expenses increased to $3.1 million in the first six months of 1996 from $2.2 million in the 1995 period primarily as a result of increased payroll costs. As a percentage of net revenues, general and administrative expenses decreased to 11.8% in the first six months of 1996 from 13.6% in the 1995 period as a result of economies of scale associated with increased revenues.

    As a result of the above factors, Operating Cash Flow increased by 72.3% to $13.6 million in 1996 from $7.9 million in 1995.

    Depreciation and amortization expense for the first six months of 1996 increased to $4.7 million from $3.5 million in 1995 due to large increases in the fixed assets offset by reduced depreciation of certain older fixed assets.


    Non-cash compensation related to common stock warrants consisted of a $9.0 million charge arising from the issuance of common stock warrants in the Naegele Acquisition (as hereafter defined).


    Total interest expense in the first six months of 1996 increased to $8.4 million from $6.3 million in the 1995 period primarily as a result of larger borrowings under an acquisition credit facility following the acquisition of Ad-Sign, Inc. and Naegele.

    The foregoing factors contributed to the Company's $10.2 million net loss in the first six months of 1996 from a $2.0 million net loss in the 1995 period.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

    Net revenues increased 14.7% to $34.1 million during 1995 from $29.8 million in 1994, reflecting higher advertising rates and occupancy levels particularly in the Chicago and Indianapolis markets and inclusion of approximately $500,000 in revenues attributable to the acquisitions in the Dallas market.

    Direct advertising expenses increased to $12.9 million in 1995 from $11.8 million in 1994 as a result of higher sales during the 1995 period. As a percentage of net revenues, however, direct advertising expenses decreased to 37.7% in 1995 as a result of economies of scale associated with increased revenues.

    General and administrative expenses in 1995 increased to $4.6 million from $3.9 million in 1994 due to the incremental payroll costs associated with additional employees and expenses related to acquisitions. As a percentage of net revenues, general and administrative expenses increased to 13.6% from 13.0% in the prior year. This increase was due primarily to the incremental payroll costs associated with additional employees and expenses related to acquisitions.

    As a result of the above factors, Operating Cash Flows increased by 18.1% to $16.6 million in 1995 from $14.1 million in 1994.

    Depreciation and amortization expenses increased slightly to $7.4 million in 1995 from $7.3 million in 1994 due to large increases in the fixed assets offset by reduced depreciation of the older fixed assets.

    Total interest expense increased to $12.9 million in 1995 from $11.8 million in 1994 due to interest expense associated with additional borrowings and the accretion of interest due to a larger amount of principal outstanding, partially offset by the elimination of the accretion of dividends on redeemable preferred stock.

    The foregoing factors contributed to the Company's $3.7 million net loss in 1995 compared to a net loss of $5.2 million in 1994. Because the Company incurred net losses in 1995, 1994 and 1993, it had no provision for income taxes in those years.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

    Net revenues increased 15.2% to $29.8 million during 1994 from $25.8 million in 1993, reflecting higher advertising rates and occupancy levels and increased sales to local advertisers. Increases in revenue from the advertising structures acquired in certain acquisitions, offset by declines in revenues from the January 1994 sale of the Company's 97 bulletin display faces in Jacksonville, accounted for approximately $700,000 of the increased revenues in 1994.

    Direct advertising expenses increased to $11.8 million in 1994 from $10.9 million in 1993 as a result of higher sales during the 1994 period. As a percentage of net revenues, however, direct advertising expenses decreased to 39.7% in 1994 as a result of economies of scale associated with increased revenues.

    General and administrative expenses in 1994 increased to $3.9 million from $3.4 million in 1993 due to the incremental payroll costs associated with additional employees. As a percentage of net revenues, however, general and administrative expenses remained flat at 13.0%.

    As a result of the above factors, Operating Cash Flow increased by 21.6% to $14.1 million in 1994 from $11.6 million in 1993.

    Depreciation and amortization expenses decreased to $7.3 million (24.5% of net revenues) in 1994 from $8.0 million (30.9% of the net revenues) in 1993 due to scheduled depreciation of the fixed assets.

    Total interest expense increased to $11.8 million in 1994 from $9.3 million in 1993 as a result of the incremental interest associated with the offering of the Existing Company Notes and the additional borrowings in 1994, which were partially offset by less accretion of dividends on the redeemable preferred stock because such stock was redeemed in June 1994.

    The foregoing factors contributed to the Company's $5.2 million net loss in 1994 compared to a net loss of $9.3 million in 1993 (which included a $3.3 million extraordinary charge recorded in the fourth quarter of 1993). Because the Company incurred net losses in 1994 and 1993, it had no provision for income taxes in those years.

QUARTERLY COMPARISONS

    The following table sets forth certain quarterly financial information of the Company for each quarter of 1994 and 1995 and for the first and second quarter of 1996. The information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial result for such periods. This information should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the other financial information appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                               THREE MONTHS ENDED
                     ------------------------------------------------------------------------------------------------------
                      MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                        1994         1994         1994         1994         1995         1995         1995         1995
                     -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF
  OPERATIONS DATA:
Net revenues.......   $   6,102    $   7,803    $   7,973    $   7,888    $   7,236    $   9,175    $   8,940    $   8,797
Operating income...         924        2,333        2,002        1,518        1,319        3,055        2,458        2,405
Net income(loss)...      (2,053)        (498)      (1,099)      (1,516)      (1,778)        (215)        (811)        (899)

PERCENTAGE OF NET
  REVENUES:
Operating income...        15.1%        29.9%        25.1%        19.2%        18.2%        33.3%        27.5%        27.3%
Net income
  (loss)...........       (33.6)        (6.4)       (13.8)       (19.2)       (24.6)        (2.3)        (9.1)       (10.2)

OTHER DATA:
Operating Cash
  Flow(1)..........   $   2,709    $   3,998    $   3,885    $   3,495    $   3,056    $   4,856    $   4,308    $   4,419
Operating Cash Flow
  Margin(2)........        44.4%        51.2%        48.7%        44.3%        42.2%        52.9%        48.2%        50.2%


                      MARCH 31,    JUNE 30,
                        1996         1996
                     -----------  -----------

STATEMENT OF
  OPERATIONS DATA:
Net revenues.......   $   8,427    $  17,812
Operating income...       1,597       (1,638)
Net income(loss)...      (2,008)      (8,148)
PERCENTAGE OF NET
  REVENUES:
Operating income...        19.0%        (9.2)%
Net income
  (loss)...........       (23.8)       (45.7)%
OTHER DATA:
Operating Cash
  Flow(1)..........   $   3,629    $  10,004
Operating Cash Flow
  Margin(2)........        43.1%        56.2%


- ------------------------------
(1) Operating Cash Flow is operating income before depreciation and amortization.Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity.The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry.Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(2) Operating Cash Flow Margin is Operating Cash Flow stated as a percentage of net revenues.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically satisfied its working capital requirements with cash from operations and revolving credit borrowings. Its acquisitions have been financed primarily with borrowed funds and, to a lesser extent, with preferred stock.

    The Company completed its initial public offering ("IPO") of 4,630,000 shares of its Common Stock (including 930,000 shares sold pursuant to exercise of the Underwriters' over-allotment option) on July 26, 1996, resulting in proceeds to the Company of $62.4 million. The Company intends to utilize a portion of the net proceeds to redeem $9.5 million of the Existing Company Notes prior to September 23, 1996 and has repaid a portion of the amounts outstanding under the Existing Acquisition Credit Facility (as hereafter defined).

    In connection with an acquisition consummated in April 1996, UOI, its current lender, LaSalle National Bank ("LaSalle"), and an additional bank, Bankers Trust Company ("Bankers Trust"; together with LaSalle, the "Lenders"), agreed to (i) refinance the Company's existing credit facility with a revolving credit facility (the "Existing Revolving Credit Facility") and (ii) provide an additional extension of credit for purposes of acquisition financing (the "Existing Acquisition Credit Facility", and together with the Existing Revolving Credit Facility, the "Existing Credit Facilities") and, specifically, the financing, in part, of the Naegele Acquisition (as hereafter defined). The Lenders extended an acquisition term loan in the amount of $75 million and an acquisition revolving credit line in the amount of $12.5 million for a total commitment of $87.5 million, of which $84.5 million was drawn at the closing of the Naegele Acquisition. In addition, the Lenders extended a working capital revolving credit line in the amount of $12.5 million, of which no amount has been drawn. In addition to the amounts drawn under the Existing Acquisition Credit Facility, the Company sold a minority portion of its capital stock for $30 million in cash proceeds which was used to finance the remaining amount of the Naegele Acquisition and to refinance existing indebtedness.


    Prior to or concurrently with the consummation of the Offering, the Company intends to amend and restate the Existing Credit Facilities which will become the New Credit Facility. The New Credit Facility provides for a total loan commitment of $300 million. Approximately $212.5 million of the New Credit Facility matures on September 30, 2003 with the remaining amount maturing on September 30, 2004. Upon the occurrence of certain triggering events, a portion of the New Credit Facility will convert to a term loan. Such amounts may not be reborrowed. See "Description of Indebtedness and Other Commitments"


    Net cash provided by operating activities increased to $6.1 million for the six months ended June 30, 1996 from $2.6 million for the 1995 period. Net cash provided by operating activities increased to $7.0 million in 1995 from $4.9 million in 1994. Net cash provided by operating activities reflects the Company's net loss adjusted for non-cash items and the use or source of cash for the net change in working capital.

    The Company's net cash used in investing activities of $110.1 million for the six months ended June 30, 1996 includes cash used for acquisitions of $107.1 million and other capital expenditures of $2.9 million. The Company's net cash used in investing activities of $9.1 million for the year ended December 31, 1995 includes cash used for acquisitions of $1.9 million and other capital expenditures of $5.6 million. Capital expenditures have been made primarily to develop new structures in each of its markets. The Company intends to continue to develop new structures in its markets and to consider other potential acquisitions. Management established the Existing Acquisition Credit Facility and the New Credity Facility for the purpose of financing acquisitions and capital expenditures relating to the development and improvement of advertising structures. The Company believes that its cash from operations, together with available borrowings under the New Credit Facility, will be sufficient to satisfy its cash requirements, including anticipated capital expenditures, for the foreseeable future. However, in the event cash from operations, together with available funds under the New Credit Facility are insufficient to satisfy its cash requirements, the Company may incur additional indebtedness to finance its operations including, without limitation, additional acquisitions.

    For the six months ended June 30, 1996, $104.1 million was provided by financing activities primarily due to increased borrowings under the Existing Credit Facilities and the sale of capital stock. For the six months ended June 30, 1995, net cash of $2.1 million was provided by financing activities, primarily due to borrowings under the prior credit facility. For the years ended December 31, 1995 and 1994, $2.1 million and $3.3 million, respectively, was provided by financing activities, primarily as a result of additional borrowings under the prior credit facility.


    In June 1994, the Company completed an offering of $50 million of the Existing Company Notes, the proceeds from which were used to redeem all of the Company's outstanding preferred stock and a portion of the Company's outstanding common stock and for working capital purposes. The Existing Company Notes accrue interest at a rate of 14% per annum with cash payments thereon beginning on January 1, 2000.

    The Company intends to use a portion of the proceeds from the Offering to repurchase in full the Existing Company Notes. As of the date of this Prospectus, the aggregate principal amount of the outstanding Existing Company Notes was approximately $37.5 million (with an accreted value of approximately $25.5 million).

    The Company expects to fund its capital expenditures primarily with cash from operations and expects its capital expenditures to be primarily for development of additional structures. The Company intends to utilize its cash from operations to continue to develop new advertising structures in each of its markets, and, as appropriate opportunities arise, to acquire additional outdoor advertising operations in its existing markets, in geographically proximate markets and in contiguous markets. The Company is also exploring the development of other forms of out-of-home media, such as bus shelter advertising and transit advertising that management believes would complement the Company's existing outdoor operations. The restrictions imposed by the New Credit Facility and the indenture governing the New Notes may limit the Company's use of cash from operations for these purposes.

INFLATION

    Inflation has not had a significant impact on the Company over the past three years. The floating rate on the New Credit Facility could increase in an inflationary environment, but management believes that because a significant portion of the Company's costs are fixed, inflation will not have a material adverse effect on its operations. However, there can be no assurance that a high rate of inflation in the future will not have an adverse effect on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. While the Company has not completed its evaluation of the impact that will result from adopting this statement, it does not believe that adoption of the statement will have a significant impact on the Company's financial position and results of operations.

    The Financial Accounting Standard Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows a Company to record stock-based compensation on the basis of fair value. The Company adopted the fair value method for recording stock-based compensation upon issuance of warrants in April 1996. The Company recognized a one-time non-cash compensation charge of approximately $9 million in the quarter ended June 30, 1996 relating to the issuance of the Warrants under the 1996 Warrant Plan. See "Management -- The 1996 Warrant Plan."

                                    BUSINESS

GENERAL

    The Company is a leading outdoor advertising company operating approximately 21,114 advertising display faces in two large, regional operating areas: the Midwest (Chicago, Minneapolis/St. Paul, Indianapolis, Milwaukee, Des Moines, Evansville and Dallas) and the Southeast (Orlando, Jacksonville, Palm Beach, Ocala and the East Coast and Gulf Coast areas of Florida, Memphis/Tunica, Chattanooga, and Myrtle Beach).

INDUSTRY OVERVIEW


    The outdoor advertising industry has experienced increased advertiser interest and revenue growth in recent years. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995, according to estimates by the Outdoor Advertising Association of America (the "OAAA"), the trade association for the outdoor advertising industry. Outdoor advertising's 1995 revenue represent growth of approximately 8.2% over estimated total revenues for 1994, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period.


    Advertisers purchase outdoor advertising for a number of reasons. Outdoor advertising offers repetitive impact and a relatively low cost per-thousand-impressions, a commonly used media measurement, as compared to television, radio, newspapers, magazines and direct mail marketing. Accordingly, because of its cost-effective nature, outdoor advertising is a good vehicle to build mass market support. In addition, outdoor advertising can be used to target a defined audience in a specific location and, therefore, can be relied upon by local businesses concentrating on a particular geographic area where customers have specific demographic characteristics. For instance, restaurants, motels, service stations and similar roadside businesses may use outdoor advertising to reach potential customers close to the point of sale and provide directional information. Other local businesses such as television and radio stations and consumer products companies may wish to appeal more broadly to customers and consumers in the local market. National brand name advertisers may use the medium to attract customers generally and build brand awareness. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

    The outdoor advertising industry has experienced significant change in recent periods due to a number of factors. First, the entire "out-of-home" advertising category has expanded to include, in addition to traditional billboards and roadside displays, displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses, blimps and subways. Second, while the outdoor advertising industry has experienced a decline in the use of outdoor advertising by tobacco companies, it has increased its visibility with and attractiveness to local advertisers as well as national retail and consumer product-oriented companies. Third, the industry has benefitted significantly from improvements in production technology, including the use of computer printing, vinyl advertising copy and improved lighting techniques, which have facilitated a more dynamic, colorful and creative use of the medium. This technological advance has permitted the outdoor advertising industry to respond more promptly and cost effectively to the changing needs of its advertising customers and make greater use of advertising copy used in other media. Lastly, the outdoor advertising industry has benefitted from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs.

    The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

OPERATING STRATEGY

    The Company's objective is to be the leading provider of outdoor advertising services in each of its two regional operating areas and to expand its presence in attractive new markets. The Company believes that regional clusters provide it with significant opportunities to increase revenue and achieve cost savings by delivering to local and national advertisers efficient access to multiple markets or highly targeted areas.

    Management intends to implement the following operating strategy:

    - MAXIMIZE RATES AND OCCUPANCY. Through continued emphasis on customer sales and service, quality displays and inventory management, the Company seeks to maximize advertising rates and occupancy levels in each of its markets. The Company has recruited and trained a strong local sales staff supported by local managers operating under specific, sales-based compensation targets designed to obtain the maximum potential from the Company's display inventory.


    - INCREASE MARKET PENETRATION. The Company seeks to expand operations within its existing markets through new construction, with an emphasis on painted bulletins, which generally command higher rates and longer term contracts from advertisers than other types of display faces. In addition, the Company historically has acquired, and intends to continue to acquire, additional advertising display faces in its existing markets as opportunities become available.



    - PURSUE STRATEGIC ACQUISITIONS. In addition to improved penetration of its existing markets, the Company also seeks to grow by acquiring additional display faces in closely proximate new markets. Such new markets allow the Company to capitalize on the operating efficiencies and cross-market sales opportunities associated with operating in multiple markets within distinct regions. The Company intends to develop new regional operating areas in regions where attractive growth and consolidation opportunities exist.



    - CAPITALIZE ON TECHNOLOGICAL ADVANCES. The Company seeks to capitalize on technological advances that enhance its productivity and increase its ability to effectively respond to its customer's needs. The Company's continued investment in equipment and technology provides for greater ongoing benefits in the areas of sales, production and operation.



    - MAINTAIN LOW COST STRUCTURE. Through continued adherence to strict cost controls, centralization of administrative functions and maintenance of low corporate overhead, the Company seeks to maximize its Operating Cash Flow Margin, which it believes to be among the highest in the industry. The Company believes that its centralized administration provides opportunities for significant operating leverage from further expansion in existing markets and from future acquisitions.


    - DEVELOP OTHER OUT-OF-HOME MEDIA. The Company seeks to develop other forms of out-of-home media such as bus shelter or transit advertising in order to enhance revenues in existing markets or provide access to new markets.

    Through implementation of this business strategy, the Company has increased its outdoor advertising presence from 500 display faces in a single market in 1988 to approximately 12,500 in its markets at August 31, 1996.

ACQUISITIONS

    Consistent with its operating strategy, the Company has recently entered into agreements to acquire the assets or capital stock of four outdoor advertising companies. The Company believes that these acquisitions will significantly strengthen its market presence in the midwest and southeast United States and will allow the Company to capitalize on the operating efficiencies and cross-market sales opportunities associated with operating in closely proximate markets.

    THE POA ACQUISITION. In August 1996, the Company agreed to purchase OAH pursuant to a merger of an indirect subsidiary of the Company with and into OAH. As a result of the POA Acquisition, the Company will acquire a total of approximately 6,337 advertising display faces consisting of bulletins and posters in five markets located in the southeast United States, including Orlando, Ocala and Palm Beach, as well as the East Coast and Gulf Coast areas of Florida, and Myrtle Beach and Chattanooga.


    THE MEMPHIS/TUNICA ACQUISITION. In September 1996, the Company acquired the Memphis/Tunica Option. Upon consummation of the Memphis/Tunica Acquisition, the Company will acquire a total of approximately 2,018 advertising display faces consisting of bulletins and posters in and around Memphis, Tennessee and Tunica County, Mississippi.


    THE ADDITIONAL ACQUISITIONS. In September 1996, the Company purchased certain assets of Iowa Outdoor Displays and The Chase Company. As a result of the Additional Acquisitions, the Company will acquire approximately 160 advertising display faces consisting primarily of posters in and around Des Moines and approximately 245 advertising display faces consisting primarily of bulletins in and around Dallas.

    THE NAEGELE ACQUISITION. In April 1996, the Company acquired operations in the Minneapolis/St. Paul and Jacksonville markets. In a stock purchase transaction with NOA Holding Company (the "Naegele Acquisition"), the Company acquired approximately 2,550 poster faces (of which approximately 1,455 are located in the Minneapolis/St. Paul market and approximately 1,095 are located in the Jacksonville market) and approximately 840 painted bulletin faces (of which approximately 440 are located in the Minneapolis/St. Paul market and approximately 400 are located in the Jacksonville market).

    THE OTHER ACQUISITIONS. In April 1996, the Company acquired 4 painted bulletin faces in the Chicago market from Paramount Outdoor, Inc. in an asset purchase transaction. In March 1996, through an asset purchase transaction with Image Media, Inc., the Company acquired 18 painted bulletin and painted wall faces in the Chicago market. In a transaction with Ad-Sign, Inc. in January 1996, the Company acquired approximately 160 painted bulletin faces in the Chicago market. In April 1995, the Company acquired approximately 6 painted bulletin faces in the Chicago market pursuant to a stock purchase transaction with O&B Outdoor, Inc. The Company has integrated the newly acquired faces from these acquisitions into its existing Chicago operations.

    In March 1995, the Company completed two acquisitions in the Dallas market. In a stock purchase transaction with Harrington Associates, Inc., the Company acquired approximately 740 junior (8-sheet) poster faces located in the Dallas market. In a stock purchase transaction with Best Outdoor, the Company acquired approximately 387 junior (8-sheet) poster faces in the Dallas market.

MARKETS

    Each of the Company's markets generally possess demographic characteristics that are attractive to national advertisers, allowing the Company to package its displays in several of its markets in a single contract for advertisers in national and regional campaigns. Each market also has unique local industries, businesses, sports franchises and special events that are frequent users of outdoor advertising. The following sets forth certain information for each of the Company's markets as of August 31, 1996 after giving effect to the
Acquisitions:

                                                                       % OF 1995
                                                                       PRO FORMA                   30-SHEET      8-SHEET
MARKET                                                               NET REVENUES     BULLETINS     POSTERS      POSTERS
- ---------------------------------------            1995             ---------------  -----------  -----------  -----------
                                                 PRO FORMA
                                               NET REVENUES
                                         -------------------------
                                          (DOLLARS IN THOUSANDS)
MIDWEST:
  Chicago..............................        $      16,579                13.7%           653       --            3,646
  Minneapolis/St. Paul.................               16,320                13.5            447        1,365       --
  Indianapolis.........................                9,897                 8.2            257        1,385          142
  Milwaukee............................                4,686                 3.9            260       --              321
  Des Moines*..........................                3,141                 2.6             84          590            9
  Evansville...........................                3,028                 2.5            142          687       --
  Dallas*..............................                1,738                 1.5            245       --            1,201
SOUTHEAST:
  Orlando**............................               22,253                18.4            842        1,080       --
  Jacksonville.........................                8,528                 7.0            383          942       --
  Palm Beach**.........................                  290                 0.2             99           21       --
  Ocala**..............................                5,011                 4.1            879          199       --
  Memphis/Tunica**.....................               13,104                10.8            706        1,179          133
  Chattanooga**........................                4,582                 3.8            359          663       --
  Myrtle Beach**.......................                7,931                 6.6            729          455       --
  East Coast area (FL)**...............                2,784                 2.3            567       --           --
  Gulf Coast area (FL)**...............                1,095                 0.9            444       --           --
                                                  ----------               -----          -----        -----        -----
    Total..............................        $     120,967               100.0%         7,096        8,566        5,452
                                                  ----------               -----          -----        -----        -----
                                                  ----------               -----          -----        -----        -----

                                           TOTAL
                                          DISPLAY
MARKET                                     FACES
- ---------------------------------------  ---------

MIDWEST:
  Chicago..............................      4,299
  Minneapolis/St. Paul.................      1,812
  Indianapolis.........................      1,927
  Milwaukee............................        581
  Des Moines*..........................        683
  Evansville...........................        829
  Dallas*..............................      1,446
SOUTHEAST:
  Orlando**............................      1,922
  Jacksonville.........................      1,325
  Palm Beach**.........................        120
  Ocala**..............................      1,078
  Memphis/Tunica**.....................      2,018
  Chattanooga**........................      1,022
  Myrtle Beach**.......................      1,184
  East Coast area (FL)**...............        567
  Gulf Coast area (FL)**...............        444
                                         ---------
    Total..............................     21,114***
                                         ---------
                                         ---------


- ------------------------
* Includes existing operations and additional operations to be acquired in connection with the Acquisitions.

**  To be acquired in connection with the Acquisitions.

*** Excludes 143 transit display faces located in Indianapolis.

INVENTORY

    The Company operates three standard types of outdoor advertising display faces and also has transit advertising as follows:

    - BULLETINS generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at the facilities of the outdoor advertising company in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or is printed with the computer-generated graphics on a single sheet of vinyl that is wrapped around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

    - 30-SHEET POSTERS generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. Thirty-sheet posters are concentrated on major traffic arteries.

    - JUNIOR (8-SHEET) POSTERS usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters, except that vinyl sheets are not typically used on junior posters. Most junior posters, because of their smaller size, are concentrated on city streets and target pedestrian traffic.

    - TRANSIT ADVERTISING consists generally of posters and frames displayed on the sides of public buses operating on city streets.

    Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Billboard structures are durable, have long useful lives and do not require substantial maintenance. When disassembled, they typically can be moved and relocated at new sites. The Company's outdoor advertising structures are made of steel and other durable materials built to withstand variable climates, including the rigors of the midwestern climate. The Company expects its structures to last 15 years or more without significant refurbishment.

LOCAL MARKET OPERATIONS

    In each of its principal markets except Palm Beach, the Company maintains a complete outdoor advertising operation including a sales office, a production, construction and maintenance facility, a creative department equipped with advanced technology, a real estate unit and support staff. The Company conducts its outdoor advertising operations through these local offices, consistent with senior management's belief that an organization with decentralized sales and operations is more responsive to local market demand and provides greater incentives to employees. At the same time, the Company maintains centralized accounting and financial controls to allow it to closely monitor the operating and financial performance of each market. Local general managers, who report directly to the Company's President or a regional manager, are responsible for the day-to-day operations of their respective markets and are compensated according to the financial performance of such markets. In general, these local managers oversee market development, production and local sales. The Company intends to incorporate the operations acquired in the Acquisitions into this operational structure with local offices handling the day-to-day operations and centralized accounting and financial controls.

    Although site leases (for land underlying an advertising structure) are administered from the Company's headquarters in Chicago, each local office is responsible for locating and ultimately procuring leases for appropriate sites in its market. Site lease contracts vary in term but typically run from 10 to 20 years with various termination and renewal provisions. Each office maintains a leasing department, with an extensive database containing information on local property ownership, lease contract terms, zoning ordinances and permit requirements. The Company has been very successful in developing new advertising display face inventory in each of its markets based on utilizing these databases and developing an experienced staff of lease teams. Each such team's sole responsibility is the procurement of sites for new locations in each of the Company's markets.

SALES AND SERVICE

    The Company's sales strategy is to maximize revenues from local advertisers. Accordingly, it maintains a team of sales representatives headed by a sales manager in each of its markets. The Company devotes considerable time and resources to recruiting, training and coordinating the activities of its sales force. A sales representative's compensation is heavily weighted to individual performance, and the local sales manager's compensation is tied to the performance of his or her sales team. One sales representative, based in Chicago, manages sales to national advertisers. In total, approximately 59 of the Company's employees are significantly involved in sales and marketing activities.

    In addition to the sales staff, the Company has established fully staffed and equipped creative departments in each of its principal markets except Palm Beach. Utilizing technologically advanced computer hardware and software, the staff is able to create original design copy for both local and national accounts which has allowed the various creative departments to exchange work via modem or over the Internet with each other or directly with clients or their agencies. This ability has resulted in many fully staffed advertising agencies turning to the Company for the creation of their outdoor campaigns. The Company believes that its creative department's implementation of continuing technological advances provides a significant competitive advantage in its sales and service area.

CUSTOMERS

    Advertisers usually contract for outdoor displays through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. The Company pays commissions to the agencies for advertising contracts that are procured by or through those agencies. Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

    The size and geographic diversity of the Company's markets allow it to attract national advertisers, often by packaging displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, location of displays, availability and service.

    The Company also focuses efforts on local sales, and approximately 84% of the Company's gross revenues in 1995 were generated from local advertisers after giving effect to the Acquisitions. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

    Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. Beginning in 1993, the leading tobacco companies substantially reduced their expenditures for outdoor advertising due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands. Since tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures made this space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, the range of the Company's advertisers has become quite diverse. The following table illustrates the diversity of the Company's advertising base giving effect to the Acquisitions:

                    1995 PRO FORMA NET REVENUES BY CATEGORY

                                                                                 PERCENTAGE OF
                                                                                 NET REVENUES
                                                                                ---------------
Travel/Entertainment..........................................................        14.4%
Restaurant....................................................................         9.9
Tobacco.......................................................................         9.9
Retail/Consumer Products......................................................         9.8
Automotive & Related..........................................................         8.0
Home Developer/Real Estate....................................................         6.0
Advertising/Media.............................................................         4.0
Alcohol.......................................................................         3.6
Hotels/Motels.................................................................         3.0
Other.........................................................................        31.4
                                                                                     -----
    Total.....................................................................       100.0%
                                                                                     -----
                                                                                     -----

PRODUCTION

    The Company has internal production facilities and staff to perform the full range of activities required to develop, create and install outdoor advertising in all of its markets. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the designs on its displays. In addition, the Company's substantial new development activity has allowed it to vertically integrate its own sign fabrication ability so that new signs are fabricated and erected in-house. The Company usually provides its full range of production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers and advertisers represented by advertising agencies often use preprinted designs that require only installation. However, the Company's creative and production personnel frequently are involved in production activities even when advertisers are represented by agencies due to the development of new designs or adaptation of copy from other media for use on billboards. The Company's artists also assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

    With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies are becoming less responsible for labor-intensive production work since vinyl and pre-printed copy can be installed quickly. The vinyl sheets are reusable, thereby reducing the Company's production costs, and are easily transportable. Due to the geographic proximity of the Company's principal markets and the transportability of vinyl sheets, the Company can shift materials among markets to promote efficiency. The Company believes that this trend over time will reduce operating expenses associated with production activities.

COMPETITION

    The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, the Company also competes with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its low cost-per-thousand-impressions and its ability to repetitively reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

    The outdoor advertising industry is highly fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the OAAA there are approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. In several of its markets, the Company encounters direct competition from other major outdoor media companies, including Outdoor Systems, Inc., Eller Media, Inc. (formerly Patrick Media Group) and 3M National Advertising Co. (a division of Minnesota Mining and Manufacturing Company), each of which has a larger national network and greater total resources than the Company. The Company believes that its emphasis on local advertisers and its position as a major provider of advertising services in each of its markets and in the midwest enable it to compete effectively with the other outdoor media operators, as well as other media, both within those markets and in the midwest region. The Company also competes with other outdoor advertising companies for sites on which to build new structures. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

    The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway Beautification Act of 1965, encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to restrict billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas. All of the states have implemented regulations at least as restrictive as the Highway Beautification Act, including the prohibition on the construction of new billboards adjacent to federally-aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Highway Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from federally-aided highways.

    The states and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of, and, in some instances, content of advertising copy being displayed on outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from non-illuminated to illuminated structures. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

    In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. It is uncertain whether additional legislation of this type will be enacted on the national level or in any of the Company's markets.

    In August 1996, the U.S. Food and Drug Administration issued final regulations governing certain marketing practices in the tobacco industry. Among other things, the regulations prohibit tobacco product billboard advertisements within 1,000 feet of schools and playgrounds and require that tobacco product advertisements on billboards be in black and white and contain only text. In addition, one major tobacco manufacturer recently proposed federal legislation banning 8-sheet billboard advertising and transit advertising of tobacco products. A reduction in billboard advertising by the tobacco industry could cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. See "Business--Customers" and "Risk Factors--Tobacco Industry Regulations."


    Amortization of billboards has also been adopted in varying forms in certain jurisdictions. Amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. To date, regulations in the Company's markets have not materially adversely affected its operations, except in the Jacksonville market, where the Company has been subject to regulatory efforts and recently agreed to city ordinances to remove a number of faces. On March 22, 1995, following litigation over an ordinance and a municipal charter amendment, Naegele entered into an agreement with the City of Jacksonville to remove 711 billboard faces over a twenty year period starting January 1, 1995 and ending December 31, 2014. The resolution specifies the following removal schedule:

                                                                         30-SHEET       8-SHEET
CALENDAR YEARS                                            BULLETINS       POSTERS       POSTERS       TOTAL
- ------------------------------------------------------  -------------  -------------  -----------     -----
1995-1998.............................................           73            242           167          482
1999-2004.............................................           23             87        --              110
2005-2014.............................................           23             96        --              119
                                                                ---            ---           ---          ---
                                                                119            425           167          711
                                                                ---            ---           ---          ---
                                                                ---            ---           ---          ---

    Under the agreement, Naegele and the City of Jacksonville have agreed on the removal of 445 pre-selected faces, including 167 (100%) of its 8-sheet faces. Management of the Company has control over the selection and removal of an additional 155 faces. The remaining 111 faces to be removed will be selected by the Company from a pool of faces identified by the City. While the number of signs being taken down represents a large percentage of Naegele's plant in the Jacksonville market, the Company believes that Jacksonville has been overbuilt for a number of years, leading to low occupancy levels and low advertising rates. The removal of a number of marginally profitable boards is expected to put upward pressure on rates. Additionally, the removals are staggered over 20 years, with management having substantial input on which signs are removed and some rights of substitution and rebuilding of outdoor advertising structures in the Jacksonville market.

    On February 1, 1991, Naegele entered into a consent judgment to settle a complaint brought by the Minnesota Attorney General under Minnesota anti-trust laws pursuant to which Naegele and its successors are prohibited from purchasing outdoor advertising displays in the Minneapolis/St. Paul market from other operators of outdoor advertising displays until February 1, 2001. The consent judgment also prohibits the Company from enforcing certain covenants not to compete and from entering into property leases in excess of 15 years. The consent judgment does not affect the Company's ability to continue to develop and build new advertising displays in the Minneapolis/St. Paul market. Additionally, the Company can purchase displays from brokers or other non-operators.

    The outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment has not adversely impacted the Company's business, other than in the newly acquired Jacksonville market, no assurance can be given that existing or future laws or regulations will not materially adversely affect the Company at some time in the future.

OUTDOOR ADVERTISING PROPERTIES; OFFICE AND PRODUCTION FACILITIES

    OUTDOOR ADVERTISING SITES. Giving effect to the Acquisitions, the Company owns or has permanent easements on approximately 337 parcels of real property that serve as the sites for its outdoor displays. The Company's remaining approximately 12,376 advertising display sites are leased or licensed.

    The Company's leases are for varying terms ranging from month-to-month or year-to-year to terms of ten years or longer, and many provide for renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. The Company believes that an important part of its management activity is to manage its lease portfolio and negotiate suitable lease renewals and extensions.


    OFFICE AND PRODUCTION FACILITIES. The Company's principal executive and administration offices are located in Chicago, Illinois in a 6,956-square foot space leased by the Company. In addition, after giving effect to the Acquisitions, the Company has an office and complete production and maintenance facility in each of Addison, Illinois (40,000 square feet); Orlando (20,500 square feet); Memphis (24,844 square feet); Chattanooga (14,580 square feet); Ocala (11,700 square feet); Myrtle Beach (14,792 square feet); Milwaukee (18,367 square feet); Indianapolis (23,648 square feet); Des Moines (15,320 square feet); Minneapolis/St. Paul (82,547 square feet); Jacksonville (16,000 square feet); and Evansville (16,000 square feet) and a sales, real estate and administration office in Dallas (2,000 square feet). The Indianapolis, Addison, Orlando, Milwaukee, Jacksonville, Myrtle Beach, Chattanooga, Ocala and Evansville facilities are owned and all other facilities are leased. The Company considers its facilities to be well maintained and adequate for its current and reasonably anticipated future needs.


EMPLOYEES

    At June 30, 1996, the Company employed approximately 330 people, of whom approximately 59 were primarily engaged in sales and marketing, 209 were engaged in painting, bill posting and construction and maintenance of displays and the balance were employed in financial, administrative and similar capacities. The Milwaukee market has 15 employees who belong to a union and the Minneapolis/St. Paul market has 29 employees who belong to unions. The Company considers its relations with the unions and with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The table below sets forth certain information with respect to the directors and executive officers of the Company.

                                                                                                           YEARS WITH THE
NAME                               AGE                               POSITION                                  COMPANY
- ------------------------------     ---     ------------------------------------------------------------  -------------------
Daniel L. Simon*..............     45      Chief Executive Officer, President and Director                           23
Brian T. Clingen..............     36      Vice President, Chief Financial Officer and Director                       8
Paul G. Simon*................     43      Vice President, Secretary and General Counsel                              6
Michael J. Roche..............     45      Director                                                                   2
Michael B. Goldberg...........     49      Director                                                                  **
Frank K. Bynum, Jr............     33      Director                                                                  **

- ------------------------
 * Daniel L. and Paul G. Simon are brothers.

** Became a director in 1996.

    Mr. Daniel Simon, a founder and a principal beneficial stockholder of the Company, has been the President of the Company since 1989 and a director since its formation. Mr. Simon has 23 years of experience in the outdoor advertising industry and serves on the executive and legislative committees of the Outdoor Advertising Association of America.

    Mr. Clingen has served as Vice President and Chief Financial Officer of the Company since December 1987 and as a director since 1990. From 1983 to 1987, Mr. Clingen worked for Elmore Group ("Elmore"), a diversified property and service company, and served as Chief Financial Officer of an Elmore subsidiary. Mr. Clingen is a certified public accountant.

    Mr. Paul Simon has been Vice President and General Counsel of the Company since 1989 and has served as Secretary of the Company since July 1991. Mr. Simon was in the private practice of law in Illinois from 1978 to 1989, specializing in commercial litigation, general corporate matters, real estate and mergers and acquisitions. Mr. Simon represented the Company as outside counsel from 1981 to 1989.

    Mr. Roche has been National Marketing Manager (Licensed Businesses) for Sears, Roebuck and Co. since 1985. Prior thereto, he was an Assistant Marketing Manager from 1984 to 1985 and a National Sales Promotion Manager from 1980 to 1984 for Sears, Roebuck and Co. Mr. Roche has been a director of the Company since November 1993.

    Mr. Goldberg has been a director of the Company since April 5, 1996. Mr. Goldberg has been a Managing Director of Kelso & Company, L.P. since October 1991. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of General Medical Corporation, Hosiery Corporation of America, Inc. and United Refrigerated Services, Inc.

    Mr. Bynum has been a director of the Company since July, 1996. Mr. Bynum has been a Vice President of Kelso & Company, L.P. since July 1991, and was an Associate of Kelso & Company, L.P. from October 1987 to July 1991. He is a director of Hosiery Corporation of America, Inc., IXL Holdings, Inc. and United Refrigerated Services, Inc.

    For their services as directors, the members of the Board of Directors who are not employees of the Company, UOI, or affiliates of Kelso & Company, L.P. are paid an aggregate of $10,000 annually. All directors are reimbursed for reasonable expenses associated with their attendance at meetings of the respective Boards of Directors.

    The Company has instituted a classified Board of Directors. Upon the completion of their initial terms, which vary from one to three years, all directors of the Company will hold office for three-year terms until the next annual meeting of stockholders of the Company or until their successors are duly elected and qualified. See "Description of Capital Stock -- Special Provisions of Certificate of Incorporation, Bylaws and Delaware Law." Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

    On December 23, 1992, Kelso & Companies, Inc., the general partner of Kelso & Company, L.P., and its chief executive officer, without admitting or denying the findings contained therein, consented to an administrative order in respect of an inquiry by the Securities and Exchange Commission (the "Commission") relating to the 1990 acquisition of a portfolio company by an affiliate of Kelso & Companies, Inc. The order found that the tender offer filing by Kelso & Companies, Inc. in connection with the acquisition did not comply fully with the Commission's tender offer reporting requirements, and required Kelso & Companies, Inc. and its chief executive officer to comply with these requirements in the future.

    The Company has an agreement with Kelso & Company, L.P. that permits Kelso & Company, L.P. to nominate two persons for the Board of Directors to be voted upon by the shareholders. Messrs. Goldberg and Bynum have been retained as directors as a result of such agreement. The agreement also provides that at least one of such nominees, if elected to the Board of Directors, will also serve on the Board's compensation committee. See "Certain Transactions."

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation paid during 1993, 1994 and 1995 to the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus that year exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                          ANNUAL COMPENSATION
                                                                  -----------------------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                                         YEAR       SALARY        BONUS      COMPENSATION (2)
- ----------------------------------------------------------------  ---------  -----------  -----------  ------------------
Daniel L. Simon(1) .............................................       1995  $   224,379   $       0       $    1,000
  President and Chief Executive Officer                                1994      249,250           0              500
                                                                       1993      187,439           0                0
Brian T. Clingen(1) ............................................       1995  $   145,128   $       0       $    1,000
  Chief Financial Officer and Vice President                           1994      145,852           0              500
                                                                       1993      122,742           0                0
Paul G. Simon(1) ...............................................       1995  $   158,176   $       0       $    1,000
  Vice President, Secretary and General Counsel                        1994      158,968           0              500
                                                                       1993      167,125           0                0

- ------------------------
(1) Does not include value of warrants granted in April 1996 pursuant to the 1996 Warrant Plan to Daniel L. Simon, Brian T. Clingen and Paul G. Simon.

(2) Represents contributions made by the Company on behalf of the named executive officers to a 401(k) plan.

    The Company currently maintains two life insurance policies covering Daniel
L. Simon, each in the amount of $2.5 million. The Company is the sole beneficiary under each policy. Pursuant to a buy-sell agreement between the Company and Mr. Simon, the Company has agreed to use up to $3.5 million of the proceeds from these policies to purchase a portion of Mr. Simon's shares of Common Stock of the Company from his estate.

THE 1996 WARRANT PLAN


    The 1996 Warrant Plan (the "1996 Warrant Plan") was adopted by the Board of Directors of the Company in April 1996 in order to advance the interests of the Company by affording certain key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The 1996 Warrant Plan is administered by the Compensation Committee of the Company. Pursuant to the 1996 Warrant Plan, Daniel L. Simon and Brian T. Clingen were awarded warrants in April 1996 which have been divided into three series (the "Series I Warrants," the "Series II Warrants" and the "Series III Warrants," and collectively, the "Warrants"). In July 1996, the 1996 Warrant Plan was amended to, among other things (i) adjust the warrant exercise price for the Series II Warrants and the Series III Warrants from $5.00 per share (as adjusted to reflect the 16 for 1 stock split) to (X) in the case of the Series II Warrants, the closing sale price of a share of Common Stock as reported on the Nasdaq National Market (the "Closing Price") for the day immediately preceding any such exercise minus $.01, PROVIDED, HOWEVER, that if at any time the average of the Closing Prices for any 30 consecutive trading days is equal to or greater than $16.25 and the Closing Price for the last day of such thirty day trading period is equal to or greater than $16.25, then the warrant exercise price shall thereafter be $5.00, and (Y) in the case of the Series III Warrants, the Closing Price for the day immediately preceding any such exercise minus $.01, PROVIDED, HOWEVER, that if at any time the average of the Closing Price for any 30 consecutive trading days is equal to or greater than $20.00 and the Closing Prices for the last day of such thirty day trading period is equal to or greater than $20.00, then the warrant exercise price shall thereafter be $5.00; and (ii) make each class of Warrants fully exercisable. The Series I Warrants, the Series II Warrants and the Series III Warrants are fully exercisable at a warrant exercise price of $5.00 per share. The Warrants may not be sold, assigned, transferred, exchanged or otherwise disposed of except under certain limited circumstances including by will or the laws of descent and distribution. The Company consented to an assignment by Daniel L. Simon and Brian T. Clingen to Paul G. Simon of 123,530 Series I Warrants. A total of 2,470,608 shares of Common Stock have been reserved for issuance pursuant to the Warrants issued under the 1996 Warrant Plan. As of the date of this Prospectus, Daniel L. Simon holds 595,000 Series I Warrants, 700,000 Series II Warrants and 700,000 Series III Warrants; Brian T. Clingen holds 105,006 Series I Warrants, 123,536 Series II Warrants and 123,536 Series III Warrants; and Paul G. Simon holds 123,530 Series I Warrants. The Company recognized a one-time non-cash compensation charge of approximately $9 million in the quarter ended June 30, 1996 relating to the issuance of the Warrants under the 1996 Warrant Plan.


AUDIT COMMITTEE; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors formed an Audit Committee in July 1996 which is responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of the Company's outside auditors. The members of the Company's Audit Committee are Daniel L. Simon, Michael J. Roche and Frank K. Bynum.

    The Board of Directors formed a Compensation Committee in July 1996 which is responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the 1996 Warrant Plan. See "Management -- The 1996 Warrant Plan." The members of the Company's Compensation Committee are Daniel L. Simon, Brian T. Clingen and Michael B. Goldberg. The Company has agreed that a KIA V (as defined below) designee will be on the Compensation Committee so long as there is such a designee on the Board of Directors.

                              CERTAIN TRANSACTIONS

    On April 5, 1996, the Company issued to Kelso Investment Associates V, L.P. ("KIA V") and Kelso Equity Partners V, L.P. ("KEP V") and certain individuals designated by Kelso & Company, L.P. (the "Kelso Designees") 186,500 shares of Class B Common Stock and 188,500 shares of Class C Common Stock (prior to a subsequent 16 for 1 stock split) in exchange for $30,000,000. As an inducement to KIA V's and KEP V's purchase of the Class B Common Stock and Class C Common Stock, Daniel L. Simon and Brian T. Clingen agreed to assume, pro rata, the dilution to the holders of Common Stock following the exercise of the option held by William H. Smith described below in "Description of Capital Stock." At such time, the Company also agreed to pay a one-time fee of $1,250,000 in cash and an annual fee of $150,000 to Kelso & Company, L.P., an affiliate of KIA V and KEP V, for consulting and advisory services to the Company. Messrs. Goldberg and Bynum, directors of the Company, are Managing Director and Vice President, respectively, of Kelso & Company, L.P., limited partners of the general partner of KIA V and limited partners of KEP V.

    In July 1996, the Company entered into agreements with KIA V, KEP V and certain individual shareholders relating to certain rights of KIA V, KEP V and such individual shareholders as holders of Class B Common Stock and Class C Common Stock of the Company. Pursuant to such agreements, the Company agreed to reclassify the shares of Class B Common Stock and Class C Common Stock into a total of 6,000,000 shares of Common Stock, of which 2,500,000 were sold in the IPO. See "Principal and Selling Shareholders." Pursuant to such agreements, the annual consulting and advisory fee of $150,000 payable to Kelso & Company, L.P. was terminated but Kelso & Company, L.P.'s reimbursement of expenses and indemnification rights in connection therewith remained in effect. In connection with the IPO, Kelso & Company, L.P. received a one-time fee of $650,000. In addition, as a result of the reclassification, KIA V, KEP V and such individual shareholders have the same rights as holders of Common Stock. In connection with the reclassification, KIA V, KEP V and such individual shareholders were granted four demand registration rights, were granted "piggy-back" registration rights, and KIA V was granted the right to nominate two persons for seats on the Board of Directors to be voted upon by the stockholders, with one of such directors, if elected, to be a member of the Compensation Committee. Pursuant to such agreements, Daniel L. Simon, Brian T. Clingen and Paul G. Simon were provided with four demand registration rights and "piggy-back" registration rights.

    As a component of its growth strategy, in July 1995, the Company entered into a consulting agreement with Urban Development, L.L.C. ("Urban") whereby Urban shall consult with, and develop new sign locations in the Milwaukee and Chicago markets for, the Company. Urban agreed to provide consulting services to the Company over a period of 10 years in consideration of $1,400,000 which was paid on such date. The managing member of Urban is Lawrence J. Simon, a former officer and director of the Company and the brother of Daniel L. Simon and Paul
G. Simon. Lawrence J. Simon resigned as a director and an executive vice president of the Company on October 4, 1995.

    In April 1996, the Company acquired four painted bulletin faces in Chicago from Paramount Outdoor, Inc. ("Paramount") in an asset purchase transaction. Messrs. Quas and Sauber are the owners of Paramount. In exchange for the four painted bulletin faces, the Company agreed to pay $500,000 in cash at the time of purchase, $1,400 monthly for the next 24 months and an additional $168,000 payable two years after such purchase date, provided, the gross revenues received by the Company from the purchased assets equal or exceed $333,600. In 1993, Paramount had purchased the Chicago sites (including the lease rights, permits and structures) from a joint venture between the Company and HMS, Inc., an unaffiliated entity, for $100,000, which the Company believes represented market price.

    All of the transactions described above were approved by the Company's independent outside director. The Company will not engage in transactions with its affiliates in the future unless the terms of such transactions are approved by a majority of its independent outside directors. In addition, the Existing UOI Indenture and the Existing Company Indenture (each as defined herein) impose limitations on the Company's ability to engage in such transactions. See "Description of Indebtedness and Other Commitments."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The table below sets forth the number and percentage of outstanding shares of Common Stock that will be beneficially owned by (i) each director of the Company, (ii) each executive officer identified under "Management -- Executive Compensation," (iii) all directors and executive officers of the Company as a group, (iv) each person known by the Company to own beneficially more than 5% of the Common Stock and (v) Selling Stockholders. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.

                                                     BENEFICIAL OWNERSHIP OF                   BENEFICIAL OWNERSHIP OF
                                                    COMMON STOCK PRIOR TO THE                  COMMON STOCK AFTER THE
                                                            OFFERING                                  OFFERING
                                                  -----------------------------   SHARES    -----------------------------
                                                     NUMBER OF      PERCENT OF     BEING       NUMBER OF      PERCENT OF
NAME OF BENEFICIAL OWNER                              SHARES          CLASS       OFFERED       SHARES          CLASS
- ------------------------------------------------  ---------------  ------------  ---------  ---------------  ------------
Daniel L. Simon.................................     9,334,008(1)       45.1%      500,000     8,584,008(2)       33.4%
  321 North Clark Street
  Chicago, Illinois 60610
Brian T. Clingen................................      -- (3)              --       250,000      -- (4)               --
  321 North Clark Street
  Chicago, Illinois 60610
Paul G. Simon...................................      -- (5)               --       --          -- (5)               --
  321 North Clark Street
  Chicago, Illinois 60610
Michael J. Roche................................          2,000            --  (6)    --            2,000            --  (6)
  333 Beverly Road, E5-312A
  Hoffman Estates, Illinois 60179
Michael B. Goldberg (7).........................         55,460            --  (6)    --           55,460            --  (6)
  Director
  Kelso & Company
  320 Park Avenue, 24th Floor
  New York, New York 10022
Frank K. Bynum, Jr. (7).........................         30,688            --  (6)    --           30,688            --  (6)
  Director
  Kelso & Company
  320 Park Avenue, 24th Floor
  New York, New York 10022
Kelso Investment Associates V, L.P. (8)(9)......      2,847,871          15.6       --          2,847,871          12.3
Kelso Equity Partners V, L.P. (8)(9)............        151,779            --  (6)    --          151,779            --  (6)
Joseph N. Schuchert (8)(10).....................      2,999,650          16.4       --          2,999,650          12.9
Frank T. Nickell (8)(9).........................      3,134,879          17.2       --          3,134,879          13.5
George E. Matelich (8)(10)......................      3,063,293          16.8       --          3,063,293          13.2
Thomas R. Wall, IV (8)(10)......................      3,080,072          16.9       --          3,080,072          13.3
All directors and executive officers as a group
  (6 persons)...................................      9,422,156          45.5      750,000      8,672,156          33.7

- ------------------------

(1) Daniel L. Simon's beneficial ownership includes 5,596,540 shares that he owns directly, 88,000 shares held by The Simon Family Limited Partnership, of which he is a general partner, 1,995,000 shares issuable to him upon exercise of the Management Warrants, 1,178,860 shares over which he has voting control pursuant to certain voting trust agreements with Brian T. Clingen and Paul G.

    Simon, and 475,608 shares issuable to Brian T. Clingen and Paul G. Simon upon exercise of the Management Warrants over which Daniel L. Simon has voting control pursuant to certain voting trust agreements.

(2) Daniel L. Simon's beneficial ownership includes 5,096,540 shares that he owns directly, 88,000 shares held by The Simon Family Limited Partnership, of which he is a general partner, 1,995,000 shares issuable to him upon exercise of the Management Warrants, 928,860 shares over which he has voting control pursuant to certain voting trust agreements with Brian T. Clingen and Paul G. Simon, and 475,608 shares issuable to Brian T. Clingen and Paul
    G. Simon upon exercise of the Management Warrants over which Daniel L. Simon has voting control pursuant to certain voting trust agreements.

(3) Brian T. Clingen owns 1,052,852 shares directly, 352,078 shares issuable to him upon exercise of the Management Warrants, and 125,008 shares held by The Clingen Family Limited Partnership of which he is a general partner, which represent 8.2% of the Common Stock. The voting rights for such shares have been granted to Daniel L. Simon pursuant to a voting trust agreement.


(4) Brian T. Clingen owns 802,852 shares directly, 352,078 shares issuable to him upon exercise of the Management Warrants, and 125,008 shares held by The Clingen Family Limited Partnership of which he is a general partner, which represents 5.4% of the Common Stock. The voting rights for such shares have been granted to Daniel L. Simon pursuant to a voting trust agreement.


(5) Paul G. Simon owns 1,000 shares directly and 123,530 shares issuable to him upon exercise of the Management Warrants which represent less than 1% of the Common Stock, the voting rights of which have been granted to Daniel L. Simon pursuant to a voting trust agreement.

(6) Represents less than 1% of the Common Stock.

(7) Messrs. Goldberg and Bynum may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA V by virtue of their status as limited partners of the general partner of KIA V and as limited partners of KEP V. Messrs. Goldberg and Bynum disclaim beneficial ownership of such securities. Mr. Goldberg has been a director of the Company since April 1996 and Mr. Bynum became a director of the Company following consummation of the IPO.

(8) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(9) KIA V and KEP V, due to their common control, could be deemed to beneficially own each others shares, but each disclaims such beneficial ownership.

(10) Messrs. Schuchert, Nickell, Matelich and Wall may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA V and KEP V, by virtue of their status as general partners of the general partner of KIA V and as general partners of KEP V. Messrs. Schuchert, Nickell, Matelich and Wall share investment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities.

                          DESCRIPTION OF CAPITAL STOCK

    As of the date of this Prospectus, the Company's authorized capital stock consisted of 75,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Second Amended and Restated Bylaws (the "Bylaws"), each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

    The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share. Following this Offering, 23,242,800 shares of Common Stock will be issued and outstanding (assuming no exercise of the over-allotment option and excluding 2,857,808 shares of Common Stock issuable upon the exercise of warrants.) See "Capitalization."

    Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights and the Company has a classified Board of Directors, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the members of the Board of Directors standing for election at any particular meeting. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in this Offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share pro rata in any of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor, subject to the restrictions set forth in the New Credit Facility and the New UOI Indenture. See "Dividend Policy."

PREFERRED STOCK

    The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any additional shares of Preferred Stock of any class or series.

    One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

THE 1996 WARRANT PLAN

    The 1996 Warrant Plan was adopted by the Board of Directors of the Company in April 1996 in order to advance the interests of the Company by affording certain key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The 1996 Warrant Plan is administered by the Compensation Committee of the Company. See "Management -- The 1996 Warrant Plan."

THE NOTEHOLDER WARRANTS

    GENERAL. In connection with the Company's sale of the Existing Company Notes, certain warrants (the "Noteholder Warrants") were issued pursuant to a Warrant Agreement, dated as of June 30, 1994, between the Company and United States Trust Company of New York, as warrant agent. The Noteholder Warrants expire on July 1, 2004. The Noteholder Warrants entitled the holders thereof to purchase, at an exercise price of $.000625 per share, an aggregate of 1,000,000 shares of Common Stock (the "Warrant Shares").

    EXERCISE OF NOTEHOLDER WARRANTS. In July 1996, a total of 612,800 Noteholder Warrants were exercised into Warrant Shares. A total of 387,200 Noteholder Warrants remain exercisable into Warrant Shares at any time.

    CASH DIVIDENDS. If the Company pays any cash dividend on, or any other cash distribution in respect of, its Common Stock, it shall pay each Warrantholder an amount in cash equal to the amount such Warrantholder would have received if such Warrantholder had been the record holder of the Warrant Shares issuable upon exercise of his warrants immediately prior to the record date for such dividend or distribution.

    ANTI-DILUTION ADJUSTMENTS. The number of Warrant Shares issuable upon exercise of a Noteholder Warrant will be adjusted upon the occurrence of certain events, including, without limitation (i) the payment of a dividend on, or the making of any distribution in respect of, Common Stock of the Company in (a) shares of the Company's capital stock (including Common Stock), (b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities of the Company or other person, or (c) certain evidences of indebtedness of the Company or any assets of the Company or (ii) the issuance of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock at a price below fair market value. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur.

CERTAIN OUTSTANDING RIGHTS

    On November 18, 1993, the Company entered into the Capital Appreciation Right Agreement with Connecticut General Life Insurance Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North America and Aetna Life Insurance Company, pursuant to which the Company granted such parties limited capital appreciation rights in the capital stock of the Company in exchange for a waiver of the prepayment penalty in connection with the 1993 refinancing. Such capital appreciation rights are triggered by the occurrence of any of the following: (i) liquidation or dissolution of the Company or UOI, (ii) sale of all or substantially all of the issued and outstanding shares of common stock or assets of the Company, or (iii) the merger or consolidation of the Company or UOI, subject to certain exceptions. The maximum amount payable pursuant to the agreement is $3.8 million and is required to be paid no later than one year following the triggering event. The agreement expires June 30, 1998.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    Certain provisions of the Certificate of Incorporation and Bylaws as well as certain provisions of Delaware law may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

    The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    The Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware General Corporation Law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

    DELAWARE ANTI-TAKEOVER LAW. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

    The provisions of Section 203, coupled with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203 which election would be effective 12 months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate of Incorporation classifies the Board of Directors into three classes. The first class consists of one director whose initial term expires in 1997. The second class consists of two directors whose initial term expires in 1998. The third class consists of two directors whose initial term expires in 1999. At each annual meeting, the number of directors equal to the number of directors in the class whose terms expire at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. As a result of this classification of directors, no shareholder or group of shareholders would be able to elect a majority of the Board of Directors at any single meeting for the election of directors. In addition, the Delaware General Corporation Law prohibits the removal of a director of a classified board without cause. This could discourage a proxy contest for control of the Board of Directors.

    NOTICE PROVISIONS. The Bylaws provide that only business or proposals, including director nominations, properly brought before an annual meeting of shareholders may be conducted at such meeting. In order to bring business or a proposal before an annual meeting, a shareholder is required to provide written notice to the Company at least 45 days prior to the annual meeting which describes the business or proposal to be brought before the annual meeting, the name and address of the stockholder proposing the business, the class and number of shares of stock held by such stockholder, and any material interest of the stockholder in the business to be brought before the meeting. These procedures may operate to limit the ability of stockholders to bring business before the annual meeting, including with respect to the nominee of directors or considering any transaction that could result in a change of control of the Company.

TRANSFER AGENT

    The Company's transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

    Upon completion of this Offering, the Company will have outstanding 23,242,800 shares of Common Stock (excluding 862,500 shares of Common Stock issuable upon the exercise of the Underwriters' over-allotment option, 2,857,808 shares of Common Stock issuable pursuant to the 1996 Warrant Plan and Noteholder Warrants and 100,000 shares of Common Stock issuable upon consummation of the Memphis/Tunica Acquisition). See "Capitalization" and "Description of Capital Stock." Of these shares, the 5,750,000 shares (6,612,500 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this Offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates," as that term is defined in the Securities Act, of the Company. 7,130,000 shares issued in connection with the IPO are freely tradable. The remaining shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 or Rule 144A under the Securities Act.


    Certain of the Company's security holders and all of its executive officers and directors, with the power to dispose of a total of approximately 8,672,156 shares, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock until approximately 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Underwriters. See "Underwriting." Following the Lock-up Period, these shares will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below. KIA V and KEP V may in the future sell or otherwise dispose of Common Stock, including additional distributions to their respective partners.



    KIA V and KEP V distributed approximately 406,350 shares of Common Stock to certain of its partners in lieu of cash in conjunction with the IPO. The recipients of such distributions have agreed with KIA V, KEP V and the Underwriters not to offer, sell, or otherwise dispose of such shares of Common Stock prior to March 31, 1997 without the prior written consent of KIA V and Alex. Brown & Sons Incorporated. KIA V, KEP V, their partners, Daniel L. Simon, Brian T. Clingen, Paul G. Simon and certain other individual shareholders are entitled to four demand and certain "piggyback" registration rights.



    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (approximately 261,006 shares after giving effect to this Offering (including shares issuable pursuant to the 1996 Warrant Plan and Noteholder Warrants)) and
(ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares at least three years (as computed under Rule
144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

               DESCRIPTION OF INDEBTEDNESS AND OTHER COMMITMENTS


    The following is a description of the principal agreements which will govern the Company following the consummation of the Transactions. The following summaries are qualified in their entirety by reference to the agreement to which each summary relates. See "Available Information." Defined terms used below and not defined have the meanings set forth in the respective agreements.


THE NEW NOTES

    The New Notes, which are offered in the Notes Offering, are to be issued pursuant to the New UOI Indenture. The New UOI Indenture will provide for the issuance of up to $200 million aggregate principal amount of the New Notes which will be general unsecured obligations of UOI subordinate in right of payment to all existing and future senior indebtedness of UOI that is not expressly subordinated to the New Notes.

    INTEREST.  The New Notes will bear interest at the rate of    % per annum.

    SECURITY.  The obligations under the New Notes are not secured.

    REDEMPTION.  The New Notes will be redeemable at the option of UOI, in whole
or in part, at any time on or after             , 2001, at the redemption prices
set forth in the New UOI Indenture plus accrued and unpaid interest, if any, to
the date of redemption. Also, until             , 1999, UOI may redeem up to $70
million aggregate principal amount of the New Notes with the net proceeds of a public equity offering or an equity private placement by the Company, in each
case resulting in net cash proceeds of $100 million or more, at     % of the
principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided that New Notes having an aggregate principal amount of at least $130 million remain outstanding immediately after any such redemption.

    COVENANTS. The New UOI Indenture will contain covenants restricting or limiting the ability of UOI and its Subsidiaries (as defined in the New UOI Indenture) to, among other things, (i) pay dividends or make other restricted payments, (ii) incur additional indebtedness or issue certain redeemable stock,
(iii) create liens, (iv) create dividend or other payment restrictions affecting Subsidiaries, (v) enter into mergers or consolidations or make sales of all or substantially all the assets of UOI, and (vi) enter into transactions with affiliates. In addition, in the event of certain asset sales, UOI will be required to use the proceeds to reinvest in UOI's business, to repay senior indebtedness or to offer to purchase the New Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

    EVENTS OF DEFAULT. The New UOI Indenture will contain customary events of default, including, without limitation, the following: (i) the failure to pay principal or interest when due; (ii) certain defaults under agreements relating to other indebtedness; (iii) the breach of any covenant in the New UOI Indenture; (iv) the levy of certain judgments; and (v) certain bankruptcy, reorganization and insolvency events. The occurrence of an event of default will permit the holders of the New Notes to accelerate the New Notes and to pursue other remedies.

    CHANGE IN CONTROL. Upon a "change of control" (as defined in the New UOI Indenture), each holder of the New Notes may require UOI to repurchase all or a portion of such holder's New Notes at a purchase price equal to 101% of their principal amount together with accrued and unpaid interest thereon, if any, to the date of redemption.

THE EXISTING UOI NOTES

    On March 2, 1994, UOI issued $65 million aggregate principal amount of the Existing UOI Notes pursuant to an indenture between UOI and the United States Trust Company of New York, as trustee (the

"Existing UOI Indenture"). The Existing UOI Notes mature on November 15, 2003 and are senior unsecured obligations of UOI ranking on a parity with all existing and future indebtedness of UOI that is not expressly subordinated to the Existing UOI Notes.


    INTEREST. The Existing UOI Notes bear interest at the rate of 11% per annum.

    SECURITY.  The obligations under the Existing UOI Notes are not secured.

    REDEMPTION. The Existing UOI Notes may be redeemed at the option of UOI commencing November 15, 1998 in whole or in part, at any time and from time to time, at the redemption prices (expressed as a percentage of principal amount) set forth in the Existing UOI Indenture.

    COVENANTS. The UOI Indenture restricts UOI and its subsidiaries from, among other things: (i) incurring indebtedness and allowing subsidiaries to issue preferred stock; (ii) incurring liens or guaranteeing obligations except for certain permitted liens with certain exceptions; (iii) entering into mergers or consolidations; (iv) selling or otherwise disposing of property, business or assets; (v) with certain exceptions, making loans or investments; (vi) making optional payments or prepayments of indebtedness; (vii) entering into transactions with affiliates; (viii) with certain exceptions, entering into agreements prohibiting or limiting the ability of UOI or its subsidiaries to create liens upon its property, assets or revenues in favor of the holders of the Existing UOI Notes or pay dividends or indebtedness to UOI or its subsidiaries; and (ix) engaging in any businesses other than the business of outdoor advertising.

    THE UOI DEBT TENDER OFFER. Pursuant to the UOI Debt Tender Offer, UOI intends to solicit consents to modify or eliminate certain of the above-described covenants.

    CHANGE IN CONTROL. Upon a "change of control" (as defined in the Existing UOI Indenture), each holder of the Existing UOI Notes may require UOI to repurchase all or a portion of such holder's UOI Notes at a purchase price equal to 101% of their accreted value on the date of purchase.

THE EXISTING COMPANY NOTES

    On June 23, 1994, the Company issued $50 million aggregate principal amount of the Existing Company Notes and 50,000 Warrants to purchase 1,000,000 shares of Common Stock pursuant to an indenture (the "Existing Company Indenture") between the Company and the United States Trust Company of New York, as trustee. The Existing Company Notes mature on July 1, 2004 and are senior secured obligations of the Company secured by a pledge of all of the common stock of UOI issued to the Company. The Existing Company Notes rank on a parity in right of payment with all existing and future indebtedness of the Company that is not expressly subordinated to the Existing Company Notes.

    INTEREST. The Existing Company Notes were offered at a substantial discount from their principal amount. From the date of issuance, the Existing Company Notes accrete at the rate of 14% per annum although no cash interest will accrue until July 1, 1999. The first interest payment date will be January 1, 2000.

    SECURITY. The obligations under the Existing Company Notes are secured by a pledge of all of the issued and outstanding shares of common stock of UOI.

    REDEMPTION. The Existing Company Notes may be redeemed at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices (expressed as a percentage of principal amount) set forth in the Existing Company Indenture.

    COVENANTS. The Existing Company Indenture restricts the Company and its subsidiaries from, among other things: (i) incurring indebtedness and allowing subsidiaries to issue preferred stock; (ii) incurring liens or guaranteeing obligations except for certain permitted liens with certain exceptions; (iii) entering into mergers or consolidations; (iv) selling or otherwise disposing of property, business or assets; (v) with certain exceptions, making loans or investments; (vi) making optional payments or prepayments of indebtedness; (vii) entering into transactions with affiliates;
(viii) with certain exceptions, entering into agreements prohibiting or limiting the ability of the Company to create liens upon its property, assets or revenues in favor of the Existing Company Notes or pay dividends or indebtedness to the Company; and (ix) engaging in any businesses other than ownership of the capital stock of UOI and, with respect to UOI and its subsidiaries, the business of outdoor advertising.


    THE COMPANY DEBT TENDER OFFER. Pursuant to the Company Debt Tender Offer, the Company intends to solicit consents to modify or eliminate certain of the above-described covenants.


    CHANGE IN CONTROL. Upon a "change of control" (as defined in the Existing Company Indenture), each holder of the Existing Company Notes may require the Company to repurchase all or a portion of such holder's Existing Company Notes at a purchase price equal to 101% of their accreted value on the date of purchase.

NEW CREDIT FACILITY


    Prior to or substantially concurrent with the Offering, the Company intends to amend and restate the Existing Credit Facilities (such amended and restated Existing Credit Facilities to become the New Credit Facility). The terms and conditions of the New Credit Facility set forth below are substantially similar to those of the Existing Credit Facilities:


    REVOLVING CREDIT FACILITY

    COMMITMENT; INTEREST. The Revolving Credit Facility is a revolving line of credit facility providing for borrowings of up to $12.5 million that may be used for general corporate purposes including working capital requirements. Borrowings under the Revolving Credit Facility may be in the form of eurodollar loans or announced base rate loans as determined by the Company. UOI may prepay borrowings under the Revolving Credit Facility, and may reborrow (up to the amount of the commitment then in effect) any amounts that are repaid or prepaid.


    TERMINATION OF COMMITMENT. The initial commitment of $287.5 million terminates on September 30, 2003, unless extended, or upon the occurrence of a "change of control" (as defined in the Credit Agreements). On each of these dates, UOI is required to repay borrowings (together with fees and interest accrued thereon and any additional amounts owing under the Revolving Credit Facility) in excess of the commitment as reduced. Additionally, a portion of the Acquisition Credit Facility may convert to a term facility which may not be reborrowed.


    SECURITY. UOI's obligations under the Revolving Credit Facility are secured by first priority liens (subject to certain permitted encumbrances) on substantially all of the assets of UOI. In addition, management of the Company will pledge its Common Stock to the banks as security for UOI's obligations until such time as the banks receive a pledge of the stock of UOI after the Existing Company Notes are repurchased in full.


    COVENANTS. The Revolving Credit Facility restricts UOI and its subsidiaries from, among other things: (i) changes in business; (ii) with certain exceptions, consolidation, mergers, sales or purchases of assets; (iii) with certain exceptions, incurring, creating, assuming or suffering to exist any liens or encumbrances upon property of UOI or assigning any right to receive income; (iv) with certain exceptions, creating, incurring, assuming or suffering to exist any indebtedness; (v) making investments or loans in any other person or entity or acquiring or establishing any subsidiaries except for investments and subsidiaries permitted under the Revolving Credit Facility; (vi) selling, assigning or otherwise encumbering or disposing of the capital stock or other securities of any subsidiary; (vii) making any optional or voluntary prepayments on indebtedness; (viii) with certain exceptions, redeeming, retiring or purchasing capital stock of UOI or declaring or paying dividends on the capital stock of UOI; and (ix) except as to certain transactions that comply with the terms of the Revolving Credit Agreement, entering into transactions with affiliates. In addition, the Revolving Credit Facility also requires UOI to maintain certain levels of Operating Cash Flow and interest expense coverage, and limits UOI's capital expenditures to $10 million each fiscal year (in addition to additional permitted expenditures not in excess of the "basket" amount set forth therein), which amount is increased annually to 105% of the maximum amount for the immediately preceding twelve-month period.

    CHANGE OF CONTROL. A "change of control" (as defined in the Credit Agreements) of UOI constitutes an event of default permitting the lenders to accelerate indebtedness under and terminate the Revolving Credit Facility.

ACQUISITION CREDIT FACILITY

    COMMITMENT; INTEREST. The Acquisition Credit Facility consists of an acquisition credit line in the amount of $287.5 million pursuant to which $75 million constitutes a term loan facility available on the closing date and $212.5 million constitutes a revolving/term loan facility. The Company intends to draw an amount equal to $240 million to finance the POA Acquisition which may be reborrowed to finance acquisitions. Borrowings under the Acquisition Credit Facility may be in the form of eurodollar loans or announced base rate loans as determined by the Company. See "Use of Proceeds."


    TERMINATION OF COMMITMENT. The commitment of $287.5 million under the Acquisition Credit Facility is reduced on annual basis after a given date and terminates in part on September 30, 2003 and in part on September 30, 2004, or upon the occurrence of a "change of control" (as defined in the Credit Agreements). On each of these dates, UOI is required to repay borrowings (together with fees and interest accrued thereon and any additional amounts owing under the Acquisition Credit Facility) in excess of the commitment as reduced. Additionally, a portion of the Acquisition Credit Facility may convert to a term facility which may not be reborrowed.


    SECURITY. The Company's obligations under the Acquisition Credit Facility are secured by first priority liens (subject to certain permitted encumbrances) on substantially all of the assets of UOI. In addition, management of the Company will pledge its Common Stock of the Company to the banks as security for UOI's obligations until such time as the banks receive a pledge of the stock of UOI after the Existing Company Notes are repaid in full.


    COVENANTS. Except to the extent any of such covenants conflict with the terms of the Existing Company Notes or the Existing UOI Notes, the Acquisition Credit Facility restricts UOI and its subsidiaries from, among other things: (i) changes in business; (ii) with certain exceptions, consolidation, mergers, sales or purchases of assets; (iii) with certain exceptions, incurring, creating, assuming or suffering to exist any liens or encumbrances upon property of UOI or assigning any right to receive income; (iv) with certain exceptions, creating, incurring, assuming or suffering to exist any indebtedness; (v) making investments or loans in any other person or entity or acquiring or establishing any subsidiaries except for investments and subsidiaries permitted under the Acquisition Credit Facility; (vi) selling, assigning or otherwise encumbering or disposing of the capital stock or other securities of any subsidiary; (vii) making any optional or voluntary prepayments on indebtedness; (viii) with certain exceptions, redeeming, retiring or purchasing capital stock of UOI or declaring or paying dividends on the capital stock of UOI; and (ix) except as to certain transactions that comply with the terms of the Acquisition Credit Agreement, entering into transactions with affiliates. In addition, the Acquisition Credit Facility also requires UOI to maintain certain levels of Operating Cash Flow and interest expense coverage, and limits UOI's capital expenditures to $10 million in each fiscal year (in addition to additional permitted expenditures not in excess of the "basket" amount set forth therein), which amount is increased to 105% of the maximum amount for the immediately preceding twelve-month period.


    CHANGE OF CONTROL. A "change of control" (as defined in the Credit Agreements) of UOI constitutes an event of default permitting the lenders to accelerate indebtedness under and terminate the Acquisition Credit Facility.

                                  UNDERWRITING


    Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters named below (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, have severally agreed to purchase from the Company and the Selling Stockholders, the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the
Prospectus:



                                                                                                        NUMBER OF
             UNDERWRITER                                                                                 SHARES
                                                                                                       -----------
Alex. Brown & Sons Incorporated......................................................................
Bear, Stearns & Co. Inc..............................................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
                                                                                                       -----------
  Total..............................................................................................    5,750,000
                                                                                                       -----------
                                                                                                       -----------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the coverage page of this Prospectus and
to certain dealers at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $    per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 862,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 5,750,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,750,000 shares are being offered.


    In connection with the Offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 10b-6A under the Exchange Act (as defined herein). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Stockholders of the Company, holding in the aggregate 8,672,156 shares of Common Stock have agreed not to offer, sell or otherwise dispose of any of such Common Stock until approximately 180 days following the date of this Prospectus without the prior consent of the representatives of the Underwriters. In connection with the IPO, KIA V and KEP V distributed approximately 406,350 shares of Common Stock to certain of their respective partners in lieu of cash. The recipients of such distributions agreed with KIA V and the representatives of the Underwriters not to offer, sell or otherwise dispose of such shares of Common Stock prior to March 31, 1997 without the prior written consent of KIA V and Alex. Brown & Sons Incorporated. Consent to sales within the periods referred to in this paragraph may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Shares Eligible for Future Sale."


    At the Company's request, the Underwriters have agreed to make available shares of Common Stock for sale at the public offering price to officers, directors, employees and certain other persons associated with the Company or Kelso & Company, L.P.. The number of shares of Common Stock available for sale to the general public will be reduced to the extent that these persons purchase such shares. Any such shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.


    The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso & Company, L.P. and its affiliates, including in connection with the Acquisitions.

                             CERTAIN LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Skadden, Arps, Slate, Meagher & Flom, New York, New York will pass on certain legal matters for the Underwriters in connection with this Offering. Skadden, Arps, Slate, Meagher & Flom has from time to time represented Kelso & Company, L.P., KIA V and KEP V, including with respect to the purchase by KIA V and KEP V from the Company of Class B Common Stock and Class C Common Stock of the Company in April 1996, and may continue to represent Kelso & Company, L.P., KIA V and KEP V. Skadden, Arps, Slate, Meagher & Flom has been engaged by the Company to represent it in connection with the Acquisitions.

                                    EXPERTS

    The Consolidated Financial Statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


    The Consolidated Financial Statements of NOA Holding Company at May 31, 1995 and 1994, and for each of the three years in the period ending May 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


    The combined financial statements of Tanner-Peck, LLC included in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


    The Financial Statements of POA Acquisition Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith files reports and other information with the Commission.

    The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

    With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement and reports and other information filed by the Company may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY


Report of Independent Accountants of Price Waterhouse LLP.............................        F-2
Consolidated Balance Sheets...........................................................        F-3
Consolidated Statements of Operations.................................................        F-4
Consolidated Statements of Cash Flow..................................................        F-5
Consolidated Statements of Changes in Common Stockholders' Deficit....................        F-6
Notes to Consolidated Financial Statements............................................        F-7
                                       NOA HOLDING COMPANY
Report of Independent Auditors of Ernst & Young LLP...................................       F-16
Consolidated Balance Sheets...........................................................       F-17
Consolidated Statements of Operations.................................................       F-18
Consolidated Statements of Stockholders' Equity.......................................       F-19
Consolidated Statements of Cash Flows.................................................       F-20
Notes to Consolidated Financial Statements............................................       F-21
                                             AD-SIGN
Report of Independent Accountants of Price Waterhouse LLP.............................       F-27
Statement of Revenues and Direct Expenses.............................................       F-28
Notes to the Statement of Revenues and Direct Expenses................................       F-29
                                   POA ACQUISITION CORPORATION
Report of Independent Accountants of Ernst & Young LLP................................       F-30
Balance Sheets........................................................................       F-31
Statements of Operations..............................................................       F-32
Statements of Shareholders Equity.....................................................       F-33
Statements of Cash Flows..............................................................       F-34
Notes to Financial Statements.........................................................       F-35

                                       TANNER-PECK, L.L.C.
Report of Independent Certified Public Accountants of BDO Seidman, LLP................       F-42
Combined Balance Sheets...............................................................       F-43
Combined Statements of Income.........................................................       F-44
Combined Statements of Changes in Members' Equity.....................................       F-45
Combined Statements of Cash Flows.....................................................       F-46
Summary of Accounting Policies........................................................       F-47
Notes to Combined Financial Statements................................................       F-49

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Universal Outdoor Holdings, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in common stockholders'
deficit and of cash flows present fairly, in all material respects, the financial position of Universal Outdoor Holdings, Inc. and its subsidiary at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Universal's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Chicago, Illinois
February 23, 1996

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                      DECEMBER 31,    DECEMBER 31,
                                                                          1994            1995
                                                                     --------------  --------------    JUNE 30,
                                                                                                         1996
                                                                                                     ------------
                                                                                                     (UNAUDITED)
Current assets:
  Cash.............................................................   $         15    $         19    $       59
  Accounts receivable, less allowance for doubtful accounts of $106
   in 1994 and 1995................................................          4,313           5,059         9,654
  Other receivables................................................            185             201           563
  Prepaid land rents...............................................            822           1,043         2,644
  Prepaid insurance and other......................................            859           1,029         1,594
                                                                     --------------  --------------  ------------
      Total current assets.........................................          6,194           7,351        14,514
                                                                     --------------  --------------  ------------
Property and equipment, net........................................         53,651          55,346       152,279
                                                                     --------------  --------------  ------------
Other assets:
  Noncompete agreements, net of accumulated amortization of $4,711
   and $4,505......................................................          1,615           1,995         1,426
  Finance costs, net of accumulated amortization of $511 and
   $1,171..........................................................          5,437           5,113         7,434
  Excess of cost over fair value assets acquired, net of
   accumulated amortization of $184 and $230.......................            746             700         2,952
  Other costs associated with acquisitions, net of accumulated
   amortization of $569 and $686...................................            584             525           548
  Deposits.........................................................             26              20            22
                                                                     --------------  --------------  ------------
      Total other assets...........................................          8,408           8,353        12,382
                                                                     --------------  --------------  ------------
                                                                      $     68,253    $     71,050    $  179,175
                                                                     --------------  --------------  ------------
                                                                     --------------  --------------  ------------
                           LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt.............................   $         58    $         58    $   --
  Accounts payable.................................................          1,469           1,225         1,281
  Accrued interest.................................................            998           1,054           998
  Deferred revenue.................................................            400             468           487
  Accrued expenses.................................................            482             409         3,418
                                                                     --------------  --------------  ------------
      Total current liabilities....................................          3,407           3,214         6,184
                                                                     --------------  --------------  ------------
Long-term debt, less current maturities............................         99,669         106,362       182,673
                                                                     --------------  --------------  ------------
Common stockholders' deficit:
  Common stock, $.01 par value, 1,500,000 shares authorized;
   7,000,000 shares issued and outstanding at December 31, 1994 and
   1995, 13,000,000 shares issued and outstanding at June 30,
   1996............................................................        --              --             --
  Additional paid in capital.......................................          1,451           1,451        31,451
  Common stock warrants............................................          2,500           2,500        11,500
  Accumulated deficit..............................................        (38,774)        (42,477)      (52,633)
                                                                     --------------  --------------  ------------
      Total common stockholders' deficit...........................        (34,823)        (38,526)       (9,682)
                                                                     --------------  --------------  ------------
Commitment and contingencies (Notes 5 and 9).......................        --              --             --
                                                                     --------------  --------------  ------------
                                                                      $     68,253    $     71,050    $  179,175
                                                                     --------------  --------------  ------------
                                                                     --------------  --------------  ------------

          See accompanying notes to consolidated financial statements.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                      FOR THE SIX MONTHS ENDED
                                                FOR THE YEARS ENDED DECEMBER 31,              JUNE 30,
                                              -------------------------------------  --------------------------
                                                 1993         1994         1995         1995          1996
                                              -----------  -----------  -----------  -----------  -------------
                                                                                            (UNAUDITED)
Gross revenues..............................  $    28,710  $    33,180  $    38,101  $    18,292  $      29,366
Less agency commissions.....................        2,863        3,414        3,953        1,881          3,127
                                              -----------  -----------  -----------  -----------  -------------
    Net revenues............................       25,847       29,766       34,148       16,411         26,239
                                              -----------  -----------  -----------  -----------  -------------
Operating expenses:
  Direct advertising expenses...............       10,901       11,806       12,864        6,266          9,520
  General and administrative expenses.......        3,357        3,873        4,645        2,233          3,086
  Depreciation and amortization.............        8,000        7,310        7,402        3,538          4,674
  Non cash compensation for common stock
   warrants.................................      --           --           --           --               9,000
                                              -----------  -----------  -----------  -----------  -------------
                                                   22,258       22,989       24,911       12,037         26,280
                                              -----------  -----------  -----------  -----------  -------------
Operating income............................        3,589        6,777        9,237        4,374            (41)
                                              -----------  -----------  -----------  -----------  -------------
Other (income) expense:
  Interest expense, including amortization
   of bond discount of $162, $1,818 and
   $3,982...................................        6,625        9,836       12,234        6,007          8,113
  Interest expense -- amortization of
   deferred financing costs.................          511          464          660          335            328
  Interest expense -- accretion of dividends
   on redeemable preferred stock............        2,163        1,509      --           --            --
  Miscellaneous Acquisition related
   expenditures.............................      --           --           --           --               1,750
  (Gain) loss on disposal of assets and
   other expenses...........................          351          134           46           25            (76)
                                              -----------  -----------  -----------  -----------  -------------
    Total other expense.....................        9,650       11,943       12,940        6,367         10,115
                                              -----------  -----------  -----------  -----------  -------------
Net loss before extraordinary item..........       (6,061)      (5,166)      (3,703)      (1,993)       (10,156)
Extraordinary loss on early extinguishment
 of debt....................................       (3,260)     --           --           --            --
                                              -----------  -----------  -----------  -----------  -------------
Net loss....................................  $    (9,321) $    (5,166) $    (3,703) $    (1,993) $     (10,156)
                                              -----------  -----------  -----------  -----------  -------------
                                              -----------  -----------  -----------  -----------  -------------
Loss per common and equivalent share........  $     (1.22) $     (0.67) $     (0.48) $     (0.26) $       (0.97)
Weighted average number of shares...........    7,654,000    7,654,000    7,654,000    7,654,000     10,489,000

          See accompanying notes to consolidated financial statements.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (DOLLARS IN THOUSANDS)

                                                                                           FOR THE SIX MONTHS
                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                                             ENDED JUNE 30,
                                                       ---------------------------------  ---------------------
                                                          1993        1994       1995       1995        1996
                                                       ----------  ----------  ---------  ---------  ----------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...........................................  $   (9,321) $   (5,166) $  (3,703) $  (1,993) $  (10,156)
  Depreciation and amortization......................       8,673       9,592     12,044      5,793       6,191
  Costs related to acquisitions......................      --          --         --         --           1,750
  Non cash compensation for common stock warrants....      --          --         --         --           9,000
  Extraordinary loss.................................       3,260      --         --         --          --
  (Gain) loss on sale of property and equipment......          69          90     --         --          --
  Accretion of preferred stock dividends.............       2,163       1,509     --         --          --
  Changes in assets and liabilities:
    Accounts receivable and other receivables........        (728)     (1,278)      (762)      (672)     (1,254)
    Prepaid land rents, insurance and other..........        (262)       (223)      (391)       (73)       (209)
    Accounts payable and accrued expenses............         741        (156)      (317)      (407)        866
    Accrued interest.................................        (253)        140         56        (44)        (72)
    Deferred revenue.................................      --             400         68     --          --
    Other............................................        (220)     --              5         14      --
                                                       ----------  ----------  ---------  ---------  ----------
      Net cash from operating activities.............       4,122       4,908      7,000      2,618       6,116
                                                       ----------  ----------  ---------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Gross capital expenditures.........................      (2,862)     (5,671)    (5,620)    (2,521)     (2,943)
  Payments for acquisitions..........................      --          (3,355)    (1,925)    (2,164)   (107,106)
  Proceeds from sale of property and equipment.......         858       1,003     --         --
  Payment for consulting agreement...................      --          --         (1,400)    --
  Other payments.....................................         (32)       (160)      (124)    --             (76)
                                                       ----------  ----------  ---------  ---------  ----------
      Net cash used in investing activities..........      (2,036)     (8,183)    (9,069)    (4,685)   (110,125)
                                                       ----------  ----------  ---------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...........      64,037      25,408     --           (147)     75,000
  Principal payments of long-term debt...............     (64,505)       (272)      (262)       (52)     (1,173)
  Deferred financing costs...........................      (3,560)     (1,888)      (336)    --
  Net borrowings under credit agreements.............       3,950       3,040      2,671     --             222
  Additional paid in capital.........................      --          --         --         --          30,000
  Payment of prepayment fees.........................      (1,272)     --         --         --          --
  Payment for redemption of preferred stock..........      --         (23,015)    --         --          --
  Payment for cancellation of outstanding warrants...        (750)     --         --         --          --
  Other..............................................      --          --         --          2,267      --
                                                       ----------  ----------  ---------  ---------  ----------
  Net cash from (used in) financing activities.......      (2,100)      3,273      2,073      2,068     104,049
                                                       ----------  ----------  ---------  ---------  ----------
NET INCREASE (DECREASE) IN CASH......................         (14)         (2)         4          1          40
CASH, at beginning of period.........................          31          17         15         15          19
                                                       ----------  ----------  ---------  ---------  ----------
CASH, at end of period...............................  $       17  $       15  $      19  $      16  $       59
                                                       ----------  ----------  ---------  ---------  ----------
                                                       ----------  ----------  ---------  ---------  ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period....................  $    7,701  $    7,885  $   8,196  $   4,095  $    9,807
                                                       ----------  ----------  ---------  ---------  ----------
                                                       ----------  ----------  ---------  ---------  ----------

          See accompanying notes to consolidated financial statements.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' DEFICIT
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             COMMON
                                                            STOCK AND
                                                           ADDITIONAL     COMMON                        COMMON
                                             SHARES OF       PAID IN       STOCK      ACCUMULATED   STOCKHOLDERS'
                                           COMMON STOCK      CAPITAL     WARRANTS       DEFICIT        DEFICIT
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1993............         122,384    $   1,051       --        ($   33,608)   ($    32,557)
Effect of stock split...................       6,877,616       --           --            --              --
Debt proceeds attributable to warrants
 issued.................................        --             --        $   2,500        --                2,500
Reclassification of redeemable common
 stock reflecting termination of
 stockholder agreement which may have
 required Universal Outdoor II Holding
 Company to purchase up to 20% of its
 outstanding Class A common stock.......        --                400       --            --                  400
Net loss................................        --             --           --             (5,166)         (5,166)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1994............       7,000,000        1,451        2,500        (38,774)        (34,823)
Net loss................................        --             --           --             (3,703)         (3,703)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1995............       7,000,000        1,451        2,500        (42,477)        (38,526)
Capital contribution (unaudited)........       6,000,000       30,000       --            --               30,000
Net loss (unaudited)....................        --             --           --            (10,156)        (10,156)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at June 30, 1996 (unaudited)....      13,000,000    $  31,451    $   2,500    ($   52,633)   ($    18,682)
                                          ---------------  -----------  -----------  -------------  --------------
                                          ---------------  -----------  -----------  -------------  --------------

          See accompanying notes to consolidated financial statements.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS:
    Universal Outdoor, Inc., Universal Outdoor II Holding Company (the Holding Company), Outdoor Properties, Inc., Midwest Outdoor Management, Inc. and CBT Development, Inc. were entities under common ownership and control. In connection with the Refinancing Plan (see below), (i) a wholly-owned subsidiary of the Holding Company was merged with and into Universal Outdoor, Inc., which thereupon became a wholly-owned subsidiary of the Holding Company and (ii) Universal Outdoor, Inc. (Universal) acquired all of the assets, in consideration for the assumption of all of the liabilities, of each of Outdoor Properties, Inc., Midwest Outdoor Management, Inc. and CBT Development, Inc. In conjunction with the Refinancing Plan, 2,649 shares of class A common stock of Universal were exchanged for an equal number of common shares of the Holding Company, and 1,556 shares of class B common stock of Universal were exchanged for 48,000 shares of Series B voting preferred stock of the Holding Company.

    Effective November 18, 1993, Universal executed a Refinancing Plan to extend the average life of its obligations, thereby enhancing its operating and financial flexibility. As part of the Refinancing Plan, Universal combined, in a single operating entity (Universal Outdoor, Inc.) under the Holding Company, business activities previously conducted by separate affiliated corporations, repaid certain outstanding indebtedness, issued $65.0 million Senior Notes due 2003 of Universal and replaced its existing bank credit facility. In addition, the Refinancing Plan provided for the amendment of the terms of the redeemable preferred stock of the Holding Company to allow the provisions of the indenture governing the Senior Notes due 2003 to restrict payments by the operating company to the Holding Company until the $65.0 million Senior Notes due 2003 have been retired.

    Pursuant to the Refinancing Plan, Universal entered a new credit facility which permits borrowings of up to $12,500 on a revolving basis. Additionally, Universal issued $65.0 million Senior Notes. With the funds obtained, Universal
(i) repaid all outstanding bank borrowings, (ii) retired approximately $25,000 of senior secured notes (including a prepayment penalty of $1,000), (iii) retired approximately $6,500 of senior subordinated notes, (iv) repaid approximately $3,400 of other indebtedness and (v) paid related transaction fees and expenses, including prepayment penalties.

    Upon consummation of the Refinancing Plan, Universal recognized an extraordinary loss totaling $3,300 relating to the write-off of unamortized deferred financing costs and prepayment fees associated with long term debt instruments. Furthermore, the redeemable preferred stock ($16,900 at November 18, 1993, the refinancing date) and a $1,200 unsecured term loan became obligations of and were recorded in the Holding Company with the operations of Universal and all other assets and liabilities recorded in the operating subsidiary, Universal. The Holding Company's sole source of funds will be the operations of its wholly-owned subsidiary, Universal. However the terms of the $65.0 million Senior Notes due 2003 effectively preclude the operating subsidiary from distributing cash to satisfy obligations of the Holding Company.

    Universal is a leading Midwestern outdoor advertising company. Universal owns and operates outdoor advertising display faces principally in five geographic markets: Chicago, Illinois; Milwaukee, Wisconsin; Indianapolis, Indiana; Des Moines, Iowa; and Evansville, Indiana. Universal sells outdoor advertising space to national, regional and local advertisers.

    Historically, manufacturers of tobacco products, principally cigarettes, have been major users of outdoor advertising displays, including displays operated by Universal. In 1993, 1994 and 1995, tobacco industry advertising accounted for approximately 14.8%, 13.1% and 13.3% of Universal's net revenues, respectively.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES:
    The summary of significant accounting policies is presented to assist the reader in understanding and evaluating Universal's consolidated financial statements. These policies are in conformity with generally accepted accounting principles consistently applied in all material respects.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    The  Holding Company's subsidiary is wholly-owned and is consolidated in the
accompanying  financial   statements.   All  material   intercompany   balances,
transactions and profits have been eliminated.

    REVENUE RECOGNITION

    Universal's revenues are generated from contracts with advertisers generally covering periods of one to twelve months. Universal recognizes revenues ratably over the contract term and defers customer prepayment of rental fees. Costs incurred for the production of outdoor advertising displays are recognized in the initial month of the contract or as incurred during the contract period.

    PREPAID LAND RENTS

    Most of Universal's outdoor advertising structures are located on leased land. Land rents are typically paid in advance for periods ranging from one to twelve months. Prepaid land rents are expensed ratably over the related rental term.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

    INTANGIBLE ASSETS

    Non-compete agreements, deferred financing and acquisition costs are amortized over their estimated economic lives, ranging from three to ten years. The excess of cost over fair value of assets acquired is amortized over twenty years on a straight-line basis. Universal reviews the carrying value of intangibles and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use of the asset to the recorded value of the asset.

    INCOME TAXES

    Income tax expense is based on pre-tax income for financial reporting purposes, adjusted for the effects of permanent differences between such income and that reported for tax return purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the carrying amounts and tax bases of the underlying assets and liabilities (Note 8).

    PER SHARE INFORMATION

    Loss per common and equivalent share are based on the weighted average number of common stock and common stock equivalents outstanding during periods, computed using the treasury stock method. Common stock equivalents represent the potential dilutive impact of common stock warrants. For the three years ended December 31, 1995, stock warrants issued did not have a dilutive impact on earnings per share.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RECLASSIFICATIONS

    Certain financial information in the prior years have been reclassified to conform to the current year presentation.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of June 30, 1996 and 1995 and for the six months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

NOTE 3 -- PROPERTY AND EQUIPMENT:
    Major classes of property and equipment consist of the following at December 31, 1994 and 1995:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1994       1995
                                                                                             ---------  ---------
Outdoor advertising structures.............................................................  $  70,869  $  76,340
Land and capitalized land lease costs......................................................      2,167      2,232
Vehicles and equipment.....................................................................      3,751      4,712
Building and leasehold improvements........................................................      3,019      3,150
Display faces under construction...........................................................        125      1,344
                                                                                             ---------  ---------
                                                                                                79,931     87,778
Less accumulated depreciation..............................................................     26,280     32,432
                                                                                             ---------  ---------
Net property and equipment.................................................................  $  53,651  $  55,346
                                                                                             ---------  ---------
                                                                                             ---------  ---------

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS:
    Long-term debt consists of the following at December 31, 1994 and 1995:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                   1994        1995
                                                                                 ---------  -----------
11% Senior Notes due 2003, net of discount of $902 and $839 (a)................  $  64,098  $    64,161
14% Senior Secured Discount Notes due 2004, net of discount of $24,835 and
 $20,917 (b)...................................................................     25,165       29,083
Credit facility (c)............................................................      6,990        3,286
Acquisition line (c)...........................................................     --            6,375
Unsecured promissory note (d)..................................................      1,200        1,200
Other obligations (e)..........................................................      2,274        2,315
                                                                                 ---------  -----------
                                                                                    99,727      106,420
Less current maturities of long-term debt and other obligations................         58           58
                                                                                 ---------  -----------
                                                                                 $  99,669  $   106,362
                                                                                 ---------  -----------
                                                                                 ---------  -----------

- ------------------------
(a) The $65.0 million Senior Notes due 2003 have interest payable semi-annually and are subject to redemption at the option of Universal beginning in 1998. The $65.0 million Senior Notes due 2003 also contain certain restrictive covenants including, among others, limitations on additional debt incurrence and restrictions on distributions to stockholders, except for limited payments permitted under the Indenture.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS: (CONTINUED)
(b) The $50.0 million Senior Secured Discount Notes due 2004 do not pay any interest prior to July 1, 1999. Commencing July 1, 1999, interest on the Notes will accrue at the per annum rate of 14% of the principal amount at maturity and will be payable in cash semi-annually on each January 1 and July 1, commencing on January 1, 2000. These notes are secured by a pledge of all the outstanding common shares of Universal and rank pari passu in right of payment with existing senior indebtedness of the Holding Company. The indenture governing these notes contains certain restrictive covenants including, among others, limitations on Universal and the Holding Company on additional debt incurrence, restrictions on distributions to shareholders, the creation of liens, the making of certain investments and engaging in transactions with affiliates.

    The Holding Company will be dependent on the cash flow of Universal and its subsidiary in order to meet its debt service obligations. The Holding Company believes that it will receive distributions from Universal to enable it to service the cash interest payments; however, there can be no assurances that such distributions, if any, will be adequate to satisfy either the cash interest on, or the payment of such debt. Significant contractual and other restrictions exist on the payment of dividends and the making of loans by Universal to the Holding Company. Consequently, all or a portion of the $50.0 million Senior Secured Discount Notes due 2004 may require refinancing prior to the maturity thereof. During the period prior to July 1, 2004, the Holding Company does not expect to have significant short-term cash requirements except for certain legal, accounting, printing and other similar costs.

(c) In July 1995, Universal's credit agreement was amended to increase the available borrowings, to extend the term of the agreement, and to add an acquisition line of credit.

    Pursuant to the amended revolving credit agreement that extends through May 2001, Universal has borrowing available under a credit facility and an acquisition line of credit. The credit facility permits borrowings up to $12,500 until May 1, 2000 when available borrowings under the credit facility are scheduled to reduce to $10,000. The acquisition line of credit permits borrowings up to $22,500. Available borrowings under the acquisition line are scheduled to reduce to $19,500 in 1996, $15,500 in 1997, $10,500 in 1998 and $4,500 in 1999 and $0 in 2000.

    The loans under the credit facility and acquisition line bear interest at the rate per annum equal to the following: (i) Prime rate plus 0.25% when the aggregate principle amount outstanding under the credit facility and the acquisition line is $20 million or less, and (ii) Prime rate plus 0.50% when the aggregate principle amount outstanding is greater than $20 million. Prior to the amendment, Universal paid interest on this facility at (i) the Prime rate or (ii) LIBOR plus 225 basis points. The interest rate in effect during 1995 ranged from 8.5% to 9.25% and was 6% to 8.5% during 1994. Interest on the credit facility is payable monthly. The credit facility is collateralized by a first security interest in all assets of Universal. Borrowings under the credit agreement are subject to certain restrictive covenants including, among others, a maximum ratio of total indebtedness to earnings, a minimum ratio of earnings to total interest expense and restrictions on additional debt incurrence as well as distributions to stockholders. Commitment fees are 0.25% of the unused portion of the committed facility and are paid quarterly.

(d) The unsecured term loan of the Holding Company, which is due no later than 60 days following November 15, 2003, bears interest at 10% and is payable monthly. This loan is guaranteed by a stockholder of the Holding Company.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS: (CONTINUED)
(e) Other obligations include the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
- - Secured term note due November 30, 1999 bearing interest at the prime rate. Interest on this note is payable monthly. This note is secured by
  a building in Addision, Illinois.......................................  $   1,200  $   1,148
- - Promissory note due December 31, 2001. Interest on this note is calculated annually and is equal to 14% of the cash flow (as defined)
  of Universal's subsidiary..............................................        500        500
- - Promissory note with interest, compounded annually, at 10%, due May 4,
  1999. For the first two years subsequent to May 4, 1994, interest is added to the principal balance. Thereafter, interest is to be paid
  monthly in arrears.....................................................        500        500
- - Other obligations......................................................         74        167
                                                                           ---------  ---------
                                                                           $   2,274  $   2,315
                                                                           ---------  ---------
                                                                           ---------  ---------

    Aggregate maturities of long-term debt obligations for each of the five years subsequent to 1995 are $58, $54, $95, $2,712 and $4,500.

NOTE 5 -- PURCHASE OF PREFERRED AND COMMON STOCK:
    The Holding Company sold 50,000 Units consisting of $50.0 million of 14% Senior Secured Discount Notes due 2004 and 50,000 warrants to purchase shares of common stock. The gross proceeds from the sale of the Units were $25,400 which were used by the Holding Company (i) to purchase, for approximately $18,400, all of the outstanding shares of its Series A preferred stock (including accrued dividends) together with approximately 23.1% of its outstanding common stock held by the holder of the Series A preferred stock, (ii) to purchase, for approximately $4.7 million, all of the outstanding shares of its Series B preferred stock (including accrued dividends), (iii) to pay related transaction fees and expenses and, (iv) for working capital purposes. In addition, 12,500 warrants to purchase shares of common stock were issued as compensation for services rendered in connection with the sale of the Units. The warrants, which are exercisable at a price of $.01 per share, were assigned, based on market conditions at the time of the sale of the Units, a value of $40 per warrant, or $2,500 in total.

NOTE 6 -- REDEEMABLE PREFERRED STOCK:
    In connection with the 1993 Refinancing, the Holding Company amended its Certificate of Incorporation and authorized and issued 48,000 shares of no-par Series B preferred stock in exchange for the 1,556 outstanding shares of Class B common stock of Universal. This preferred stock was initially valued at fair market value, or $4,287. As described in Note 5, the Series B preferred stock and the Series A preferred stock (as described below), including accrued dividends, were purchased by the Holding Company in June 1994.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 7 -- LEASE COMMITMENTS:
    Rent  expense  totaled $4,100,  $4,600 and  $4,600 in  1993, 1994  and 1995,
respectively. Minimum annual rentals under the terms of noncancellable operating leases in effect at December 31, 1995 are payable as follows:

YEAR                                                                        LEASES       LAND       TOTAL
- ------------------------------------------------------------------------  -----------  ---------  ---------
1996....................................................................   $     191   $   3,315  $   3,506
1997....................................................................         145       2,995      3,140
1998....................................................................          63       2,615      2,678
1999....................................................................          63       2,242      2,305
2000....................................................................          53       1,925      1,978
Thereafter..............................................................      --          13,083     13,083
                                                                               -----   ---------  ---------
                                                                           $     515   $  26,175  $  26,690
                                                                               -----   ---------  ---------
                                                                               -----   ---------  ---------

NOTE 8 -- INCOME TAXES:
    Universal and the Holding Company entered into a tax sharing agreement that became effective upon completion of the Refinancing Plan. Under the tax sharing agreement, the Holding Company filed a consolidated federal income tax return with Universal for the taxable year of Universal ended on December 31, 1993 and will continue to file consolidated returns for each taxable year thereafter for which the Holding Company and Universal are eligible to file consolidated federal income tax returns. Under the tax sharing agreement, for each taxable year of Universal with respect to which Universal is included in a consolidated federal income tax return with the Holding Company, Universal will pay to the Holding Company an amount equal to the lesser of (i) the consolidated federal income tax liability of the consolidated group of which the Holding Company is the common parent or (ii) the federal income tax liability of Universal, computed as if Universal had filed a separate federal income tax return. Accordingly, Universal has included the tax benefits of the Holding Company's net operating loss carryforwards generated prior to consummation of the Refinancing Plan in its deferred tax computation. Tax benefits from losses generated by the Holding Company subsequent to the consummation of the Refinancing Plan are not available to Universal; however, such benefits may be transferred through either an intercompany transfer or a capital transaction.

    Since the Holding Company incurred a net operating loss in 1994 and 1995, no provision for income taxes was required. Deferred tax assets, determined in accordance with FAS 109, consist of the following:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1994       1995
                                                                                     ---------  ---------
Bad debts..........................................................................  $      42  $      42
Non-deductible accrued expenses....................................................         81         53
Depreciation.......................................................................        136        523
Non-deductible interest............................................................        558      1,803
Loss carryforwards.................................................................      6,575      6,202
                                                                                     ---------  ---------
                                                                                         7,392      8,623
                                                                                     ---------  ---------
Valuation reserve..................................................................     (7,392)    (8,623)
                                                                                     ---------  ---------
Net deferred tax asset.............................................................  $  --      $  --
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 8 -- INCOME TAXES: (CONTINUED)
    For tax return purposes, the following companies have net operating loss carryforwards at December 31, 1994 which expire between 2005-2009:

PRIOR TO REFINANCING PLAN:
  Universal.......................................................             $   5,808
  Holding Company.................................................                 7,172
                                                                               ---------
                                                                               $  12,980
                                                                               ---------
                                                                               ---------
SUBSEQUENT TO REFINANCING PLAN:
  Holding Company.................................................             $   2,524
                                                                               ---------
                                                                               ---------

    Certain restrictions on the Holding Company's utilization of the net operating losses will apply if there has been an "ownership change" of either the Holding Company, Universal, or both within the meaning of section 382 of the Internal Revenue Code. Upon completion of the debt offering and stock purchases as described in Note 5, a limitation was imposed on the net operating loss carryforwards which arose prior to the Refinancing Plan of Universal. The limitation, as specified in Section 382 of the Internal Revenue Code, is based on a percentage of the value of the Company at the time of the ownership change. Furthermore, the Holding Company's use of Universal's net operating losses are subject to limitations applicable to corporations filing consolidated federal income tax returns.

    In accordance with the Internal Revenue Code regulations, the deductibility of interest for the $50.0 million Senior Secured Discount Notes due 2004 is limited. Net operating losses exclude any interest which is not currently deductible.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION:
    In May 1994, Universal entered into two asset purchase agreements to purchase, for a net combined purchase price of $4,300, advertising structures located in the Chicago and Milwaukee markets. Approximately, $3,300 of the total purchase price was paid in cash and $1,000 was paid in the form of promissory notes issued by Universal. Additionally, in October 1994, Universal acquired a building in Addison, Illinois, for $1,500, $1,200 of which was funded with a secured term note. Accordingly, the Statement of Cash Flows does not reflect these notes issued to acquire the advertising structures or building.

    In addition, in 1994, 12,500 warrants to purchase shares of common stock were issued as compensation for services rendered in connection with the sale of the Units (Note 5). Accordingly, the Statement of Cash Flows does not reflect the $500 value assigned to the warrants as a cash outflow for deferred financing costs.

    In March 1995, Universal entered into two stock purchase agreements to purchase, for a net combined purchase price of $1,400, advertising structures located in the Dallas market. Approximately $1,200 of the total purchase price was paid in cash and $200 was paid in the form of promissory notes issued by Universal or assumption of debt of the acquired Company. Additionally, during 1995 Universal acquired signboard crane equipment for $103 under a capital lease. Accordingly, the Statement of Cash Flows does not reflect the debt incurred in the acquisition of the stock or the equipment.

NOTE 10 -- FINANCIAL INSTRUMENTS:
    The Holding Company values its financial instruments as required by FAS No. 107, "Disclosures about Fair Values of Financial Instruments." The carrying amounts of cash and cash equivalents, short

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 10 -- FINANCIAL INSTRUMENTS: (CONTINUED) term debt and long-term variable rate debt approximate fair value. The fair value of long-term debt is based on market prices. The estimated fair values of the Holding Company's financial instruments, for which the carrying amount does not approximate fair value, as of December 31, 1995 is as follows:

                                                                                 CARRYING
                                                                                  AMOUNT     FAIR VALUE
                                                                                -----------  -----------
Long-term debt................................................................  $   106,420  $   109,145

NOTE 11 -- COMMITMENT AND CONTINGENCIES:
    The Holding Company is subject to various legal claims, suits and complaints in the normal course of business. Such litigation includes claims by municipalities that certain outdoor advertising structures must be removed. While the ultimate outcome of current and future litigation cannot be predicted with certainty, management believes, based on the advice of the Company's counsel, the final outcome of such litigation will not have a material adverse effect on the Holding Company's consolidated financial position.

    Pursuant to the Refinancing Plan, the Holding Company entered into a Limited Capital Appreciation Rights Agreement with certain institutions that were previously debt holders of Universal (the "Holders"). Pursuant to the agreement, upon the occurrence of a "Triggering Event," the Holding Company will be obligated to pay to the Holders consideration based on the valuation of the common equity of the Holding Company, but in no event in excess of $3,800. As defined by the agreement, a Triggering Event includes an initial public offering of common stock and a plan of complete liquidation or dissolution. The expiration date of the agreement is June 30, 1998, except that, with respect to an initial public offering of common stock, the expiration date is June 30, 1996. As the likelihood of a triggering event occurring prior to the agreement's expiration date is not probable, no accrual, or charge to operations, were recorded at December 31, 1995.

NOTE 12 -- SUBSEQUENT EVENTS:
    In February 1996, the Company entered into an agreement to purchase all outstanding stock of NOA Holding Company for approximately $85 million ("Naegele Acquisition"). The Company expects fees and expenses associated with the deal to be $5 million. As a result of the proposed stock purchase, Universal will acquire signboards in the Minneapolis/St. Paul, Minnesota and Jacksonville, Florida markets. The Company expects to finance this acquisition with $60 million in bank borrowings and $30 million in cash proceeds from the purchase of equity of the Holding Company by an investor group. The transaction is expected to close in April 1996.

    In the first quarter of 1996, the Company also entered into an asset purchase agreement with Ad-sign, Inc. Under this agreement, Universal purchased approximately 160 display faces in the Chicago market in exchange for $12.5 million. The purchase price was paid in cash and was financed with borrowings against the Acquisition Line of Credit.

NOTE 13 -- ACQUISITIONS AND FINANCING (UNAUDITED)
    On  April 5, 1996, the Company  refinanced its existing credit facility with
(i) a revolving credit line in the amount of $12.5 million ("Revolving Credit Facility") and (ii) an acquisition term loan and an acquisition revolving credit line in the amount of $75.0 million and $12.5 million, respectively ("Acquisition Credit Facility"). No amounts were drawn under the Revolving Credit Facility to finance the Naegele Acquisition; the Revolving Credit Facility is available to Universal Outdoor, Inc. for working capital needs. Approximately $84.5 million was drawn and used to finance the Naegele Acquisition and refinance other

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 13 -- ACQUISITIONS AND FINANCING (UNAUDITED) (CONTINUED) indebtedness under the Acquisition Credit Faciliy. Both the Revolving Credit Facility and the Acquisition Credit Facility are secured by a lien on the assets of Universal Outdoor, Inc., a pledge of the stock of the Company, and a pledge of the stock of any wholly-owned subsidiary of Universal Outdoor, Inc.

    In addition, the Company sold 186,500 shares of Class B common stock and 188,500 shares of Class C common stock for approximately $30 million. The proceeds were used to assist in the financing of the Naegele Acquisition.

    In April 1996, the Company acquired four painted bulletin faces in the Chicago market from Paramount Outdoor, Inc. in an asset purchase transaction for approximately $600,000.

    In July 1996, the Company completed an initial public offering (IPO) of its stock whereby the Company sold 4,630,000 shares of Common Stock at net proceeds of $62,435,550. The proceeds were used to pay down on existing debt. In conjunction with the IPO, the Company effected a 16-for-one stock split. The accompanying financial statements and related notes thereto have been restated to reflect the 16-for-one stock split for all periods presented.

    In August 1996, the Company entered into an agreement to acquire all the outstanding stock of Outdoor Advertising Holdings, Inc. for approximately $240 million. The Company expects fees and expenses associated with the deal to be $10 million. As a result of the proposed stock purchase, Universal will acquire signboards in the Southeast markets including Orlando, Chattanooga, Myrtle Beach, Palm Beach, Ocala, and the East Coast and Gulf Coast areas of Florida. The Company expects to finance this acquisition with bank borrowings. The transaction is expected to close in October, 1996.

    In September 1996, the Company acquired an option to purchase certain assets of Tanner-Peck Outdoor for $5 million. The option is to purchase certain assets located in and around Memphis, Tennessee and Tunica County, Mississippi during the period from December 1, 1996 and December 31, 1996. The purchase price in connection with purchase upon exercise of the option is approximately $71 million (including the price of the option) plus 100,000 shares of Common Stock of the Company.

    In September 1996, the Company purchased certain assets of Iowa Outdoor Displays for approximately $1.8 million. As a result of the agreement, the Company will acquire signboards in the Des Moines market.

    Also in September 1996, the Company purchased certain assets of The Chase Company for approximately $5.8 million. As a result of the agreement, the Company will acquire signboards in the Dallas market.

    The Company will finance the purchase price of certain of the Acquisitions and the related refinancing of certain existing bank indebtedness of the Company and will pay the fees and expenses associated with the Acquisitions in part through an amended and restated revolving credit facility loan and an amended and restated acquisition term loan of up to $300 million under the New Credit Facility.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
NOA Holding Company

    We have audited the accompanying consolidated balance sheets of NOA Holding Company as of May 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOA Holding
Company as of May 31, 1994 and 1995 and the consolidated results of its operations and cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

                                          Minneapolis, Minnesota
                                          July 21, 1995

                              NOA HOLDING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                    MAY 31,
                                                                              --------------------
                                                                                1994       1995
                                                                              ---------  ---------   MARCH 31,
                                                                                                        1996
                                                                                                    ------------
                                                                                                    (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash......................................................................  $   1,619  $   1,630   $      906
  Accounts receivable, net of allowance for doubtful accounts of $346,000 in
   1994 and $338,000 in 1995................................................      4,384      4,517        3,639
  Other receivables.........................................................        256        262          126
  Inventories...............................................................        267        282          153
  Current portion of prepaid leases.........................................      1,183      1,098        1,059
  Prepaid expenses..........................................................        390        274          191
  Other assets..............................................................        150         35          210
                                                                              ---------  ---------  ------------
      Total current assets..................................................      8,249      8,098        6,284
                                                                              ---------  ---------  ------------
Long-term portion of prepaid leases.........................................        312        509          545
Property and equipment, net (Note 3)........................................     23,562     22,357       14,422
Intangibles, net (Note 4)...................................................     17,505     12,374        5,715
                                                                              ---------  ---------  ------------
      Total assets..........................................................  $  49,628  $  43,338   $   26,966
                                                                              ---------  ---------  ------------
                                                                              ---------  ---------  ------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................  $     605  $     650   $      460
  Revolving credit..........................................................        200     --           --
  Accrued interest..........................................................        598        191          393
  Other accrued expenses....................................................      1,626      1,800        1,705
  Deferred revenue..........................................................        100         66          136
  Current portion of long-term debt.........................................      6,000        608           91
                                                                              ---------  ---------  ------------
      Total current liabilities.............................................      9,129      3,315        2,785
                                                                              ---------  ---------  ------------
Long-term debt (Note 5).....................................................     29,657     30,324        5,072
Other long-term liabilities.................................................        577        480          521
                               STOCKHOLDERS' EQUITY (NOTES 8 AND 9)
Preferred stock, par value $.10 per share:
  Authorized shares -- 1,000
  Issued shares -- 1,000....................................................     --         --           --
Class A common stock, par value $.01 per share:
  Authorized shares -- 200,000
  Issued shares -- 81,693.70 in 1994 and 72,919.94 in 1995..................          1          1            1
Class B common stock, par value $.01 per share:
  Authorized shares -- 25,000
  Issued shares -- 13,199.82 in 1994 and 6,172.16 in 1995...................     --         --           --
Additional paid-in capital..................................................     19,524     18,857       18,857
Retained deficit............................................................     (9,260)    (9,639)        (270)
                                                                              ---------  ---------  ------------
      Total stockholders' equity............................................     10,265      9,219       18,588
                                                                              ---------  ---------  ------------
      Total liabilities and stockholders' equity............................  $  49,628  $  43,338   $   26,966
                                                                              ---------  ---------  ------------
                                                                              ---------  ---------  ------------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                            TEN MONTHS ENDED
                                                                YEAR ENDED MAY 31              MARCH 31,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
                                                                                              (UNAUDITED)
Revenues...............................................  $  33,503  $  33,784  $  37,054  $  30,369  $  28,964
Less agency commissions and discounts..................      4,394      4,082      4,553      3,730      3,570
                                                         ---------  ---------  ---------  ---------  ---------
Net revenue............................................     29,109     29,702     32,501     26,639     25,394
Operating expenses:
  Production...........................................      6,876      6,466      6,472      5,416      4,697
  Real estate rental...................................      6,763      7,143      7,556      6,212      6,021
  Selling..............................................      2,364      2,773      2,545      2,108      1,803
  General and administrative...........................      4,951      5,294      5,388      4,391      3,509
  Depreciation and amortization........................      6,726      6,816      7,201      6,589      5,073
                                                         ---------  ---------  ---------  ---------  ---------
                                                            27,680     28,492     29,162     24,716     21,103
                                                         ---------  ---------  ---------  ---------  ---------
Operating profit.......................................      1,429      1,210      3,339      1,923      4,291
Interest...............................................      3,613      3,479      3,062      2,601      1,769
Gain on sale of assets.................................     --         --         --         --         (9,983)
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) before income taxes..................     (2,184)    (2,269)       277       (678)    12,505
Income taxes...........................................     --         --         --         --          2,441
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss)......................................     (2,184)    (2,269)       277       (678)    10,064
Dividends on preferred stock...........................       (594)    --         --         --           (695)
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to common shares..........  $  (2,778) $  (2,269) $     277  $    (678) $   9,369
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                          PREFERRED STOCK   CLASS A COMMON     CLASS B COMMON
                                                                STOCK              STOCK         ADDITIONAL
                                          ---------------  ----------------  ------------------   PAID-IN    RETAINED
                                          SHARES   AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   CAPITAL    DEFICIT
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1992.................  1,000    $--     81,693.70  $  1    13,199.82  $--     $19,228     $ (3,612)
  Dividends declared....................   --       --        --       --        --       --       --            (594)
  Net loss..............................   --       --        --       --        --       --       --          (2,184)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1993.................  1,000     --     81,693.70     1    13,199.82   --      19,228       (6,390)
  Dividends declared....................   --       --        --       --        --       --       --            (305)
  Dividends in-kind.....................   --       --        --       --        --       --         296         (296)
  Net loss..............................   --       --        --       --        --       --       --          (2,269)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1994.................  1,000     --     81,693.70     1    13,199.82   --      19,524       (9,260)
  Dividends in-kind.....................   --       --        --       --        --       --         961         (656)
  Proceeds from issuance of stock.......   --       --        --       --      3,852.63   --       --           --
  Stock redemptions relative to the sale
   of Pony Panels.......................   --       --     (7,599.32)  --     (9,754.26)  --      (1,372)       --
  Repurchases of stock..................   --       --     (1,174.44)  --     (1,126.03)  --        (270)       --
  Compensation expense on stock
   issuances............................   --       --        --       --        --       --          14        --
  Net income............................   --       --        --       --        --       --       --             277
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1995.................  1,000    $--     72,919.94  $  1     6,172.16  $  --   $18,857     $ (9,639)
  Net income (unaudited)................   --       --        --       --        --       --       --           9,369
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at March 31, 1996 (unaudited)...  1,000    $       72,919.94  $  1     6,172.16  $--     $18,857     $   (270)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                              TEN MONTHS ENDED
                                                                  YEAR ENDED MAY 31              MARCH 31,
                                                           -------------------------------  --------------------
                                                             1993       1994       1995       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)........................................  $  (2,184) $  (2,269) $     277  $    (678) $   9,369
Adjustments to reconcile to net cash provided by
 operating activities:
  Depreciation and amortization..........................      6,726      6,816      7,201      6,589      5,073
  Gain on sale of assets.................................     --         --         --         --         (9,983)
  Deferred tax provision.................................                                                    550
  Barter revenue resulting from purchases of equipment...       (108)    --         --         --         --
  Stock compensation expense.............................     --         --             14     --         --
  Changes in operating assets and liabilities:
    Accounts receivable..................................       (444)       (57)      (320)       118         (7)
    Other current and noncurrent assets..................        (36)       628         98         66       (123)
    Accounts payable.....................................        191        144         45       (108)    --
    Accrued expenses, deferred revenue and other.........          5       (477)       (59)      (231)      (344)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities................      4,150      4,785      7,256      5,756      4,535
                                                           ---------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES
Capital expenditures for signs...........................       (928)    (1,459)    (1,636)    (1,146)    (1,164)
Proceeds from disposal of signs..........................        150        301         51         26        106
Other capital expenditures...............................     --           (242)      (338)      (293)      (235)
Proceeds from the sale of assets.........................     --         --            542        542     21,784
                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities....................       (778)    (1,400)    (1,381)      (871)    20,491
                                                           ---------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES
Net borrowings from bank.................................     --            200     --         --          1,500
Dividends paid...........................................       (594)      (296)    --         --         --
Increase in preferred stock..............................     --         --         --         --            540
Principal payments of bank debt..........................     (3,100)    (3,043)    (5,157)    (4,357)   (27,700)
Payments to revise credit agreement......................     --         --           (669)      (668)    --
Principal payments on notes payable......................     --         --            (38)    --            (90)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in financing activities....................     (3,694)    (3,139)    (5,864)    (5,025)   (25,750)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided........................................       (322)       246         11       (140)      (724)
Cash at beginning at of period...........................      1,695      1,373      1,619      1,619      1,630
                                                           ---------  ---------  ---------  ---------  ---------
Cash at end of period....................................  $   1,373  $   1,619  $   1,630  $   1,479  $     906
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

    Supplemental schedule of noncash operating and investing activities:

       The Company sold the net assets of Pony Panels on August 31, 1994 as part of a stock redemption. The book value of the net assets sold totaled approximately $1,900,000.

       The  Company  incurred  long-term  obligations  of  $270,000  for   stock
       redemptions made during the year ended May 31, 1995.

       Purchases of equipment resulting from barter agreements totaled $108,000 for the year ended May 31, 1993. There were no such purchases in 1994 and 1995.

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements consolidate the accounts of NOA Holding Company (formerly McCarty Holding Company, Inc.) and its wholly-owned subsidiary, Naegele Outdoor Advertising Company. All intercompany transactions have been eliminated in consolidation.

    REVENUE RECOGNITION

    Advertising revenue is recognized monthly over the period in which advertisement displays are posted on the advertising structures. A full month's revenue is recognized in the first month of posting. The direct costs incurred to produce the related advertisements are expensed as incurred. Payments received in advance of billings are recorded as deferred revenue.

    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Maintenance, repairs and renewals, which neither materially add to the value of the property, nor appreciably prolong its life, are charged to expense as incurred.

    Depreciation of property and equipment is provided on declining balance and straight-line methods over useful lives of 3 to 25 years.

    INTANGIBLE ASSETS

    Intangibles assets are carried and are amortized on the straight-line method over useful lives of 5 to 40 years. Goodwill represents the cost of acquired businesses in excess of amounts assigned to tangible and intangible assets at the date of acquisition.

    INVENTORIES

    Inventories consist principally of supplies and are stated at lower of cost or market as determined on a first-in, first-out basis.

    INCOME TAXES

    Income taxes are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

    BARTER TRANSACTIONS

    The Company occasionally enters into agreements to trade advertising space for goods or services. Prior to December 8, 1992, the Company did not record such arrangements as revenue unless the items bartered for were capital items. The impact on revenues and expense of barter transactions not recorded in fiscal 1993 was $164,000.

    RECLASSIFICATION

    Certain amounts previously reported in 1993 and 1994 have been reclassified to conform to the 1995 presentation.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1996 and 1995 and for the ten months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

2.  ACQUISITIONS
    Effective   January  19,  1994,  the   Company  purchased  Atlantic  Outdoor
Advertising, Inc. for $1 million. The acquisition was recorded using the purchase method of accounting for business combinations.

3.  PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following:

                                                                                           ESTIMATED
                                                                     1994       1995      USEFUL LIFE
                                                                   ---------  ---------  -------------
                                                                      (IN THOUSANDS)
Land.............................................................  $   1,235  $   1,294       --
Advertising structures...........................................     24,825     25,256       20 years
Buildings........................................................        491        491    10-25 years
Machinery and equipment..........................................      1,180      1,201        6 years
Office furniture and equipment...................................      1,896      1,865     5-10 years
Automobiles and trucks...........................................      1,045      1,124        5 years
Other............................................................        384        370     3-10 years
                                                                   ---------  ---------
                                                                      31,056     31,601
Less accumulated depreciation....................................      7,494      9,244
                                                                   ---------  ---------
                                                                   $  23,562  $  22,357
                                                                   ---------  ---------
                                                                   ---------  ---------

4.  INTANGIBLES
    The intangibles consisted of the following:

                                                                                             ESTIMATED
                                                                        1994       1995     USEFUL LIFE
                                                                      ---------  ---------  -----------
                                                                         (IN THOUSANDS)
Advertising site leases.............................................  $  22,760  $  21,762     7 years
Covenant not to compete.............................................      3,118      3,129     5 years
Goodwill............................................................      2,159      2,030    40 years
Loan costs..........................................................      2,028      2,697     6 years
Organization costs..................................................        506        503     5 years
                                                                      ---------  ---------
                                                                         30,571     30,121
Less accumulated amortization.......................................     13,066     17,747
                                                                      ---------  ---------
                                                                      $  17,505  $  12,374
                                                                      ---------  ---------
                                                                      ---------  ---------

    The advertising site leases and covenant not to compete were recorded as a result of an acquisition in May 1991. Their cost represents management's best estimate of the fair value at the date of acquisition. The loan costs represent fees paid to obtain a bank term loan and line of credit in 1991 and to refinance the term loan and line of credit in August 1994. In connection with the loan refinancing, the Company wrote-off approximately $1 million of unamortized loan costs. The organization costs are management's estimate of the portion of various fees paid which are allocable to this asset.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

5.  DEBT
    Long-term debt consists of the following at May 31:

                                                                           1994       1995
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
Revolving Credit Commitment under the Amended and Restated Credit
 Agreement dated August 31, 1994.......................................  $      --  $  30,700
Term loans under the Credit Agreement dated as of May 22, 1991.........     35,657     --
Revolving Credit Loan under the Credit Agreement dated as of May 22,
 1991..................................................................        200     --
Subordinated note payable, annual installments of $52 through July
 1997, plus quarterly interest payments at prime.......................         --        157
Subordinated notes payable, annual installments of $38 through March
 1997, plus quarterly interest payments at prime.......................         --         75
                                                                         ---------  ---------
                                                                            35,857     30,932
Less current portion...................................................      6,200        608
                                                                         ---------  ---------
                                                                         $  29,657  $  30,324
                                                                         ---------  ---------
                                                                         ---------  ---------

    The Company amended and restated its bank Credit Agreement on August 31, 1994 and established a Revolving Credit Commitment of up to $38,000,000 and an Acquisition Loan Commitment of up to $5,000,000. Both commitments decrease quarterly each fiscal year and terminate on February 28, 2001. The available Revolving Credit Commitment at May 31, 1995 was $32,800,000. At year end there were no borrowings against the $5,000,000 Acquisition Loan Commitment. As part of the Agreement, interest on the first $20,000,000 of debt is payable under an Interest Rate Protect Plan ("IPP"). The IPP provides for a fixed rate of 6.28% plus applicable margin (2.5% at May 31, 1995) for a period of three years and began August 5, 1994. The Amended and Restated Credit Agreement also enables the Company to borrow the remainder of the debt at a rate equal to either the Loan Interbank Offered Rate (LIBOR) plus 3.0% or at the Lending Agent's base rate plus 1.75%. In addition, the Company can realize lower borrowing rates if certain financial results are achieved. At May 31, 1995, the interest rate in effect was LIBOR plus 2.5%.

    The Company is obligated to pay loan commitment fees to the banks equal to one-half of 1% of the average daily unused portion of the commitments.

    The bank has issued a letter of credit to the Company's insurance carrier totaling $323,000 at the end of fiscal 1994 and 1995.

    All common shares of  the Company are pledged  as collateral for the  Credit
Agreement;   accordingly,  substantially   all  of  the   Company's  assets  are
effectively pledged as collateral.

    The Credit Agreement contains certain restrictive covenants which the Company must comply with on a continuing basis. The Company is restricted as to borrowings, dividend payments, acquisitions, stock repurchases, sales of assets and capital expenditures.

    During fiscal 1995, the Company entered into certain stock redemption agreements to repurchase 1,174.44 shares of Class A Common Stock and 1,126.03 shares of Class B Common Stock. As part of the agreements, the Company issued subordinated promissory notes totaling approximately $270,000.

    Total interest paid on all debt was $3,849,000, $3,528,000 and $3,468,000 for fiscal 1993, 1994 and 1995, respectively.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

5.  DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt during the five-year period ending May 31, 2000 are (in thousands):

Year ending May 31:
  1996.............................................................  $     608
  1997.............................................................      4,365
  1998.............................................................      6,227
  1999.............................................................      7,600
  2000.............................................................      7,600

6.  INCOME TAXES
    At May 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8.0 million. These carryforwards expire between May 31, 2006 and 2010. During the current fiscal year, the Company utilized approximately $625,000 of net operating loss carryforwards to offset current year taxable income.

    Components of deferred tax assets and liabilities are (in thousands):

                                                                             1994       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Deferred tax assets:
  Loss carryforward......................................................  $   3,403  $   3,145
  Accrued expenses.......................................................        249        207
  Loan cost amortization.................................................         --        343
                                                                           ---------  ---------
                                                                               3,652      3,695
Deferred tax liabilities:
  Depreciation...........................................................        857      1,090
  Bad debt allowance.....................................................         33         36
                                                                           ---------  ---------
                                                                                 890      1,126
                                                                           ---------  ---------
Net deferred tax assets before valuation allowance.......................      2,762      2,569
Less valuation allowance.................................................      2,762      2,569
                                                                           ---------  ---------
Net deferred tax assets..................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

7.  EMPLOYEE BENEFIT PLAN
    The Company has a voluntary defined contribution 401(k) savings and retirement plan for the benefit of its nonunion employees who may contribute from 3% to 10% of their compensation. The Company has no obligation to contribute to the plan and made no contribution for fiscal 1993, 1994 and 1995.

8.  REDEEMABLE PREFERRED STOCK
    The preferred stock is redeemable, subject to certain restrictions, by the Company at a price equal to its value as carried on the financial statements. The Company also has the right to convert the preferred stock to debt at a rate of $1,000 principal of debt to $1,000 liquidation value of the preferred stock. The liquidation value of each of share of preferred stock is $7,699 and $8,660 at May 31, 1994 and 1995, respectively. After May 22, 2001, the preferred shareholders have the right to control the Board of Directors for the purpose of selling the Company.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

8.  REDEEMABLE PREFERRED STOCK (CONTINUED)
    Subject to certain bank restrictions, dividends on the preferred shares are payable semi-annually at the rate of 8% either in cash or in-kind payments which increase the liquidation value of the preferred stock. Should operating profits exceed certain targets, the dividend rate increases to 12%. The minimum targets for fiscal 1996 are $9,259 for each six month period.

9.  COMMON STOCK AND WARRANT
    The Class B common stock is entirely owned by key employees and officers. The ownership vests over a period of five years. In the event of a sale or liquidation of the Company, the Class A common stock has a 10% return preference over the Class B common stock.

    During fiscal 1995, the Company implemented a stock purchase plan for its key employees. Under the plan, 4,253 shares of Class B common stock will be granted to the employees at a purchase price of $.10 per share. The shares will vest over a five year period. Approximately 3,853 shares had been granted by May 31, 1995.

    Additionally, a warrant to purchase 5,000 shares of Class A common stock at $144.75 per share was outstanding at May 31, 1994 and 1995. The warrant expires on May 22, 2006 and has no voting rights.

10. SALES OF PONY PANELS
    Only July 22, 1994, the Company entered into an agreement with The McCarty Company ("McCarty") under which McCarty acquired all of the assets of the Pony Panels division (excluding cash) in exchange for McCarty's assumption of Pony Panel's liabilities, delivery of 7,599.32 shares of Class A Common Stock and 9,754.26 shares of Class B Common Stock of NOA Holding Company, and cash in the amount of $542.

11. COMMITMENTS AND CONTINGENCIES
    The City of Jacksonville, Florida has enacted a number of ordinances which would require the removal of outdoor advertising structures which are not located on federal aid primary and/or interstate highways. Management has vigorously contested the validity of these ordinances for the last four years. In March 1995, the Company reached a settlement with the City of Jacksonville and Capsigns, Inc. and has agreed to remove 711 billboards faces over a period of 20 years.

    The Company is also involved in litigation with various other municipalities and regulatory agencies as the result of condemnation proceedings and licensing and permit renewal disputes, which could result in the removal of advertising structures.

    Management believes, based upon the information currently available, that the settlement with the City of Jacksonville and Capsigns, Inc., along with the outcomes of the various actions described above, will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

    During fiscal 1995, the Company became a party to certain material litigation. The action alleges that a former billposting employee, while in the process of posting a billboard, fell to the ground (because the platform on which he was working gave way) and suffered significant injuries. It is alleged that these injuries have precluded him from seeking any gainful employment. This matter involves a significant level issue concerning the exclusive remedy provision of workers' compensation law in Minnesota. Minnesota law provides that an employer providing workers' compensation benefits is immune from tort liability. It is the Company's contention that, because the Company provided workers' compensation benefits to the former employee, the Company is entitled to tort immunity.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Plaintiff disputes the Company's interpretation of the law and argues that the tort suit can go forward. This matter was argued before a trial judge on February 28, 1995, who ruled in favor of the Plaintiff. An appeal to the Minnesota Court of Appeals is currently pending.

    The Plaintiff has also made a demand of approximately $4.9 million for lost wages and pain and suffering. An attempt to amend this complaint and state a claim for punitive damages has also been made. The Court has not yet acted on the amendment.

    At this time it is not possible to estimate the probable outcome of these actions and, accordingly, the Company has not established a reserve for the outcome of this litigation.

    The Company leases the facility in Minneapolis from the Company's preferred stockholder with annual rents of $480,000, exclusive of operating costs, which commenced May of 1993 and continues through May of 2001.

    The Company is required to make the following minimum operating lease payments for equipment and facilities under noncancelable lease agreements (in thousands):

Year ending May 31:
  1996.............................................................  $     552
  1997.............................................................        552
  1998.............................................................        552
  1999.............................................................        557
  2000.............................................................        557
  Thereafter.......................................................        704
                                                                     ---------
                                                                     $   3,474
                                                                     ---------
                                                                     ---------

    Rent expense for operating leases for the years ended May 31, 1993, 1994 and 1995 totaled $6,950,000, $6,837,000 and $7,268,000, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Universal Outdoor Holdings, Inc.

    We have audited the accompanying statement of revenues and direct expenses of Ad-Sign for the year ended December 31, 1995. This statement is the responsibility of the company's management. Our responsibility is to express an opinion on this statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the statement of revenues and direct expenses audited by us presents fairly, in all material respects, the revenues and direct expenses of Ad-Sign for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP

June 14, 1996
Chicago, Illinois

                                    AD-SIGN
                   STATEMENT OF REVENUES AND DIRECT EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

Gross revenues.....................................................  $   2,804
Less agency commissions............................................        224
                                                                     ---------
  Net revenues.....................................................      2,580
                                                                     ---------

Direct expenses:
  Direct advertising expenses......................................        338
  General and administrative expenses..............................        402
  Depreciation and amortization....................................        454
                                                                     ---------
                                                                         1,194
                                                                     ---------
Operating income...................................................  $   1,386
                                                                     ---------
                                                                     ---------

    See accompanying notes to the statement of revenues and direct expenses.

                                    AD-SIGN
             NOTES TO THE STATEMENT OF REVENUES AND DIRECT EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1995

NOTE 1 -- BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS:

    The Statement of Revenues and Direct Expenses for the year ended December 31, 1995 presents revenues from contracts for the 160 advertising display faces acquired from Ad-Sign, Inc. by Universal Outdoor Holdings, Inc. (Universal) in the first quarter of 1996. This financial statement excludes operating expenses which are not directly related to the assets acquired by Universal. Although Universal only acquired certain assets of Ad-Sign, Inc., this acquisition meets the criteria for a "business acquired" in accordance with Regulation S-X, Rule 3-05 of the Securities Exchange Act of 1934.

    Ad-Sign is an outdoor advertising company which owns and operates outdoor advertising display faces principally in Chicago, Illinois. Ad-Sign sells outdoor advertising space to national, regional and local advertisers.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES:

    The preparation of the statement of revenues and direct expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The significant accounting policies used in the preparation of these financial statements are as follows.

REVENUES AND DIRECT EXPENSES

    Advertising revenues are generated from contracts with advertisers generally covering periods of one to twelve months. Ad-Sign recognizes revenues ratably over the contract term and defers customer prepayment of advertising fees. Costs incurred for the production of outdoor advertising displays are recognized in the initial month of the contract or as incurred during the contract period.

PREPAID LAND RENTS

    Most of Ad-Sign's outdoor advertising structures are located on leased land. Land rents are typically paid in advance for periods ranging from one to twelve months. Prepaid land rents are expenses ratably over the related rental term.

NOTE 3 -- SUBSEQUENT EVENT:

    In the first quarter of 1996, Ad-Sign, Inc. entered into an asset purchase agreement with Universal Outdoor Holdings, Inc. Under this agreement, Universal purchased 160 advertising display faces in the Chicago market for $12.5 million.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
POA Acquisition Corporation


    We have audited the accompanying balance sheets of POA Acquisition Corporation as of December 31, 1995 and 1994, and the related statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of POA Acquisition Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


    As discussed in Note 2 to the financial statements, the 1994 financial statements have been restated to reflect the correction of an error in the calculation of the provision for income taxes.

                                          Ernst & Young LLP

Orlando, Florida
April 1, 1996, except for Note 16
 as to which the date is
 August 27, 1996

                          POA ACQUISITION CORPORATION
                                 BALANCE SHEETS
                                     ASSETS


                                                                            DECEMBER 31,
                                                                   ------------------------------
                                                                                        1995
                                                                                   --------------     JUNE 30
                                                                                                   --------------
                                                                        1994                            1996
                                                                   --------------                  --------------
                                                                     (RESTATED)                     (UNAUDITED)
Current assets:
  Cash...........................................................  $      727,690  $      811,352  $    2,873,233
  Accounts receivable............................................       4,482,520       5,631,320       6,207,868
  Prepaid expenses...............................................       1,698,539       1,822,964       2,471,868
  Prepaid income taxes...........................................          51,629          43,875        --
  Deferred income taxes..........................................       2,596,951       3,213,848       3,213,848
                                                                   --------------  --------------  --------------
    Total current assets.........................................       9,557,329      11,523,359      14,766,817
Deferred income taxes............................................      14,269,374      11,835,410      10,730,410
Property, plant and equipment, net...............................      20,112,931      23,005,058      23,433,086
Other assets.....................................................      46,266,092      41,854,491      49,337,612
                                                                   --------------  --------------  --------------
                                                                   $   90,205,726  $   88,218,318  $   98,267,925
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                              LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses..........................  $    3,432,619  $    2,992,112  $    3,419,277
  Current portion of long-term debt..............................       8,061,214       9,109,419       9,109,419
                                                                   --------------  --------------  --------------
    Total current liabilities....................................      11,493,833      12,101,531      12,528,696
Long-term debt, less current portion.............................      70,210,555      65,603,203      73,947,859
Shareholder's equity
  Common stock, $.01 par value:
    Authorized shares -- 2,000,000
    Issued and outstanding shares -- 100 in 1995 and 1994........               1               1               1
  Additional paid-in capital.....................................      45,419,909      45,419,909      45,419,909
  Accumulated deficit............................................     (36,918,572)    (34,906,326)    (33,628,540)
                                                                   --------------  --------------  --------------
    Total shareholder's equity...................................       8,501,338      10,513,584      11,791,370
                                                                   --------------  --------------  --------------
                                                                   $   90,205,726  $   88,218,318  $   98,267,925
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------


                            See accompanying notes.

                          POA ACQUISITION CORPORATION
                            STATEMENTS OF OPERATIONS


                                                                                       FOR THE SIX MONTHS
                                        FOR THE YEARS ENDED DECEMBER 31,                 ENDED JUNE 30,
                                 ----------------------------------------------  ------------------------------
                                      1993            1994            1995            1995            1996
                                 --------------  --------------  --------------  --------------  --------------
                                                   (RESTATED)                             (UNAUDITED)
Advertising revenues...........  $   37,456,464  $   41,737,266  $   45,830,359  $   21,563,122  $   24,860,268
Less commissions and
 discounts.....................      (3,362,525)     (3,865,492)     (4,393,319)     (2,047,289)     (2,249,876)
                                 --------------  --------------  --------------  --------------  --------------
                                     34,093,939      37,871,774      41,437,040      19,515,833      22,610,392
                                 --------------  --------------  --------------  --------------  --------------
Expenses:
  Operating....................      10,493,219      11,151,065      11,775,891       5,775,612       6,531,119
  Selling, general and
   administrative..............       9,413,920      10,283,413      10,698,212       5,028,685       5,999,987
  Amortization.................       4,853,633       5,208,589       5,061,849       2,540,689       2,540,689
  Depreciation.................       2,871,608       2,878,346       2,545,182       1,231,195       1,461,016
                                 --------------  --------------  --------------  --------------  --------------
                                     27,632,380      29,521,413      30,081,134      14,576,181      16,532,811
                                 --------------  --------------  --------------  --------------  --------------
Income from operations.........       6,461,559       8,350,361      11,355,906       4,939,652       6,077,581
                                 --------------  --------------  --------------  --------------  --------------
Other income (expense):
  Interest expense.............      (5,866,923)     (7,012,646)     (7,346,241)     (3,710,133)     (3,691,754)
  Loss on sale of a division...        --              (494,824)       --              --              --
  Gain (loss) on disposal of
   property and equipment,
   net.........................        (446,151)       (329,056)        (64,332)       (155,276)         46,959
  Interest and other income....         167,360          24,412          42,244        --              --
                                 --------------  --------------  --------------  --------------  --------------
                                     (6,145,714)     (7,812,114)     (7,368,329)     (3,865,409)     (3,644,795)
                                 --------------  --------------  --------------  --------------  --------------
Income before income taxes and
 extraordinary item............         315,845         538,247       3,987,577       1,074,243       2,432,786
Provision for income taxes:
  Current......................         100,158          37,572         158,264          42,600          96,500
  Deferred.....................         478,263       1,256,910       1,817,067         489,400       1,108,500
                                 --------------  --------------  --------------  --------------  --------------
                                        578,421       1,294,482       1,975,331         532,000       1,205,000
                                 --------------  --------------  --------------  --------------  --------------
Income (loss) before
 extraordinary item............        (262,576)       (756,235)      2,012,246         542,243       1,227,786
Extraordinary item:
  (Loss) gain on early
   extinguishment of debt, net
   of income tax expense
   (benefit) of ($147,350) and
   $50,000.....................        --              (244,552)       --              --                50,000
                                 --------------  --------------  --------------  --------------  --------------
Net income (loss)..............  $     (262,576) $   (1,000,787) $    2,012,246  $      542,243  $    1,277,786
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------


                            See accompanying notes.

                          POA ACQUISITION CORPORATION
                       STATEMENTS OF SHAREHOLDER'S EQUITY


                                                                                                      TOTAL
                                       COMMON     PREFERRED      ADDITIONAL       ACCUMULATED     SHAREHOLDER'S
                                        STOCK       STOCK      PAID-IN CAPITAL      DEFICIT          EQUITY
                                      ---------  ------------  ---------------  ---------------  ---------------
Balance at January 1, 1993..........  $       1  $     12,237  $    57,644,726  $   (28,262,869) $    29,394,095
  Net loss for 1993.................     --           --             --                (262,576)         262,576
                                      ---------  ------------  ---------------  ---------------  ---------------
Balances at December 31, 1993.......          1        12,237       57,644,726      (28,525,445)      29,131,519
  Net loss for 1994 (restated)......     --           --             --              (1,000,787)      (1,000,787)
  Issuance of preferred stock.......     --           550,000        4,950,000        --               5,500,000
  Redemption of preferred stock.....     --          (562,237)     (17,174,817)       --             (17,737,054)
  Cumulative preferred stock
   dividends........................     --           --             --              (7,392,340)      (7,392,340)
                                      ---------  ------------  ---------------  ---------------  ---------------
Balance at December 31, 1994
 (restated).........................          1       --            45,419,909      (36,918,572)       8,501,338
  Net income for 1995...............     --           --             --               2,012,246        2,012,246
                                      ---------  ------------  ---------------  ---------------  ---------------
Balance at December 31, 1995........          1       --            45,419,909      (34,906,326)      10,513,584
Net income for the six months ended
 June 30, 1996 (unaudited)..........     --           --             --               1,277,786        1,277,786
                                      ---------  ------------  ---------------  ---------------  ---------------
                                      $       1  $    --       $    45,419,909  $    33,628,540  $    11,791,370
                                      ---------  ------------  ---------------  ---------------  ---------------
                                      ---------  ------------  ---------------  ---------------  ---------------


                            See accompanying notes.

                          POA ACQUISITION CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                                                             FOR THE SIX MONTHS
                                                  FOR THE YEARS ENDED DECEMBER 31,             ENDED JUNE 30
                                              -----------------------------------------  --------------------------
                                                  1993                         1995          1995          1996
                                              ------------                 ------------  ------------  ------------
                                                                1994
                                                            -------------
                                                             (RESTATED)                         (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...........................  $   (262,576) $  (1,000,787) $  2,012,246  $    542,243  $  1,277,786
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
  Amortization..............................     4,853,633      5,208,589     5,061,849     2,540,689     2,540,689
  Depreciation..............................     2,871,608      2,878,346     2,545,182     1,231,194     1,461,016
  Deferred income taxes.....................       478,263      1,123,867     1,817,067       489,400     1,108,500
  Loss on sale of division..................     1,367,286        494,824       --            --            --
  Loss on disposal of property and
   equipment, net...........................       446,151        329,056        64,332         3,100       (46,959)
  Provision for bad debts...................       122,694        375,190        64,285       --            --
  Changes in operating assets and
   liabilities:
    Increase in accounts receivable.........      (677,585)      (523,087)   (1,213,085)     (418,229)     (576,547)
    Increase in prepaid expenses............       (68,365)      (253,802)     (124,425)     (181,128)     (652,406)
    Decrease (increase) in prepaid income
     taxes..................................       (78,843)       (27,786)        7,754       --             43,875
    Decrease (increase) in other assets.....           862     (2,511,167)     (500,248)      --            --
    (Increase) decrease in accounts payable
     and accrued expenses...................       867,753        772,507      (440,507)       15,570       427,165
                                              ------------  -------------  ------------  ------------  ------------
Net cash provided by operating activities...     9,920,881      6,865,750     9,294,450     4,222,839     5,583,119
INVESTING ACTIVITIES
Proceeds from sale of division..............       --           2,000,000       --            --            --
Proceeds from disposal of property and
 equipment..................................       160,450        101,463       227,854       155,276       367,500
Purchases of property, plant and
 equipment..................................    (2,586,418)    (1,787,528)   (5,729,495)     (777,279)   (2,209,588)
Purchases of intangibles....................       --            --            (150,000)      --        (10,023,806)
                                              ------------  -------------  ------------  ------------  ------------
Net cash (used in) provided by investing
 activities.................................    (2,425,968)       313,935    (5,651,641)     (622,003)  (11,865,894)
FINANCING ACTIVITIES
Proceeds from long-term borrowings..........       133,500     83,023,442     4,500,000     1,000,000    13,147,633
Payments of long-term debt..................    (8,151,871)   (70,696,101)   (8,059,147)   (4,029,691)   (4,802,977)
Proceeds from issuance of preferred stock...       --           5,500,000       --            --            --
Redemption of preferred stock...............       --         (17,737,054)      --            --            --
Dividends paid..............................       --          (7,392,340)      --            --            --
                                              ------------  -------------  ------------  ------------  ------------
Net cash used in financing activities.......    (8,018,371)    (7,302,053)   (3,559,147)   (3,029,691)    8,344,656
                                              ------------  -------------  ------------  ------------  ------------
Net increase (decrease) in cash.............      (523,458)      (122,368)       83,662       571,145     2,061,881
Cash at beginning of year...................     1,373,516        850,058       727,690       727,690       811,352
                                              ------------  -------------  ------------  ------------  ------------
Cash at end of year.........................  $    850,058  $     727,690  $    811,352  $  1,298,835     2,873,233
                                              ------------  -------------  ------------  ------------  ------------
                                              ------------  -------------  ------------  ------------  ------------


                            See accompanying notes.

                          POA ACQUISITION CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE 1 -- ORGANIZATION
    On January 31, 1989, Outdoor Advertising Holdings, Inc. (Holdings) contributed its shares of POA Acquisition Corporation (Company) common stock, along with cash, to Peterson Acquisition, Inc. (Acquisition), a wholly-owned subsidiary of Holdings. Acquisition immediately purchased the Company's outstanding common shares under the terms of an Agreement and Plan of Merger dated December 21,1988. Acquisition was subsequently merged into the Company and its outstanding shares were converted into one hundred shares of the Company's common stock.

    The merger was accounted for as a purchase with a purchase price of $33,279,550 (including acquisition costs of $4,448,023). Certain individuals, who were former shareholders of the Company, own shares of Holdings and are included in the management of Holdings and the Company. The Company allocated the purchase price among the assets acquired and liabilities assumed, based upon the respective fair values of the assets and liabilities, with the excess purchase price recorded as goodwill.

    The Company provides outdoor advertising services in the states of Florida, South Carolina and Tennessee. Approximately 70% of the business is in the State of Florida.

NOTE 2 -- RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS
    In October 1994, the Company sold certain assets, liabilities and the business of its Orangeburg Division. In determining the gain or loss on the sale for tax purposes, approximately $2,500,000 of goodwill was incorrectly included in the calculation. The 1994 financial statements have been restated to reflect the correction of this error resulting in a decrease in income before extraordinary item and an increase in net loss of $956,000 from the amounts previously reported.

NOTE 3 -- ACCOUNTING POLICIES

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation for financial reporting purposes is computed by the straight-line method over the estimated useful lives of the various classes of assets as follows:

Buildings......................................................  28-30 years
Advertising structures.........................................     12 years
Equipment......................................................    2-7 years

    The Company uses the accelerated Cost Recovery System and the Modified Accelerated Cost Recovery System for income tax reporting purposes.

    OTHER ASSETS

    Loan costs incurred in connection with obtaining financing have been deferred and are being amortized over the life of the loans. Goodwill represents the excess of the cost of acquired businesses over the fair market value at acquisition of the specifically identified assets.

    Intangible assets are being amortized over the following periods:

Advertising structure leases....................................  8-10 years
Goodwill........................................................    40 years
Deferred loan costs.............................................   1-6 years

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 3 -- ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The Company follows the liability method of accounting for income taxes. Deferred income taxes relate to the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    ADVERTISING REVENUE

    Advertising revenue is recognized ratably on a monthly basis over the period in which advertisement displays are posted on the advertising structures.

    ADVERTISING STRUCTURE RENTALS

    Advertising structure lease rentals are generally paid in advance and charged to expense over the life of the lease.

    INTEREST RATE SWAP AND INTEREST CAP AGREEMENTS

    The Company has entered into interest rate swap and interest rate cap agreements to effectively convert a portion of its variable-rate borrowings into fixed-rate obligations. The amount to be received or paid related to these agreements is recognized over the lives of the agreements as an adjustment to interest expense.

    BARTER TRANSACTIONS

    The Company enters into agreements to provide outdoor advertising services in exchange for various goods and services of their customers. Revenue recognized from these transactions approximated $1,497,000, $830,000 and $0 in 1995, 1994 and 1993, respectively.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


    FINANCIAL INSTRUMENTS



    The carrying amounts of cash, accounts receivable, accounts payable and long-term debt at December 31, 1995 approximate fair value.


    ACCOUNTING STANDARD

    In March 1995, the FASB issued Statement No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. As of December 31, 1995 there were no indications of impairment that would effect the carrying value of assets.


    INTERIM FINANCIAL INFORMATION



    The interim financial information as of June 30, 1996 and 1995 and for the six months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 4 -- ACCOUNTS RECEIVABLE
    Accounts receivable consist of the following:

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1995           1994
                                                                            -------------  -------------
Trade.....................................................................  $   5,701,472  $   4,493,568
Employee notes and other..................................................        463,300        458,119
                                                                            -------------  -------------
                                                                                6,164,772      4,951,687
Less allowance for uncollectible accounts.................................       (533,452)      (469,167)
                                                                            -------------  -------------
                                                                            $   5,631,320  $   4,482,520
                                                                            -------------  -------------
                                                                            -------------  -------------

    Included in employee notes and other are notes and accrued interest aggregating $299,269 in 1995 and $279,473 in 1994 from common shareholders.

NOTE 5 -- PREPAID EXPENSES
    Prepaid expenses consist of the following:

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1995           1994
                                                                            -------------  -------------
Lease rental payments.....................................................  $   1,261,795  $   1,065,874
Maintenance supplies......................................................         94,581        133,268
Other.....................................................................        466,588        499,397
                                                                            -------------  -------------
                                                                            $   1,822,964  $   1,698,539
                                                                            -------------  -------------
                                                                            -------------  -------------

NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment are stated at cost and consist of the following:

                                                                                 DECEMBER 31,
                                                                       --------------------------------
                                                                            1995             1994
                                                                       ---------------  ---------------
Land.................................................................  $     2,466,681  $     2,466,681
Buildings............................................................        2,074,084        2,011,256
Advertising structures...............................................       31,857,123       27,446,874
Equipment............................................................        3,602,942        2,978,167
                                                                       ---------------  ---------------
                                                                            40,000,830       34,902,978
Less accumulated depreciation........................................      (16,995,772)     (14,790,047)
                                                                       ---------------  ---------------
                                                                       $    23,005,058  $    20,112,931
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------

NOTE 7 -- OTHER ASSETS
    Other assets consist of the following:

                                                                                 DECEMBER 31,
                                                                       --------------------------------
                                                                            1995             1994
                                                                       ---------------  ---------------
Goodwill.............................................................  $    45,239,949  $    45,239,949
Advertising structure leases, at cost................................       26,096,863       26,021,863
Non-compete and other, at cost.......................................        6,495,641        6,420,390
Deferred loan costs..................................................        3,403,068        2,903,068
                                                                       ---------------  ---------------
                                                                            81,235,521       80,585,270
Less accumulated amortization........................................      (39,381,027)     (34,319,178)
                                                                       ---------------  ---------------
                                                                       $    41,854,494  $    46,266,092
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 8 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES
    Accounts payable and accrued expenses consist of the following:

                                                                                    DECEMBER 31,
                                                                            ----------------------------
                                                                                1995           1994
                                                                            -------------  -------------
Trade accounts payable....................................................  $   1,285,008  $   1,794,814
Accrued compensation and other............................................      1,677,573      1,623,766
Accrued interest..........................................................         29,531         14,039
                                                                            -------------  -------------
                                                                            $   2,992,112  $   3,432,619
                                                                            -------------  -------------
                                                                            -------------  -------------

NOTE 9 -- LONG-TERM DEBT
    Long-term debt consists of the following:

                                                                                  DECEMBER 31,
                                                                         ------------------------------
                                                                              1995            1994
                                                                         --------------  --------------
Notes payable to banks.................................................  $   74,500,000  $   78,000,000
Other long-term debt...................................................         212,622         271,769
                                                                         --------------  --------------
                                                                             74,712,622      78,271,769
Less amounts due within one year.......................................      (9,109,419)     (8,061,214)
                                                                         --------------  --------------
                                                                         $   65,603,203  $   70,210,555
                                                                         --------------  --------------
                                                                         --------------  --------------

    In January 1994, the Company refinanced its notes payable to banks, paid off the unsecured subordinated notes payable to investment banking firms and redeemed the 14% Series A senior redeemable cumulative preferred stock with term notes and revolving credit notes totaling $83,000,000 and $7,000,000, respectively. Notes payable to banks are term notes and revolving credit notes are secured by all assets and common stock of the Company. Interest is charged on borrowings under the term notes and revolving credit notes at the Company's discretion at either a Eurodollar base rate or an ABR rate determined in accordance with the terms of the Credit Agreement. Interest on the term notes is currently charged at a Eurodollar base rate determined at each interest renewal period. The December 31, 1995 term notes consist of a $54,500,000 borrowing at 8.19% and a $20,000,000 borrowing at 10.94%. On December 29, 1995, the Company amended its Credit Agreement to allow for an additional $50,000,000 line of credit available for acquisitions. No borrowings under this amendment have occurred. Long-term debt maturities over the next five years are approximately as follows: 1996 -- $9,107,000: 1997 -- $11,051,000: 1998 -- $13,048,000: 1999
- -- $21,505,000: 2000 -- $20,000,000 and $0 thereafter.

    The refinancing of the notes payable in 1994 resulted in an extraordinary loss of $391,902 as a result of writing-off the unamortized portion of deferred loan costs related to those borrowings.

    The Company entered into interest rate swap and interest rate cap agreements that expire in 1997 with a notional amount of $40,000,000 at December 31, 1995 to reduce the impact of changes in interest rates on its variable rate long-term debt.

    The counterpart to the agreements is a major financial institution. In the event a counterparty fails to meet the terms of an interest rate swap or interest rate cap agreement, the Company's exposure is limited to the interest rate differential. Credit loss from counterparty nonperformance is not anticipated.

    The Company paid approximately $7,331,000, $7,570,000 and $4,301,000 in cash for interest in 1995, 1994 and 1993, respectively.

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 10 -- EMPLOYEE BENEFITS PLANS
    The Company has a discretionary defined contribution plan which provides retirement benefits to substantially all employees. The contributions made to this plan were approximately $100,000 in 1995 and 1994, respectively and $110,000 in 1993.

NOTE 11 -- INCOME TAXES
    At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $43,600,000 for income tax purposes available to offset future taxable income through 2006 to 2009. The Company was subject to alternative minimum tax which is imposed at a 20% rate on the corporation's alternative minimum taxable income in 1995. The alternative minimum tax expense for 1995 was $132,800 and $100,158 for 1993. The tax paid will be allowed as a credit carryover against regular tax in future periods. Net operating loss carryforwards for alternative minimum tax purposes are approximately $38,900,000. For financial reporting purposes, no valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards. The tax benefit of any net operating losses which are not utilized will be recognized as a current year expense in the year of expiration.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1995, are attributable to the bad debt allowance, depreciation and amortization differences, alternative minimum tax, and net operating loss carryforwards.

    Components of the provision for income taxes for each year are as follows:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                               -----------------------------------------
                                                                   1995                         1993
                                                               -------------      1994       -----------
                                                                              -------------
                                                                               (RESTATED)
Current
  Federal....................................................  $     132,754  $      11,522  $   100,158
  State......................................................         25,510         26,050      --
                                                               -------------  -------------  -----------
Total current................................................  $     158,264  $      37,572  $   100,158
                                                               -------------  -------------  -----------
                                                               -------------  -------------  -----------
Deferred:
  Federal....................................................  $   1,532,587  $   1,073,054  $   432,500
  State......................................................        284,480        183,856       45,763
                                                               -------------  -------------  -----------
Total deferred...............................................  $   1,817,067  $   1,256,910  $   478,263
                                                               -------------  -------------  -----------
                                                               -------------  -------------  -----------


    The provision for income taxes included in the statements of operations differs from the amounts computed by applying the statutory rate to income before income taxes as follows:



                                                                        YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------
                                                                   1995                         1993
                                                               -------------      1994       -----------
                                                                              -------------
                                                                               (RESTATED)
Income tax expense at the statutory rate.....................  $   1,355,776  $     183,004  $   107,387
Goodwill.....................................................        387,017        942,732      481,136
Meals and entertainment......................................         17,432         21,214        7,959
State taxes, net of federal benefit..........................        204,593        138,538       30,204
Other........................................................         10,513          8,994      (48,265)
                                                               -------------  -------------  -----------
                                                               $   1,975,331  $   1,294,482  $   578,421
                                                               -------------  -------------  -----------
                                                               -------------  -------------  -----------

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 11 -- INCOME TAXES (CONTINUED)

    Components of deferred tax assets for each year are as follows:



                                                                                  DECEMBER 31,
                                                                         ------------------------------
                                                                              1995
                                                                         --------------       1994
                                                                                         --------------
                                                                                           (RESTATED)
Current deferred tax assets:
  Net operating loss carryforward......................................  $    3,000,000  $    2,444,000
  Charitable contribution carryforward.................................           2,050        --
  Prepaid expenses.....................................................         (82,331)       (114,184)
  Bad debt allowance...................................................         254,347         176,407
  Accrued liabilities..................................................          39,782          90,728
                                                                         --------------  --------------
Total current deferred tax assets......................................  $    3,213,848  $    2,596,951
                                                                         --------------  --------------
                                                                         --------------  --------------
Noncurrent deferred tax assets:
  Property and equipment...............................................  $      141,450  $       87,150
  Intangible assets....................................................      (1,961,941)     (2,224,357)
  Alternative minimum tax credit.......................................         276,112         148,370
  Net operating loss carryforward......................................      13,391,143      16,269,565
  State income taxes...................................................         (11,354)        (11,354)
                                                                         --------------  --------------
                                                                         $   11,835,410  $   14,269,374
                                                                         --------------  --------------
                                                                         --------------  --------------


    The Company paid income taxes of $149,000, $48,000 and $104,000 in 1995, 1994 and 1993, respectively.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases office space under various non-cancelable operating leases. Minimum lease payments under these leases are approximately as follows:
1996 -- $151,000; 1997 -- $136,000 and $0 thereafter. The Company also leases land for advertising structures under operating leases which are cancelable or which have terms of less than one year.

    Rent expense charged to operations amounted to approximately $7,461,000 in 1995, $6,947,000 in 1994 and $6,630,000 in 1993.

NOTE 13 -- PREFERRED STOCK
    Holdings has issued various classes of preferred stock which provide for, among other things, cumulative dividends which accrue quarterly whether or not declared by the board of directors, and a liquidation value which includes accrued dividends. This liquidation value amounted to approximately $70,711,000 at December 31, 1995 and $66,029,000 at December 31, 1994, of which approximately $28,110,000 and $23,428,000, respectively, is accrued but unpaid dividends. At December 31, 1995 Holdings had no assets, other than its investment in the Company. The Holdings preferred stock does not contain mandatory redemption features.

NOTE 14 -- ACQUISITIONS
    During the year ended December 31, 1995, the Company acquired the assets of three separate advertising entities. Under the terms of the transactions, the Company acquired certain fixed assets, customer lists and advertising leases of these entities for a combined total of $3,710,000. In connection with the acquisition of the customer lists and advertising leases, intangible assets were recorded at a total of $150,000. The customer lists and advertising leases were assigned useful lives of three and ten years, respectively.

                          POA ACQUISITION CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1995

NOTE 15 -- SUBSEQUENT EVENTS

    ACQUISITION


    On March 29, 1996, the Company purchased the stock of a company that provides outdoor advertising services for $710,000. The Acquisition has been accounted for by the purchase method.


    COMMITMENT


    The Company has entered into an agreement to purchase the capital stock of a company that provides outdoor advertising services. The purchase price is $10,000,000 which will be financed with the Company's Term C notes. The Company anticipates accounting for this Acquisition by the purchase method.



NOTE 16 -- SALE OF THE COMPANY


    On August 27, 1996, the Company's parent, Holdings, entered into an Agreement and Plan of Merger to which it agreed to sell the outstanding capital stock of Holdings for approximately $240,000,000 in cash.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members
Tanner-Peck, L.L.C.
Memphis, Tennessee

    We have audited the accompanying combined balance sheet of Tanner-Peck, L.L.C. (the "Company") as of December 31, 1995, and the related combined statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tanner-Peck, L.L.C. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 23, 1996, except for Note 8 which is as of September 12, 1996

BDO Seidman, LLP
Memphis, TN

                              TANNER-PECK, L.L.C.
                            COMBINED BALANCE SHEETS


                                                                                    DECEMBER 31,
                                                                                        1995
                                                                                   --------------     JUNE 30,
                                                                                                        1996
                                                                                                   --------------
                                                                                                    (UNAUDITED)
ASSETS (NOTE 7):
Current
  Cash and cash equivalents (Note 3).............................................  $    2,175,396  $    1,712,501
  Trade accounts receivable (Note 2), less allowance for doubtful accounts of
   $57,934 and $177,765..........................................................       1,312,635       2,277,222
  Other receivables..............................................................           9,496          33,955
  Prepaid expenses...............................................................         320,663         270,324
                                                                                   --------------  --------------
Total current assets.............................................................       3,818,190       4,294,002
Property and equipment, less accumulated depreciation
 (Note 4)........................................................................      21,197,368      20,726,722
                                                                                   --------------  --------------
                                                                                   $   25,015,558  $   25,020,724
                                                                                   --------------  --------------
                                                                                   --------------  --------------

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Trade accounts payable.........................................................  $      412,834  $        8,244
  Accrued expenses...............................................................         213,181         262,886
  Current maturities of long-term debt (Note 5)..................................          49,471          51,500
                                                                                   --------------  --------------
Total current liabilities........................................................         675,486         322,630
Long-term debt, less current maturities (Note 5).................................       1,134,849       1,108,420
Minority interest................................................................          34,671          39,858
                                                                                   --------------  --------------
Total liabilities................................................................       1,845,006       1,470,908
Commitments and contingencies (Note 7)...........................................
Members' equity (Note 1).........................................................      23,170,552      23,549,816
                                                                                   --------------  --------------
                                                                                   $   25,015,558  $   25,020,724
                                                                                   --------------  --------------
                                                                                   --------------  --------------


     See accompanying summary of accounting policies and notes to financial statements.

                              TANNER-PECK, L.L.C.
                         COMBINED STATEMENTS OF INCOME

                                                                                   FOR THE SIX MONTHS ENDED JUNE
                                                                    FOR THE                     30,
                                                                  YEAR ENDED       ------------------------------
                                                               DECEMBER 31, 1995        1995            1996
                                                              -------------------  --------------  --------------
                                                                                            (UNAUDITED)

Billboard revenue...........................................     $   8,099,188     $    3,620,866  $    7,717,336
Cost of sales...............................................        (3,679,087)        (1,627,763)     (3,955,512)
                                                              -------------------  --------------  --------------
Gross profit................................................         4,420,101          1,993,103       3,761,824
Selling, general and administrative expenses................        (1,746,678)          (665,149)     (1,361,049)
                                                              -------------------  --------------  --------------
Operating income............................................         2,673,423          1,327,954       2,400,775
Interest expense............................................          (582,705)          (280,099)        (47,091)
Minority interest...........................................           (14,080)            (7,862)         (5,188)
                                                              -------------------  --------------  --------------
Net income..................................................     $   2,076,638     $    1,039,993  $    2,348,496
                                                              -------------------  --------------  --------------
                                                              -------------------  --------------  --------------

Pro forma:
  Historical net income.....................................     $   2,076,638     $    1,039,993  $    2,348,496
  Pro forma income taxes (Note 6)...........................           801,000            401,000         901,000
                                                              -------------------  --------------  --------------
  Pro forma net income......................................     $   1,275,638     $      638,993  $    1,447,496
                                                              -------------------  --------------  --------------
                                                              -------------------  --------------  --------------

     See accompanying summary of accounting policies and notes to financial statements.

                              TANNER-PECK, L.L.C.
               COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

                                                                       PAID-IN        RETAINED
                                                                       CAPITAL        EARNINGS      TOTAL EQUITY
                                                                    --------------  -------------  --------------
Members' equity, December 31, 1994................................  $    1,343,946  $    --        $    1,343,946
Net income for 1995...............................................        --            2,076,638       2,076,638
Capital contributions (Note 1)....................................      20,393,521       --            20,393,521
Distributions to members..........................................        --             (643,553)       (643,553)
                                                                    --------------  -------------  --------------
Members' equity, December 31, 1995................................  $   21,737,467  $   1,433,085  $   23,170,552
                                                                    --------------  -------------  --------------
Unaudited:
  Members equity, December 31, 1994...............................  $    1,343,946  $    --        $    1,343,946
  Net income for the six months ended June 30, 1995...............        --            1,039,993       1,039,993
  Distributions for members.......................................        --             (390,000)       (390,000)
                                                                    --------------  -------------  --------------
  Members' equity June 30, 1995...................................       1,343,946        649,993       1,993,939
                                                                    --------------  -------------  --------------
                                                                    --------------  -------------  --------------
  Members' equity, December 31, 1995..............................  $   21,737,467  $   1,433,085  $   23,170,552
  Net income for the six months ended June 30, 1996...............        --            2,348,496       2,348,496
  Distributions to members........................................        --           (1,969,232)     (1,969,232)
                                                                    --------------  -------------  --------------
  Members' equity, June 30, 1996..................................  $   21,737,467  $   1,812,349  $   23,549,816
                                                                    --------------  -------------  --------------
                                                                    --------------  -------------  --------------

     See accompanying summary of accounting policies and notes to financial statements.

                              TANNER-PECK, L.L.C.
                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                       FOR THE SIX MONTHS ENDED
                                                                      FOR THE                  JUNE 30,
                                                                    YEAR ENDED       ----------------------------
                                                                 DECEMBER 31, 1995       1995           1996
                                                                -------------------  -------------  -------------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................    $     2,076,638    $   1,039,992  $   2,348,496
  Depreciation................................................            579,977          238,071        762,210
  Provision for bad debts.....................................            190,577           49,000        125,000
  Minority interest...........................................             14,080            7,862          5,188
  Gain on disposal of assets..................................             (1,176)        --             --
  Changes in operating assets and liabilities:
    Trade accounts receivable.................................           (549,837)        (243,061)    (1,089,587)
    Prepaid expenses and other accounts receivables...........           (149,182)        (239,218)        25,880
    Trade accounts payable....................................            190,305         (200,061)      (404,590)
    Accrued expenses..........................................             90,740          (99,557)        49,705
                                                                -------------------  -------------  -------------
      Net cash provided by operations.........................          2,442,122          553,028      1,822,302
                                                                -------------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Memphis division of Naegele Outdoor Advertising
   Company (Note 1)...........................................        (14,020,096)
  Capital expenditures........................................           (940,622)        (559,382)      (291,565)
  Proceeds from sale of property and equipment................             16,977         --
                                                                -------------------  -------------  -------------
    Net cash used for investing activities....................        (14,943,741)        (559,382)      (291,565)
                                                                -------------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash contributed by members (Note 1)........................         20,393,521         --             --
  Principal advances on long-term debt........................          5,194,649        3,085,884       --
  Principal payments on long-term debt........................        (10,318,097)      (2,470,990)       (24,400)
  Distributions to members....................................           (643,553)        (390,000)    (1,969,232)
                                                                -------------------  -------------  -------------
Net cash provided by (used for) financing activities..........         14,626,520          224,894     (1,993,632)
                                                                -------------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents..........          2,124,901          218,540       (462,895)
Cash and cash equivalents, at beginning of period.............             50,495           50,495      2,175,396
                                                                -------------------  -------------  -------------
Cash and cash equivalents, at end of period...................    $     2,175,396    $     269,035  $   1,712,501
                                                                -------------------  -------------  -------------
                                                                -------------------  -------------  -------------
SUPPLEMENTAL DISCLOSURE:
  Interest paid...............................................    $        97,029    $      48,976  $      47,088
                                                                -------------------  -------------  -------------
                                                                -------------------  -------------  -------------


     See accompanying summary of accounting policies and notes to financial statements.

                              TANNER-PECK, L.L.C.
                         SUMMARY OF ACCOUNTING POLICIES

GENERAL                        Tanner-Peck, L.L.C. was organized on January 12, 1995. Prior to  its  organization as  a  limited liability  company, the entity conducted business as Tanner-Peck Outdoor Sign  (Note
                               3).

BASIS OF COMBINATION           The   combined  financial  statements  include  the  outdoor
                               advertising business of Tanner-Peck, L.L.C. (the  "Company")
                               and  TOA Enterprises, L.P. The  ownership of TOA Enterprise,
                               L.P. includes a 5% minority interest which has been provided for in  the combined  financial statements.  These  combined
                               financial   statements  do  not   include  other  assets  or
                               liabilities of the individual member owners.

ACQUISITION                    Effective November 29, 1995, the Company acquired the assets and assumed certain liabilities  of the Memphis division  of
                               Naegele  Outdoor Advertising  Company ("Naegele")  (Note 1).
                               The acquisition was accounted for using the purchase  method
                               of   accounting.  Accordingly,   the  assets   acquired  and
                               liabilities  assumed  were  recorded  at  their   respective
                               estimated  fair  values, and  the  results of  operations of
                               Naegele since the acquisition data have been included in the combined financial statements of the Company.

USE OF ESTIMATES               The preparation  of the  Company's financial  statements  in conformity  with  generally  accepted  accounting principles requires management to make  estimates and assumptions  that affect  the reported  amounts of assets  and liabilities and disclosure of contingent assets and liabilities at the  date of  the  financial statements  and  the reported  amounts of revenues and expenses during the reporting period. The  most significant of these estimates is the allowance for doubtful accounts (Note 2).

REVENUE RECOGNITION            The  Company  enters into  contracts  with its  customers to provide billboard and poster  advertising for terms  ranging from  one month to five years. Revenue under these contracts is recognized  each  month  as customers  are  invoiced  for leased advertising space provided.

PROPERTY, EQUIPMENT AND
 DEPRECIATION                  Property  and equipment are stated  at cost. Depreciation is computed using the straight-line  method over the  following estimated useful lives:

                                                          Years
                               ------------------------------------------------------------
                                    Billboard structures                            15
                                     Machinery and equipment                       7
                                    Office furniture and equipment                   7
                                    Vehicles                                        7
                               ------------------------------------------------------------

                               Leasehold improvements are amortized over the shorter of the useful life of the improvement or the term of the lease.

                              TANNER-PECK, L.L.C.
                   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

TAXES ON INCOME                The  combined  companies  are treated  as  a  "pass through"
                               entity for income tax  purposes. Accordingly, the  companies
                               pay   no  taxes  on  income  and  each  member,  partner  or
                               shareholder  includes  their  portion  of  income  in  their respective tax returns.

OPERATING LEASES               The  Company leases the sites  upon which its billboards are
                               located  under  various   operating  lease  agreements.   In
                               general,  these leases  provide for  monthly rental payments and rental expense is recognized each month.

STATEMENTS OF CASH FLOWS       For purposes of  the statements of  cash flows, the  Company classifies cash on hand and in checking and savings accounts as cash equivalents.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of June 30, 1996 and 1995 and for the six months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

                              TANNER-PECK, L.L.C.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- ACQUISITION AND RECAPITALIZATION
    Effective November 29, 1995, the Company acquired most of the assets, and assumed certain liabilities, of Naegele, an outdoor advertising business. The acquisition was effectuated by the Company paying approximately $14 million cash and assuming $133,000 in liabilities of Naegele as well as all of its operating lease obligations. The purchase price has been allocated to the various assets acquired based on their respective estimated fair values as follows:

Billboard structures..........................................  $12,536,306
Land..........................................................      398,781
Office furniture and equipment................................      369,673
Machinery and equipment.......................................      308,778
Leasehold improvement.........................................      279,701
Vehicles......................................................      153,435
Other assets..................................................      106,422
                                                                -----------
                                                                $14,153,096
                                                                -----------
                                                                -----------

    Concurrent with the acquisition, the Company was recapitalized by admitting a new member to the Company, The Weatherley Tanner Trust (the "Trust"), and receiving a capital contribution of $20,393,521 cash as follows (Note 7):

Mr. William B. Tanner                                                 $5,835,116
The Weatherley Tanner Trust                                          $14,558,405

    As part of the recapitalization, notes payable aggregating $5,500,000 were paid in full upon the closing of the acquisition.


    Pro forma sales and net income as if the acquisition had occurred as of January 1, 1995 would have been as follows (unaudited):


Sales.........................................................  $13,104,000
Net income....................................................       98,000

NOTE 2 -- TRADE ACCOUNTS RECEIVABLE
    Trade accounts receivable arise from the leasing of advertising space on billboards and posters which are primarily located in the Memphis, Tennessee area. Accordingly, the collectibility of such receivables is largely dependent upon the strength of the local economy.

    Activity in the allowance for doubtful accounts is summarized as follows:

Balance -- January 1, 1995......................................  $  30,466
Charged to expense..............................................    190,577
Uncollected balances written off, net of recoveries.............   (163,109)
                                                                  ---------
Balance -- December 31, 1995....................................  $  57,934
                                                                  ---------
                                                                  ---------

    Future revenues under noncancellable advertising billboard lease contracts for the next five years and thereafter are as follows at December 31, 1995:

1996...........................................................  $7,950,000
1997...........................................................   2,475,000
1998...........................................................   1,500,000
1999...........................................................     850,000
2000...........................................................      --

                              TANNER-PECK, L.L.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- RELATED PARTY TRANSACTIONS
    When Tanner-Peck, L.L.C. was organized on January 12, 1995, the owners of the previous company, Tanner-Peck Outdoor Sign, elected not to include certain land and the cost of a perpetual easement in the assets of Tanner-Peck, L.L.C. The use of these assets (cost of $736,453) are necessary for the continued use of the billboards located thereon. Rental expense for the use of these assets was $36,283 for the year ended December 31, 1995.

    The Company maintains certain bank accounts at United American Bank of Memphis, a related entity through common ownership.

    The Company also pays a member of the Company monthly rental payments of $3,000 for office space used by the Company.

NOTE 4 -- PROPERTY AND EQUIPMENT
    Property and equipment consist of the following:


                                                                          DECEMBER 31,
                                                                              1995
                                                                         --------------     JUNE 30,
                                                                                              1996
                                                                                         --------------
                                                                                          (UNAUDITED)
Billboard structures...................................................  $   20,631,409  $   20,698,819
Land...................................................................         398,781         398,781
Buildings..............................................................          18,001          18,001
Office furniture and equipment.........................................         489,152         492,965
Machinery and equipment................................................         335,478         340,782
Leasehold improvements.................................................         279,701         335,194
Vehicles...............................................................         225,353         303,595
                                                                         --------------  --------------
                                                                             22,377,875      22,588,137
Less accumulated depreciation..........................................      (1,344,327)     (2,101,238)
                                                                         --------------  --------------
                                                                             21,033,548      20,486,899
Construction in progress...............................................         163,820         239,823
                                                                         --------------  --------------
Net property and equipment.............................................  $   21,197,368  $   20,726,722
                                                                         --------------  --------------
                                                                         --------------  --------------


    Construction in progress consists of billboards and related structures which are under construction. The total cost of construction is not expected to be significant and will be funded through operations.

NOTE 5 -- LONG-TERM DEBT
    Long-term debt consists of the following:


                                                                            DECEMBER 31,
                                                                                1995
                                                                           --------------    JUNE 30,
                                                                                               1996
                                                                                           -------------
                                                                                            (UNAUDITED)
Unsecured note payable to a company, bearing interest at 8% per annum, payable in monthly principal and interest payments of $10,861 through
 October 2001 and a final payment of $755,178 due November 2001..........   $  1,092,795   $   1,070,982
Other notes payable, bearing interest at 8% per annum, payable in monthly principal and interest payments of approximately $1,054 through October
 2001 and a final payment of $51,990 due November 2001...................         91,525          88,938
                                                                           --------------  -------------
                                                                               1,184,320       1,159,920
Less current maturities..................................................        (49,471)        (51,500)
                                                                           --------------  -------------
Long-term debt...........................................................   $  1,134,849   $   1,108,420
                                                                           --------------  -------------
                                                                           --------------  -------------

                              TANNER-PECK, L.L.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- INCOME TAXES
    The combined companies are treated as a "pass through" entity for income tax purposes and pay no taxes on income. Instead, each individual member, partner or shareholder includes their portion of income in their respective tax returns. The pro forma income taxes shown on the accompanying combined statements of income represent the income taxes that would have been reported had the Company filed federal and state tax returns as a C Corporation.

    The following summarizes pro forma income taxes:

                                                                 FOR THE YEAR   FOR THE SIX MONTHS ENDED
                                                                ENDED DECEMBER          JUNE 30,
                                                                     31,        ------------------------
                                                                     1995          1995         1996
                                                                --------------  -----------  -----------
                                                                                      (UNAUDITED)
Federal.......................................................   $    717,000   $   359,000  $   806,000
State.........................................................         84,000        42,000       95,000
                                                                --------------  -----------  -----------
  Total.......................................................   $    801,000   $   401,000  $   901,000
                                                                --------------  -----------  -----------
                                                                --------------  -----------  -----------

    The pro forma income taxes differ from the amounts computed by applying the maximum federal statutory rates as follows:

                                                                                         FOR THE SIX MONTHS
                                                                        FOR THE YEAR
                                                                       ENDED DECEMBER      ENDED JUNE 30,
                                                                             31,        --------------------
                                                                            1995          1995       1996
                                                                       ---------------  ---------  ---------
                                                                                            (UNAUDITED)
Provision for federal income taxes at statutory rates................          34.0%         34.0%      34.0%
State taxes, net of federal benefit..................................           4.0           4.0        4.0
Other................................................................           0.6           0.6        0.4
                                                                             ------     ---------  ---------
Pro forma income taxes...............................................          38.6%         38.6%      38.4%
                                                                             ------     ---------  ---------
                                                                             ------     ---------  ---------

NOTE 7 -- COMMITMENTS AND CONTINGENCIES
    The $20,393,521 cash capital contributions discussed in Note 1 were financed by loans from a bank directly to the respective members or to intermediaries who in turn loaned funds to the members. All of the Company's assets are pledged as collateral for these loans.

    The Company is subject to certain restrictive covenants under the loan agreement which, among other things, limit future capital expenditures and require the maintenance of certain minimum debt service coverage and leverage ratios. One of the intermediaries, who controls a commercial bank by ownership of a holding company, is subject to certain restrictive covenants as to the commercial bank. The most significant of these covenants include the maintenance of certain minimum capital ratios and a minimum allowance for loan and lease losses. Moreover, the holding company and its commercial bank are precluded from incurring additional indebtedness.

    The approximates future minimum rental payments for noncancelable operating leases having remaining terms in excess of one year as of December 31, 1995 are as follows:


1996..........................................................  $ 3,300,000
1997..........................................................    3,200,000
1998..........................................................    2,800,000
1999..........................................................    2,600,000
Thereafter....................................................   12,300,000


    Rental expense under these operating leases was $1,581,467 for the year ended December 31, 1995.

                              TANNER-PECK, L.L.C.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The  Company is a  defendant in a  number of lawsuits  arising in the normal course of business. In addition, there are several actions by certain governmental agencies regarding permits and related matters. Management believes that the ultimate outcome of these matters will not have a material effect on the financial position or results of operations of the Company.

NOTE 8 -- SUBSEQENT EVENT
    On September 12, 1996 the Company entered into an agreement with Universal Outdoor Holdings, Inc. ("Universal") whereby Universal has the option to purchase substantially all of the assets of the Company during the period from December 1, 1996 to December 31, 1996 for approximately $71 million plus 100,000 shares of the common stock of Universal.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 --------------
                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          9
The Transactions...............................         13
Use of Proceeds................................         15
Dividend Policy................................         16
Price Range of Common Stock....................         16
Capitalization.................................         17
Pro Forma Financial Information................         18
Selected Consolidated Financial and Operating
  Data.........................................         26
Management's Discussion and Analysis of
  Financial Condition and Historical
  Operations...................................         27
Business.......................................         34
Management.....................................         44
Certain Transactions...........................         47
Principal and Selling Stockholders.............         48
Description of Capital Stock...................         50
Shares Eligible for Future Sale................         54
Description of Indebtedness and Other
  Commitments..................................         55
Underwriting...................................         59
Certain Legal Matters..........................         60
Experts........................................         60
Available Information..........................         61
Index to Consolidated Financial Statements.....        F-1


                                5,750,000 SHARES

                                     [LOGO]

                        UNIVERSAL OUTDOOR HOLDINGS, INC.

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                          , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a statement of estimated expenses incurred in connection with the shares of Common Stock being registered hereby, other than underwriting discounts and commissions:

SEC Registration Fee...............................................  $  78,381
NASD Filing Fee....................................................     23,230
Nasdaq Stock Market Listing Fee....................................      *
Printing and Engraving Expenses....................................      *
Legal Fees and Expenses............................................      *
Accounting Fees and Expenses.......................................      *
Transfer Agent and Registrar Fees and Expenses.....................      *
Blue Sky Fees and Expenses (including legal fees)..................     20,000
Miscellaneous......................................................      *
                                                                     ---------
    Total..........................................................      *
                                                                     ---------
                                                                     ---------

- ------------------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law ("Delaware Law") and
Article XI of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent provided by Delaware Law, which may include liabilities under the Securities Act.

    Section 8 of the Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain limited circumstances.

    As permitted by Section 102(b) of the Delaware Law, the Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,
(iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit.

    The Company does not maintain directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1993, the Company has issued the following securities which were not registered under the Securities Act:

    The 1996 Warrant Plan was adopted by the Board of Directors of the Company in April 1996 in order to advance the interests of the Company by affording certain key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The 1996 Warrant Plan is administered by the Compensation Committee of the Company. Pursuant to the 1996 Warrant Plan, Daniel L. Simon and Brian T. Clingen were awarded warrants in April 1996 which have been divided into three series: the Series I Warrants, the Series II Warrants and the Series III Warrants. In July 1996, the 1996 Warrant Plan was amended to, among other things (i) adjust the warrant exercise price for the Series II Warrants and the Series III Warrants from $5.00 per share (as adjusted to reflect the 16 for 1 stock split which occurred in July 1996) to (X) in the case of the Series II Warrants, the Closing Price for the day immediately preceding any such exercise minus $.01, PROVIDED, HOWEVER, that if at any time the average of the Closing Price for any 30 consecutive trading days is equal to or greater than $16.25 AND the Closing Price for the last day of such thirty day trading period is equal to or greater than $16.25, then the warrant exercise price shall thereafter be $5.00, and (Y) in the case of Series III Warrants, the Closing Price for the day immediately preceding any such exercise minus $.01, PROVIDED, HOWEVER, that if at any time the average of the Closing Price for any 30 consecutive trading days is equal to or greater than $20.00 AND the Closing Price for the last day of such thirty day trading period is equal to or greater than $20.00, then the warrant exercise price shall thereafter be $5.00; and (ii) making each class of Warrants fully exercisable. The Series I Warrants, the Series II Warrants and the Series III Warrants are fully exercisable at a warrant exercise price of $5.00 per share. The Warrants may not be sold, assigned, transferred, exchanged or otherwise disposed of except to spouses and beneficiaries of the holders of such Warrants. The Company consented to an assignment by Daniel L. Simon and Brian T. Clingen to Paul G. Simon of 123,536 Series I Warrants. A total of 2,470,608 shares of Common Stock have been reserved for issuance pursuant to the Warrants issued under the 1996 Warrant Plan. Daniel L. Simon holds 595,000 Series I Warrants, 700,000 Series II Warrants and 700,000 Series III Warrants; Brian L. Clingen holds 105,006 Series I Warrants, 123,536 Series II Warrants and 123,536 Series III Warrants; and Paul G. Simon holds 123,530 Series I Warrants. The Company recognized a one-time non-cash compensation charge of approximately $9 million in the quarter ended June 30, 1996 relating to the issuance of the Warrants under the 1996 Warrant Plan. See "Management -- The 1996 Warrant Plan" and "Executive Compensation."

    On April 5, 1996, the Company issued to KIA V and KEP V and certain individuals designated by KIA V and KEP V 186,500 shares of Class B Common Stock and 188,500 shares of Class C Common Stock in exchange for $30 million. Such Class B Common Stock and Class C Common Stock was reclassified into 6,000,000 shares of Common Stock in connection with the IPO.

    On June 30, 1994, the Company issued and sold to Bear, Stearns & Co. Inc. as the Initial Purchaser (the "Initial Purchaser") 50,000 Units consisting of $50,000,000 principal amount at maturity of 14% Series A Senior Secured Discount Notes due 2004 (the "Old Notes") and 50,000 Noteholder Warrants (sold with a 4% discount to the Initial Purchaser, along with compensation to Bear, Stearns & Co. Inc., in its individual capacity and not as Initial Purchaser, of 12,500 Noteholder Warrants) for an aggregate offering price of approximately $25.4 million. Each Unit consisted of $1,000 principal amount at maturity of the Old Notes and one Noteholder Warrant, and the Old Notes and Noteholder Warrants were immediately detachable and separately transferable, subject to compliance with applicable federal and state securities laws. This sale to the Initial Purchaser was exempt from registration as an exempt private placement under Section 4(2) of the Securities Act. On December 9, 1994, in a transaction registered under the Securities Act, the Company issued $50,000,000 principal amount at maturity of the Existing Company Notes in exchange for all of the issued and outstanding Old Notes.

    On November 18, 1993, pursuant to a Contribution Agreement between the Company and all of the then shareholders of UOI, (i) the holders of all of the common shares of UOI exchanged such shares on a one-for-one basis for shares of Common Stock of the Company and (ii) the holders of all of the Class B common shares of UOI exchanged such shares for an aggregate of 48,000 shares of Series B Preferred Stock, no par value, of the Company. These exchanges were exempt from registration as either not involving any "sale" or as exempt private placements under Section 4(2) of the Securities Act.

    On November 18, 1993, the Company entered into the Option Exchange Agreement with UOI and William H. Smith ("WHS"), pursuant to which the Company granted to WHS an option to purchase 0.52% of the issued and outstanding capital stock of the Company at a purchase price of $130,000. The option was exercisable by WHS upon the Company entering into a definitive agreement to issue shares of capital stock through an underwritten public offering. In July, 1996, the WHS exercised his option in full and received 67,600 shares of Common Stock of the Company. Daniel L. Simon and Brian T. Clingen provided such shares to WHS pursuant to an amendment to said Option Exchange Agreement.

    On November 18, 1993, the Company entered into the Capital Appreciation Right Agreement with Connecticut General Life Insurance Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North America and Aetna Life Insurance Company, pursuant to which the Company granted such parties limited capital appreciation rights in the capital stock of the Company in exchange for a waiver of the prepayment penalty in connection with the 1993 refinancing. Such capital appreciation rights are triggered by the occurrence of any of the following: (i) liquidation or dissolution of the Company or UOI, (ii) sale of all or substantially all of the issued and outstanding shares of common stock or assets of the Company or (iii) the merger or consolidation of the Company or UOI, subject to certain exceptions. The maximum amount payable pursuant to the agreement is $3.8 million and is required to be paid no later than one year following the triggering event. The agreement expires June 30, 1998.

    In each case, exemption from registration was claimed on the grounds that the issuance of such securities did not involve any public offering within the meaning of Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

 1.1*      Form of Underwriting Agreement

 2.1       Stock Purchase Agreement between Wind Point Partners II, L.P., Marquette
           Venture Partners, L.P., Chemical Equity Associates, a California Limited
           Partnership, Banc One Venture Corporation and Management Shareholders and UOI
           relating to the capital stock of NOA Holding Company dated February 27, 1996
           (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated April
           5, 1996 (Commission File No. 33-82582) (the "Company 8-K") and incorporated herein by reference)

 2.2       Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the
           Company 8-K and incorporated herein by reference)

 2.3       Plan and Agreement of Merger, dated November 18, 1993, between the Company and
           UOI (filed as Exhibit 2 to UOI's Registration Statement on Form S-1
           (Commission File No. 33-72710) and incorporated herein by reference)

 2.4*      Agreement and Plan of Recapitalization between the Company, KIA V, KEP V and certain stockholders of the Company

 2.5*      Agreement and Plan of Merger between UOI, Universal Acquisition Corp. and OAH dated August 27, 1996

 2.6*      Option and Asset Purchase Agreement between UOI and the Memphis/Tunica Sellers dated September 12, 1996

 2.7*      Asset Purchase Agreement between UOI and Iowa Outdoor, Inc. dated September
           12, 1996

 2.8*      Asset Purchase Agreement between UOI and The Chase Company dated September 11,
           1996

 3.1*      Third Amended and Restated Certificate of Incorporation

 3.2*      Second Amended and Restated Bylaws

 4.1**     Specimen Common Stock Certificate of the Company

 5.1*      Opinion of Winston & Strawn

 9.1**     Voting Trust Agreement dated December 20, 1995 among the Company, Daniel L.
           Simon and Brian T. Clingen

 9.2*      Voting Trust Agreement among the Company, Daniel L. Simon and Paul G. Simon

10.1*      Amended and Restated Revolving Credit Agreement dated September   , 1996
           entered into among UOI, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and Bankers Trust Company,
           as Agent

10.2*      Amended and Restated Acquisition Credit Agreement dated September   , 1996
           entered into among UOI, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and Bankers Trust Company,
           as Agent.

10.3**     Amended and Restated 1996 Warrant Plan of the Company

10.4       Warrant Agreement between the Registrant and United States Trust Company of
           New York, as warrant agent, dated June 30, 1994 relating to the Noteholder
           Warrants (filed as Exhibit 4(i) to Amendment No. 1 to the Company's Form S-1
           Registration Statement (File No. 33-93852) and incorporated herein by reference)

10.5       Agreement Regarding Tax Liabilities and Payments dated as of November 18, 1993 by and between UOI and the Company (filed as Exhibit 10(f) to UOI's Form S-1
           Registration Statement (File No. 33-72710) and incorporated herein by reference)

10.6**     Capital Appreciation Right Agreement among the Company, Connecticut General
           Life Insurance Company, Cigna Property and Casualty Insurance Company, Life
           Insurance Company of North America and Aetna Life Insurance Company dated
           November 18, 1993

10.7**     Option Exchange Agreement among the Company, UOI and WHS dated November 18,
           1993

10.8*      Amendment to Option Exchange Agreement among the Company, UOI, Daniel L.
           Simon, Brian T. Clingen and WHS

10.9*      Fee Letter between the Company and Kelso & Company, L.P.

10.10*     Registration Rights Agreement among the Company, KIA V, KEP V, Daniel L.
           Simon, Brian T. Clingen and Paul G. Simon

11.1*      Computation of earnings per share

21.1*      Subsidiaries of the Registrant

23.1***    Consent of Price Waterhouse LLP

23.2       Consent of Ernst & Young LLP

23.3       Consent of Ernst & Young LLP

23.4***    Consent of BDO Seidman, LLP

23.5       Consent of Winston & Strawn (contained in Exhibit 5.1)

24         Powers of Attorney (included on Signature Page)


- ------------------------

  * To be filed by amendment.

 ** Filed with the Company's Registration Statement on Form S-1 dated July 23,
    1996 (Commission File No. 333-5351) and incorporated herein by reference


*** Previously filed.


ITEM 17.  UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes that:

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to Item 14 above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 26th day of September, 1996.


                                UNIVERSAL OUTDOOR HOLDINGS, INC.

                                By:                      *
                                     -----------------------------------------
                                                  Daniel L. Simon
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



         SIGNATURE                        TITLE                      DATE
- ----------------------------  ------------------------------  ------------------

             *                President and Chief Executive
- ----------------------------   Officer (Principal Executive   September 26, 1996
      Daniel L. Simon          Officer) and Director

                              Vice President and Chief
             *                 Financial Officer (Principal
- ----------------------------   Financial and Accounting       September 26, 1996
      Brian T. Clingen         Officer) and Director

             *
- ----------------------------  Director                        September 26, 1996
      Michael J. Roche

             *
- ----------------------------  Director                        September 26, 1996
    Michael B. Goldberg

             *
- ----------------------------  Director                        September 26, 1996
       Frank K. Bynum




*By:      /s/ PAUL G. SIMON
      -------------------------
            Paul G. Simon
          ATTORNEY-IN-FACT

                                LIST OF EXHIBITS

 EXHIBIT
  NUMBER                                              DESCRIPTION                                                PAGE
- ----------  ------------------------------------------------------------------------------------------------     -----
 1.1*       Form of Underwriting Agreement

 2.1        Stock Purchase Agreement between Wind Point Partners II, L.P., Marquette Venture Partners, L.P.,
            Chemical Equity Associates, a California Limited Partnership, Banc One Venture Corporation and
            Management Shareholders and UOI relating to the capital stock of NOA Holding Company dated
            February 27, 1996 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated April
            5, 1996 (Commission File No. 33-82582) (the Company 8-K) and incorporated herein by reference)

 2.2        Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the Company 8-K and incorporated herein by reference)

 2.3        Plan and Agreement of Merger, dated November 18, 1993, between the Company and UOI (filed as
            Exhibit 2 to UOI's Registration Statement on Form S-1 (Commission File No. 33-72710) and
            incorporated herein by reference)

 2.4*       Agreement and Plan of Recapitalization between the Company, KIA V, KEP V and certain stockholders of the Company

 2.5*       Agreement and Plan of Merger between UOI, Universal Acquisition Corp. and OAH dated August 27,
            1996

 2.6*       Option and Asset Purchase Agreement between UOI and the Memphis/Tunica Sellers dated September
            12, 1996

 2.7*       Asset Purchase Agreement between UOI and Iowa Outdoor, Inc. dated September 12, 1996

 2.8*       Asset Purchase Agreement between UOI and The Chase Company dated September 11, 1996

 3.1*       Third Amended and Restated Certificate of Incorporation

 3.2*       Second Amended and Restated Bylaws

 4.1**      Specimen Common Stock Certificate of the Company

 5.1*       Opinion of Winston & Strawn

 9.1**      Voting Trust Agreement dated December 20, 1995 among the Company, Daniel L. Simon and Brian T.
            Clingen

 9.2*       Voting Trust Agreement among the Company, Daniel L. Simon and Paul G. Simon

10.1*       Amended and Restated Revolving Credit Agreement dated September   , 1996 entered into among the
            Registrant, the various lending institutions from time to time parties thereto, LaSalle National
            Bank, as Co-Agent and Bankers Trust Company, as Agent.

10.2*       Amended and Restated Acquisition Credit Agreement dated September   , 1996 entered into among
            the Registrant, the various lending institutions from time to time parties thereto, LaSalle
            National Bank, as Co-Agent and Bankers Trust Company, as Agent.

10.3**      Amended and Restated 1996 Warrant Plan of the Company

10.4        Warrant Agreement between the Registrant and United States Trust Company of New York, as warrant agent, dated June 30, 1994 relating to the Noteholder Warrants (filed as Exhibit 4(i) to
            Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-93852) and
            incorporated herein by reference)

 EXHIBIT
  NUMBER                                              DESCRIPTION                                                PAGE
- ----------  ------------------------------------------------------------------------------------------------     -----
10.5        Agreement Regarding Tax Liabilities and Payments dated as of November 18, 1993 by and between
            UOI and the Company (filed as Exhibit 10(f) to UOI's Form S-1 Registration Statement (File No.
            33-72710) and incorporated herein by reference)

10.6**      Capital Appreciation Right Agreement among the Company, Connecticut General Life Insurance
            Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North America
            and Aetna Life Insurance Company dated November 18, 1993

10.7**      Option Exchange Agreement among the Company, UOI and WHS dated November 18, 1993

10.8*       Amendment to Option Exchange Agreement among the Company, UOI, Daniel L. Simon, Brian T. Clingen and WHS

10.9*       Fee Letter between the Company and Kelso & Company, L.P.

10.10*      Registration Rights Agreement among the Company, KIA V, KEP V, Daniel L. Simon, Brian T. Clingen
            and Paul G. Simon

11.1*       Computation of earnings per share

21.1*       Subsidiaries of the Registrant

23.1***     Consent of Price Waterhouse LLP

23.2        Consent of Ernst & Young LLP

23.3        Consent of Ernst & Young LLP

23.4***     Consent of BDO Seidman, LLP

23.5        Consent of Winston & Strawn (contained in Exhibit 5.1)

24          Powers of Attorney (included on Signature Page)


- ------------------------

  * To be filed by amendment.

 ** Filed with the Company's Registration Statement on Form S-1 dated July 23,
    1996 (Commission File No. 333-5351) and incorporated herein by reference


*** Previously filed.